Form 20-F
period 2007-11-30
Journey Resources Corp.
filed 2008-07-07
CIK 1396368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: ______________

JOURNEY RESOURCES CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

407 – 808 Nelson Street,
Vancouver, British Columbia V6Z 2H2
Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 38,094,187 common shares outstanding as of June 16, 2008.

i

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]   No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]   No   [   ]   N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ]   No   [   ]   N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]      Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d)
of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [   ]   No   [   ]   N/A

- ii -

T A B L E   O F   C O N T E N T S

- iii -

GENERAL

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” or “CDN$” are expressed in Canadian dollars, unless otherwise indicated. References to "US$" refer to United States dollars.

Except as noted, the information set forth in this Registration Statement is as of June 16, 2008 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” including, without limitation, statements containing the words "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Factors that might cause future results to differ include, but are not limited to, the following:

  resources devoted to research and development may not yield new products that achieve commercial success;

  the production and launch of commercially viable products may take longer and cost more than expected;

  competition may lead to worse than expected financial condition and results of operations;

  changes in reimbursement procedures and/or amounts by third-party payors;

  changes caused by regulatory or market forces in the prices we receive for our products;

  the global economic environment in which we operate, as well as the economic conditions in our markets;

  currency exchange rate fluctuations may negatively affect our financial condition and results of operations;

  the impact of any future events with material unforeseen impacts, including, but not limited to, war, natura terrorism;

  supply and manufacturing disruptions could negatively impact our financial condition or results of operations;

  inability to attract qualified personnel, which could negatively impact our ability to grow our business;

  difficulty in protecting our intellectual property rights;

4

  pending or future litigation may negatively impact our financial condition and results of operations;

  government regulation or legislation may negatively impact our financial condition or results of operations;

  product recalls or withdrawals may negatively impact our financial condition or results of operations;

  the occurrence of environmental liabilities arising from our operations; and

  the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.

     You should read this document completely and with the understanding that the Company’s actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the United States Securities and Exchange Commission ("SEC"), we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination o comprehensive feasibility study.

Mineral Reserve

The Securities and Exchange Commission Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Projects”, defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This document uses the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

(2) Indicated Mineral Resource. An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resources.

This document uses the term “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves

(3) Measured Mineral Resource. A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The Securities and Exchange Commission Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” does not define or recognize resources. As used in this Registration Statement, “resources” are as defined in National Instrument 43-101.

PART I

ITEM 1               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.               Directors and Senior Management

The names, business addresses and functions of our directors and senior management are:

Name and Business Address	Function
Jatinder (Jack) Bal 407 – 808 Nelson Street Vancouver, British Columbia V6Z 2H2	President, Chief Executive Officer and Director
Lorne Torhjelm 975 – 163rd Street Surrey, British Columbia V4A 9T8	Chief Financial Officer and Secretary
Robert C. Bryce 465 Blvd. Sabourin Val D’Or, Quebec J9P 4W6	Director
Clinton Sharples 240 Neave Road Kelowna, British Columbia V1V 2L9	Director
Peter Pollard 53 Endcliffe Vale Road Sheffield, England SI0 3EP United Kingdom	Director
Chris Wilson Wythways, Starvebeeach GL17 9BJ England	Vice President, Exploration

B.               Advisors

Not applicable.

C.               Auditor

The names and addresses of our auditors for each of the three preceding years and their governing professional body memberships are:

Name and Address	Governing Professional Body	Audit Period
Watson Dauphinee & Masuch, Chartered Accountants Suite 420, 1501 West Broadway Vancouver, British Columbia V6J 4Z6	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)	Financial years ending November 30, 2007, 2006 and 2005

ITEM 2               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3               KEY INFORMATION

A.               Selected Financial Data

The following table presents selected consolidated financial data derived from our audited consolidated financial statements for the fiscal years ended November 30, 2007, 2006, 2005 and 2004. You should read this information in conjunction with the consolidated financial statements for each of the three years ended November 30, 2007, 2006, 2005 and 2004 included elsewhere in this Registration Statement. Please note that the earliest two years of financial information have been omitted from the following table as the Company was engaged in the business of lifestyle and leisure product development and distribution during 2001 and 2002. These operations were abandoned and a change of business took place in December 2003.

Our current independent auditor, Watson Dauphinee & Masuch, Chartered Accountants, audited our 2007, 2006, 2005 and 2004 annual financial statements. Our auditors prepared the financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 16 to the annual 2007, 2006 and 2005 financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to us and a reconciliation of our financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Registration Statement is presented in Canadian dollars (“dollars”, “$” or “CDN$”) and is in accordance with Canadian GAAP, unless indicated otherwise.

SUMMARY OF FINANCIAL INFORMATION
IN JOURNEY’S FINANCIAL STATEMENTS

Consolidated Statements of Operations and Deficit Data	Years ended November 30
	2007	2006	2005	2004
Revenues(1) Canadian GAAP US GAAP	nil nil	nil nil	nil nil	nil nil
Net earnings (loss) from operations and continuing operations Canadian GAAP US GAAP	($2,362,986) ($2,217,067)	($1,460,225) ($2,841,320)	($849,692) ($895,085)	($45,610) ($45,610)
Basic and diluted loss per common share Canadian GAAP US GAAP	($0.09) ($0.08)	($0.08) ($0.15)	($0.06) ($0.07)	($0.01) ($0.01)

       (1) Revenues represent gross revenues from operations and does not include interest income or foreign exchange gain.

Balance Sheet	As at November 30
	2007	2006	2005	2004
Total assets Canadian GAAP US GAAP	$4,621,933 $3,162,862	$3,307,454 $1,880,966	$1,205,674 $1,160,281	$859,218 $859,218
Mineral property interests Canadian GAAP US GAAP	$3,249,024 $1,789,953	$2,781,047 $1,299,468	$879,782 $834,389	nil nil
Liabilities Canadian GAAP US GAAP	$173,262 $173,262	$498,440 $498,440	$95,305 $95,305	$77,604 $77,604
Share capital Canadian GAAP US GAAP	$10,029,591 $10,029,591	$6,626,840 $6,626,840	$4,004,723 $4,004,723	$3,214,130 $3,214,130
Contributed surplus Canadian GAAP US GAAP	$1,222,406 $1,222,406	$924,607 $924,607	$387,854 $387,854	nil nil
Deficit Canadian GAAP US GAAP	(7,105,419) (8,385,988)	($4,742,433) ($6,168,921)	($3,282,208) ($3,327,601)	($2,432,516) ($2,432,516)
Shareholders equity (deficiency) Canadian GAAP US GAAP	$4,070,169 $2,789,600	$2,809,014 $1,382,526	$1,110,369 $1,064,976	$781,614 $781,614
Number of outstanding common shares at end of period Number	37,244,187	24,701,130	14,190,898	10,093,898

We have never declared any cash or other dividends.

Exchange Rate

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.02 per US$1.00 (or US$0.98 per CDN$1.00) as of June 16, 2008.

The average exchange rates for the financial years and interim periods listed above (based on the average exchange rate for each period using the average of the exchange rates on the last day of each month during the period) are as follows:

	Years ended November 30
	2007	2006	2005
Average exchange rate CDN$ per US$1.00	$1.07	$1.14	$1.22
Average exchange rate US$ per CDN$1.00	$0.93	$0.88	$0.82

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months are as follows:

	Exchange rate
Month	CDN$ per US$1.00
	High	Low
June 2008	$1.001	$1.028
May 2008	$1.003	$0.996
April 2008	$1.018	$1.010
March 2008	$1.006	$0.996
February 2008	$1.003	$0.995
January 2008	$1.015	$1.006
December 2007	$1.008	$0.998

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.               Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment.

The risks associated with our business include:

Our settlement on the Empire Mine Project is dependant upon satisfactory due diligence by Zico LLC .

Our interest in the Empire Mine Project arises from an option agreement we entered into with Trio Gold Corp. (“Trio”), whereby we had a right to earn a 50% leasehold interest from Trio. The interest that we may obtain from Trio is based on Trio’s right to acquire a 100% operating interest in the Empire Mine Property from Sultana Resources LLC (“Sultana”) pursuant to an agreement between Trio and Sultana dated March 17, 2004 (as amended June 30, 2004) (the “2004 Trio/Sultana Agreement”). In June 2006, Sultana served Trio with a notice claiming a breach of the 2004 Trio/Sultana Agreement and that Trio should therefore assign the Empire Mine Property back to Sultana. Trio believed that Sultana’s claim has no merit and filed an answer and counterclaim. Subsequently, we entered into a settlement agreement dated February 26, 2008 (the “Settlement Agreement”) with Trio Gold Corp. (“Trio”), the underlying owners, Sultana Resources LLC and Zico LLC (“Zico”) with regard to our leasehold interest in the Empire Mine Project.

Pursuant to the Settlement Agreement, Zico has agreed to pay Journey a total cash amount of CDN$1,000,000 on or before July 3, 2008 in consideration for 100% of Journey and Trio’s interest in the Property and all work product to date. Journey has agreed to pay Trio a total of CDN$100,000 of such consideration for its interest in the Property. The payment obligation by Zico is subject to a 120 day satisfactory due diligence period, during which Zico shall conduct due diligence on the work product on the Property. In the event that satisfactory due diligence is completed and Zico delivers payment to Journey in the amount of CDN$1,000,000, Journey and Trio will release any claim of interest in and to the Property. The pending litigation on the Property has been dismissed and deemed fully and finally settled.

Because we may be unable to meet property payment obligations we may lose interests in our exploration properties.

We hold limited or contingent interests in certain of our mineral properties. The agreements pursuant to which we acquired our interests in some of our properties provide that we must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute our share of ongoing expenditures (for details of outstanding obligations, see Item 4A). In particular, we must fund CDN$1,300,000 on the Silveria Project on or before the seventh (7th) business day following the date we receive TSX Venture Exchange approval of the joint venture transaction (the “Approval Date”), an additional CDN$1,500,000 for funding of exploration expenditures on the Silveria Project three (3) months from the Approval Date, and a further CDN$3,000,000 in order to earn a 50% interest in the Silveria Project. If we fail to make such payments or expenditures in a timely fashion, we may lose our interest in this property.

We may lose the ability to continue exploration and, if warranted, development of the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project in the event that we do not own valid title to our mining claims and leases.

As indicated above, we are the owner of concessions to the mineral properties that comprise the Vianey Mine Silver Project, the Musgrove Creek Gold Project and the Silver Mountain Project, and we have a contingent interest in the Silveria Project. Our interests in these Projects should not be construed as a guarantee that title to such interests will not be challenged or impugned. The rights associated with these Projects may be subject to prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects. If we do not have valid title to our concessions in the Vianey Mine Project, the Musgrove Creek Gold Project or the Silver Mountain Project, or if we do not obtain and maintain title in our interests in and the Silveria Project, then we may lose the rights to explore and, if warranted, develop, these Projects.

Because our mineral properties do not contain any known body of economic mineralization, we may not discover commercially exploitable quantities of ore on our mineral properties that would enable us to enter into commercial production, achieve revenues and recover the money we spend on exploration.

The Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The mineralization at these projects has not yet been determined to be economic ore, and may never be determined to be economic. In May 2007, we commenced a Phase II exploration program on the Musgrove Creek Gold Project. In January, 2007 we completed a diamond drill program on the Vianey Mine Project. In addition, we commenced an exploration program of sampling and mapping on the Silveria Project in February 2008. We have not yet begun planned exploration programs with respect to the Silver Mountain Project. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that our mineral properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies we carry out will not result in a positive determination that the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project or the Silveria Project can be commercially developed.

Our exploration activities on our mineral properties may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to establish commercially recoverable quantities of ore at the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project or the Silveria Project that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labour.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of our common shares and impair our ability to raise future financing. We cannot provide any assurance to investors that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations. Further, we will not be able to recover the funds that we spend on exploration if we are not able to establish commercially recoverable quantities of ore on the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project or the Silveria Project.

The Mineral Resource estimates we presented for Musgrove Creek Gold Project are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

We have included Mineral Resource estimates with respect to the Musgrove Creek Gold Project, made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “inferred resources.” We advise investors that while this term is recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits classified as “inferred resources” will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and we cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of our properties.

We must continue to maintain the concessions that comprise the Vianey Mine Project in good standing in order to maintain our rights to continue exploration and, if warranted, the development of the Vianey Mine Project.

The Vianey Mine Project is comprised of concessions that have been granted under Mexican mining law. We must pay annual fees based on the area covered by the concessions. Our failure to maintain the concessions that comprise the Vianey Mine Project in good standing could cause us to lose our interest in these mineral properties, with the result that we would lose our rights to continue exploration and, as a result, the development of the Vianey Mine Project.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.

We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

In particular, we may require future permits to allow for surface disturbance on the Vianey Mine Silver Project in the event that we decide to conduct any surface drilling on the property in late 2008 or early 2009. We would also require mining permits should the Vianey Mine Silver Project advance into production in the future.

We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project.

We will need to raise additional financing to complete further feasibility studies for the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the SIlveria Project. Furthermore, if the costs of our planned exploration programs are greater than anticipated, we may have to seek additional funds through public and private share offerings, arrangements with corporate partners or debt financing. There can be no assurance that we will be successful in our efforts to raise these require funds, or on terms satisfactory to us. The continued exploration of the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project and the development of our business will depend upon our ability to establish the commercial viability of these Projects and to ultimately develop our cash flow from operations and reach profitable operations.

We are currently in the exploration stage, have no revenue from operations and are experiencing significant negative cash flow. Accordingly, the only sources of funds presently available to us are through the sale of equity and debt capital. Alternatively, we may finance our business by offering an interest in our mineral properties to be earned by another party or parties carrying out further exploration and development thereof (such as the option agreement and subsequent joint venture agreement we entered into with Wits Basin Precious Minerals, Inc. with respect to the Vianey Mine Silver Project) or to obtain project or operating financing from financial institutions, neither of which is presently intended. If we are unable to obtain this additional financing, we will not be able to continue our exploration activities and our assessment of the commercial viability of the Projects. Further, if we are able to establish that development of any of the Projects is commercially viable, our inability to raise additional financing at this stage would result in our inability to place that Project into production and recover our investment.

Prices for gold, silver, zinc, copper and lead are volatile. In the event they decline, we may not be able to raise the additional financing required to fund our exploration activities for the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project.

Our ability to raise financing to fund our exploration activities and, if warranted, development of the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project will be significantly affected by changes in the market price of the metals for which we mine or explore. The prices of gold, silver, zinc, copper and lead are volatile, and are affected by numerous factors beyond our control. Factors influencing such volatility include the following:

  global or regional consumption patterns;

  the supply of, and demand for, these metals;

  speculative activities;

  the availability and costs of metal substitutes;

  expectations for inflation; and

  political and economic conditions, including interest rates and currency values.

In addition, the level of interest rates, the rate of inflation, the world supply of gold, silver, zinc, copper and lead and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold, silver, zinc, copper and lead have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold, silver, zinc, copper and lead, with the result that we may not have sufficient financing with which to fund our exploration activities. In this event, we may not be able to carry out planned exploration activities and, if warranted, development of the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project with the result that we may not be able to continue our plan of operations.

Political instability and uncertainty in Mexico could increase our cost of carrying out our plan of operations, delay our exploration and, if warranted, development activities and make it more difficult for us to obtain additional financing with respect to the Vianey Mine Silver Project.

The Vianey Mine Silver Project is located in Guerrero State, Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters. Significantly, a presidential election was held in Mexico in July 2006. The outcome of this election results of the election were quite close, and the losing candidate has contested the results. A number of protests have occurred in Mexico as a result of these contested results. Continued protests or challenges to the election results may result in political and economic uncertainty which may cause us to delay our plan of operations or which may decrease the willingness of investors to provide financing to us.

Changes in government legislation in Mexico could affect our exploration of the Vianey Mine Silver Project and could preclude us from continuing to explore and, if warranted, to develop this Project.

In connection with the Vianey Mine Silver Project, we are required to carry out our exploration activities and, if warranted, any development activities in accordance with Mexican federal and state legislation and regulations. We intend to conduct our exploration activities on the Vianey Silver Mine Project in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase our costs of conducting our exploration activities and, if warranted, development of this Project or could preclude us from proceeding with our exploration activities and, if warranted, development activities.

Political instability and uncertainty in Peru could increase our cost of carrying out our plan of operations, delay our exploration and, if warranted, development activities and make it more difficult for us to obtain additional financing with respect to the Silver Mountain Project and the Silveria Project.

The Silver Mountain Project is located in Lima, Peru and the Silveria Project is located in the Huarochiri Province of Peru. Operating in a foreign country usually involves great uncertainties relating to political and economic matters. Significantly, in the early 1990’s there were terrorist activities occurring in Peru by groups such as the Shining Path. There are no certainties that there will be no future terrorist activities in Peru which may result in political and economic uncertainty which may cause us to delay our plan of operations, or which may decrease the willingness of investors to provide financing to us.

The adoption of stricter environmental legislation governing the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project or the Silveria Project could increase our costs of exploring and, if warranted, developing these Projects and could delay these activities.

We must comply with applicable environmental legislation in carrying out our exploration and, if warranted, development of the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project. Environmental legislation in Mexico, Peru and the United States is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase our costs of carrying out our exploration and, if warranted, development of these Projects. Further, compliance with stricter environmental legislation may result in delays to our exploration and, if warranted, development activities.

The presence of unknown environmental hazards on our mineral properties may result in significant unanticipated compliance and reclamation costs that may increase our costs of exploring and, if warranted, developing the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project or the Empire Mine Project.

Environmental hazards may exist on the properties in which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in us being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Mexican laws and regulations (with respect to the Vianey Silver Mine Project), Peruvian laws and regulations (with respect to the Silver Mountain Project and the Silveria Project), and U.S. laws and regulations (with respect to the Musgrove Creek Gold Project) governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

We may not be able to successfully establish mining operations.

We have not yet established mining operations on any of the properties in which we hold an interest. The development of our properties and the future development of any other properties found to be economically feasible and approved by the board will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will be subject to all of the risks associated with establishing new mining operations including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power materials and supplies.

The costs, timing and complexities of mine construction and development may be greater than we anticipate, particularly to the extent that such property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure. Also, cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than we have. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

If we were to lose the services of Jatinder Bal or other members of our management team, we may be delayed in our plan of operations for the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project and our operating expenses may be increased.

Our success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Jatinder Bal, who is our President and Chief Executive Officer. We do not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in Journey being required to identify and engage qualified management personnel who are capable of managing our business activities. We may be delayed in the implementation of our plan of operations and our operating expenses may be increased if we were to lose the services of senior management or key personnel.

If we lose the services of the independent contractors that we engage to undertake our exploration, then our plan of operations may be delayed or be more expensive to undertake than anticipated.

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We have contracted the services of professional geologists, drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in our planned exploration activities being delayed or being more expensive to undertake than anticipated.

Some of our officers and directors do not have technical training or experience in exploring for mineral resources and may not be aware of certain of the technical requirements related to working within the industry, which could adversely affect our plan of operations.

Some of our directors and officers do not have experience exploring for mineral resources. In particular our CEO, Jatinder Bal, has limited prior mining experience. As a result, our directors and officers may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices would typically take into account standard engineering or managerial approaches mineral exploration companies commonly use in carrying out their plan of operations. However, our exploration activities, earnings and ultimate financial success could suffer irreparable harm due to certain of management’s decisions. As a result, we may have to suspend or cease exploration activities which would likely result in the loss of your investment.

Management May Be Subject To Conflicts of Interest Due to Affiliation With Other Resource Companies.

Other than our CEO, Jatinder Bal, who devotes approximately 90% of his time to the Company, each of our executive officers and directors serves only on a part time basis. As most of our directors and officers serve as officers and or directors of other resource exploration companies, which are themselves engaged in the search for additional opportunities, situations may arise where these directors and officers are presented with or identify resource exploration opportunities and may be, or perceived to be in competition with us for exploration opportunities. Such potential conflicts, if any arise, will be dealt with in accordance with the relevant provisions of applicable corporate and common law. Our directors and officers expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. In addition, many of our officers and directors have a financial interest in other resource issuers to which they serve as management, and hence may never be financially disinterested in the outcomes of these potential conflict of interest situations. This situation may require that shareholders favourably consider ratification of directors’ decisions where financial conflicts arise resulting in uncertainty with respect to completion of such matters.

Our consolidated financial statements have been prepared assuming we will continue on a going concern basis, but there can be no assurance that we will continue as a going concern.

Our consolidated financial statements have been prepared on the basis that we will continue as a going concern. At February 29, 2008, we had working capital deficit of CDN$182,190, which is not sufficient to meet our planned business objectives. We will need to generate additional financial resources in order to meet our planned business objectives. There can be no assurances that we will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If we are unable to obtain adequate additional financing, we will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that our assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report ‘‘resources’’ as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

We are subject to many risks that are not insurable and, as a result, we will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities would result in an increase in our operating expenses which would, in turn, have a material adverse effect on our financial position and results of operations. Although we maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or we might not elect to insure ourselves against such liabilities due to high premium costs or other reasons, in which event we could incur significant liabilities and costs that could materially increase our operating expenses.

Fluctuations in foreign currency exchange rates may increase our operating expenditures.

We raise our equity in Canadian dollars and maintain our financial reporting in Canadian dollars. We hold, from time to time, significant funds on deposit denominated in Canadian dollars and in Mexican pesos. Our exploration expenditures are generally denominated in United States dollars, Mexican pesos or Peruvina Nuevo Soles. As a result, our expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase our operating expenditures and reduce the amount of exploration activities that we are able to complete with our current capital. We do not engage in any hedging or other transactions to protect ourselves against such currency fluctuations.

Because we have no history of earnings with respect to our mineral exploration business and no foreseeable earnings, we may never achieve profitability or pay dividends.

We have a history of losses and there can be no assurance that we will ever be profitable. We have paid no dividends on our shares since incorporation. We presently have no ability to generate earnings because our mineral properties are in the exploration stage. If we are successful in developing the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project or the Silveria Project, we anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of our board of directors, which will take into account many factors including our operating results, financial condition and anticipated cash needs. For these reasons, we may never achieve profitability or pay dividends.

We do not have a history of paying dividends and do not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in our securities other than possible capital gains.

Because there is no established market for our securities in the United States, U.S. investors may not be able to sell our common shares within the United States.

There is no established market in the United States for our securities. Accordingly, investors may have to rely on Canadian equity markets to trade in our securities. Such markets might not have the liquidity found in markets in the United States, resulting in investors being unable to dispose of our securities.

U.S. investors who obtain judgments against us or our officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against us and our officers and directors.

We are incorporated under the laws of a province of Canada and a majority of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms length party.

Our directors and officers may, from time to time, serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both us and such other companies. Furthermore, those other companies may participate in the same properties as those in which we have an interest. As a result there may be situations that involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Journey. If our directors cause us to enter into transactions in which our officers and/or directors have an interest, we may enter into transactions that are on less favourable terms than would be negotiated with an arms length party. Other than prohibiting our directors and officers from voting on a matter which may involve a conflict of interest, we do not have a specific formal policy in place to address conflicts or the allocations of corporate opportunities.

Our failure to maintain effective internal controls could result in us not being able to produce reliable financial statements.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Because we may be considered a passive foreign investment company under U.S. tax laws, U.S. investors in our common shares may be required to include as ordinary income each year the excess of the fair market value of the common shares over the investor’s tax basis in such shares.

Potential investors who are U.S. taxpayers should be aware that we may be considered a passive foreign investment company (“PFIC”) under United States tax laws. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to our shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The exercise of outstanding options and warrants redeemable for our common shares will result in our issuance of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of our common shares.

At June 16, 2008, there were approximately 6,085,204 warrants and 2,983,373 options outstanding, redeemable for an aggregate of 9,068,577 of our common shares. The exercise of these outstanding warrants and options will result in our issuance of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of our common shares.

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered a penny stock and are subject to the SEC’s penny stock rules.

The SEC has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)

a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices our common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in our shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Journey, if a market for the shares should develop in the United States.

ITEM 4               INFORMATION ON THE COMPANY

A.               History and Development of the Company

Our legal and commercial name is Journey Resources Corp. We are a mineral resource exploration company trading on the TSX Venture Exchange (Symbol: JNY), the Third Market Segment of the Frankfurt Stock Exchange (Symbol: JL4) and the OTC Bulletin Board (Symbol: JNYRF). Our principal office is located at Suite 407, 808 Nelson Street, Vancouver, British Columbia, V6Z 2H2, Canada. Our telephone number is (604) 633-2442.

We were incorporated on March 29, 2000 pursuant to the Company Act of the Province of British Columbia, Canada, under the name Access West Capital Corp. We were listed on the TSX Venture Exchange on September 26, 2000. On June 12, 2002, we changed our name from Access West Capital Corp. to Journey Unlimited Omni Brand Corporation, and on June 14, 2002 we acquired Journey Unlimited Equipment Inc. via a reverse takeover. Journey Unlimited Equipment Inc. had been incorporated pursuant to the Company Act of the Province of British Columbia, Canada, on April 21, 1999. As a result of the reverse takeover of Journey Unlimited Equipment Inc., we became a development-stage company engaged in the business of developing and distributing lifestyle and leisure products. Until November 30, 2003, we developed and sold innovative backpacks and carry bags in North America and selected international markets. This venture was not successful, and we began examining other opportunities in the retail products industry as well as opportunities in the mining and oil and gas industries.

Since April 2005, we have been in the business of acquisition and exploration of mineral properties. On November 4, 2005, we changed our name from Journey Unlimited Omni Brand Corporation to our current name, Journey Resources Corp. We were listed on the Frankfurt Stock Exchange on November 28, 2006. We are also listed for quotation on the OTC Bulletin Board. We are currently exploring four exploration-stage projects: the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project, as described below. The information contained in this Registration Statement is current as at June 16, 2008, other than where a different date is specified.

Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project

Vianey Mine Silver Project

The Vianey Silver Mine Project consists of concessions covering 5,022 hectares in Guerrero State, Mexico. We acquired a 99% interest in concessions covering 44 hectares in a reverse takeover pursuant to a share purchase agreement dated April 11, 2005 with Murcielago Capital, S.A. and Minerales Jazz S.A. de C.V. (“Minerales Jazz”). Under the share purchase agreement, we acquired 99% of the shares of Minerales Jazz, a private Mexican company whose only material asset was these concessions, in exchange for a payment to Murcielago of CDN$150,000 in cash and the issuance to Murcielago of 900,000 of our common shares. In addition, under the share purchase agreement, we are required to issue 500,000 of our common shares to Murcielago (issued on June 6, 2007) following our completion of certain exploratory work as well as an additional 800,000 of our common shares following the earlier of completion of an economically viable pre-feasibility study and the commencement of commercial production. We entered into an option agreement to acquire the remaining 1% of Minerales Jazz’s shares for nominal consideration on April 11, 2005 with two individuals who owned these remaining shares. We exercised our right to acquire these shares on September 11, 2006. In August 2005, we acquired additional exploration concessions to the east of the 44-hectare site by staking such concessions. As a result, our concessions cover 5,022 hectares. For a description of the Vianey Mine Silver Project, see Section D. – “Property, Plants and Equipment – The Vianey Mine Silver Project.”

Pursuant to an option agreement that we entered into with Wits Basin Precious Minerals, Inc. (“Wits Basin”) on June 28, 2006, we granted Wits Basin the option to acquire up to a 50% interest in our Vianey Mine Silver Project concessions in consideration of Wits Basin issuing 500,000 shares to us, incurring exploration expenses on the property of US$500,000 by December 31, 2006, issuing an additional 500,000 shares to us by January 15, 2007 (which were issued and received on January 09, 2007), and incurring additional exploration expenses of US$500,000 by September 30, 2007. To date Wits Basin has earned a 25% interest in and to the Vianey Property, and we were deemed to have formed a joint venture with Wits in December 2006.

We entered into a formal joint venture agreement with Wits Basin on December 18, 2006. Pursuant to the joint venture agreement we will act as operator of the joint venture and Wits Basin maintained its option to earn an additional 25% interest in and to the Vianey Mine Project by fulfilling certain expenditure requirements, including expending an additional aggregate amount of $500,000 towards the joint venture on or before September 30, 2007.

Subsequently, we entered into an amendment to the joint venture agreement with Wits Basin on October 31, 2007, whereby we agreed to Wits Basin issuing a further 1,600,000 common shares of its capital to Journey, rather than fulfilling the original expenditure requirement of US$500,000 on or before September 30, 2007. Upon the issuance of the 1,600,000 shares by Wits Basin, as per the amended joint venture agreement, Wits

Basin was deemed to have exercised its option and earned an additional 25% interest, for a total interest of 50% in the Vianey Mine Project under the joint venture.

Musgrove Creek Gold Project

The Musgrove Creek Property consists of 77 contiguous, unpatented mining claims located in the Cobalt Mining District of Lemhi County, close to Salmon, Idaho. Pursuant to a mineral claim option agreement dated November 30, 2005 that we entered into with Wave Exploration Corp. (“Wave”) and its wholly-owned subsidiary, Wave Mining Inc., we will have a 100% interest in 47 claims that they hold an interest in upon satisfaction of the following conditions: (i) we issue 300,000 shares and make a cash payment of CDN$75,000 to Wave (which we did on January 5, 2006) and (ii) we make further cash payments of CDN$100,000 (which we did on November 30, 2006) and CDN$150,000 to Wave on or before November 30, 2007, respectively.

Under the terms of the mineral claim option agreement, we also assumed the obligations of Wave under an underlying lease agreement dated June 12, 2003. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 due on the third anniversary (June 12, 2006) of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. As at November 30, 2007, the Company had paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, and has incurred a total of $797,397 (US$717,806) of exploration expenditures on the property.

We subsequently entered into an amended mineral claim option agreement on May 23, 2007 with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc., whereby we could expedite our obligations to earn a 100% right, title and interest in the Musgrove Creek Project. We received regulatory approval on the amended option agreement on June 12, 2007 and has subsequently made final payment in the amount of CDN$25,000 cash and 75,000 common shares of its capital to Roxgold Inc., rather than the original payment of CDN$150,000 in cash on or before November 30, 2007. Accordingly, we currently own a 100% right, title and interest in the Musgrove Creek Project.

We estimate that the cost of the 2008 exploration program will be $380,000. For a breakdown of estimated exploration costs for 2008 on the Musgrove Creek Gold Project, please see table in Section B. – “Business Overview - Our Business Strategy and Principal Activities – The Musgrove Creek Gold Project.”

In April 2006, we staked and recorded an additional 30 claims to the northwest of these 47 claims. As a result, the Musgrove Creek Gold Project consists of a total of 77 claims. For a description of the Musgrove Creek Gold Project, see Section D. – “Property, Plants and Equipment – The Musgrove Creek Gold Project.”

Empire Mine Project

The Empire Mine Project consists of 26 patented mining claims, six millsite claims and 21 unpatented mining claims located in the Alder Creek Mining District in Custer County, Idaho. Pursuant to a May 31, 2006 option agreement that we entered into with Trio Gold Corp., we had an option to acquire a 50% interest in these mining claims from Trio. Under the terms of this option agreement, we will be deemed to have earned a 50% interest in and to the claims, and a joint venture between us and Trio will have been formed, upon the satisfaction of the following conditions: (i) our cash payment of a US$50,000 non-refundable deposit as well as CDN$200,000 and issuance of 700,000 shares to Trio at a deemed price of CDN$0.30 per share (which we completed in June 2006) and (ii) our expenditure of US$1,500,000 for exploration on the property by August 31, 2007.

The Empire Mine property is subject to an underlying agreement between Trio and Sultana Resources LLC dated March 17, 2004 (as amended June 30, 2004) (the “2004 Trio/Sultana Agreement”), as well as underlying agreements between Sultana and two underlying owners, Honolulu Copper Corp. and Mackay LLC. Pursuant to the 2004 Trio/Sultana Agreement, Trio has the right to acquire a 100% operating interest in the Empire Mine Project from Sultana, provided that, among other things, Trio completed an acceptable bankable feasibility study by December 31, 2005. In June 2006, Sultana served Trio with a notice claiming breach of the 2004 Trio/Sultana Agreement. Sultana claims that Trio failed to complete a bankable feasibility study by December 31, 2005 and therefore, should assign the Empire Mine Property back to Sultana. In July 2006, Trio filed an answer and counterclaim to Sultana’s claim.

Subsequently, we entered into a settlement agreement with Trio, the underlying owners, Sultana and Zico LLC (“Zico”) with regard to our leasehold interest in the Empire Mine property. Pursuant to the settlement agreement, Zico has agreed to pay us a total cash amount of CDN$1,000,000 on or before July 3, 2008 in consideration for a the 100% leasehold interest in the Property held by Journey and Trio. We have agreed to pay Trio a total of CDN$100,000 of the CDN$1,000,000 for its interest in the Property. The payment obligations by Zico are subject to a 120 day satisfactory due diligence period, during which Zico shall conduct due diligence on the work product on the property to date. In the event that satisfactory due diligence is completed and Zico delivers payment to us in the amount of CDN$1,000,000, the pending litigation on the property will be dismissed and be deemed fully and finally settled, and Journey and Trio will release any claim of interest in and to the Empire Mine property.

There can be no assurance, however, that Zico will be satisfied with the results of their due diligence and make payment of CDN$1,000,000 in consideration for our interest in the property. .”

Silver Mountain Project

The Silver Mountain Project is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City, Peru. We entered into a mineral claim purchase agreement on October 18, 2007 with Marlene Lamilla, an individual who owns a 100% right, title and interest in the mining claims comprising the Silver Mountain property. Pursuant to the purchase agreement, Journey has the exclusive right to acquire a 100% interest in property through its wholly owned Peruvian subsidiary, Minera Journey Resources SAC.

Under the terms of the purchase agreement, we must fulfill certain payment requirements including a cash amount equal to CDN$80,000 (paid on November 29, 2007) and issue to the owner a total of 2,500,000 common shares of Journey’s capital (issued on November 29, 2007). In addition to such payment requirements, we agreed to pay Owner a 1% net smelter royalty in the event of commercial production of the Property.

We also paid a finders’ fee in the amount of 200,000 common shares (issued on November 29, 2007) in connection with our acquisition of the Silver Mountain Property.

Silveria Project

The Silveria Project is an advanced stage exploration property covering approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and encompasses the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District in the Province of Huarochiri, Peru.

Subject to regulatory approval, we entered into an option and joint venture agreement on February 5, 2008 with Grenville Gold Corporation (“Grenville”), whereby Journey may acquire from Grenville, through its wholly owned Canadian and Peruvian subsidiaries, up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, by funding up to a total of

$11,800,000 million in exploration and development expenditures towards advancing the project into production.

Subsequently, we entered into an amended option and joint venture agreement with Grenville, whereby we must fund an amount of CDN$1,300,000 toward expenditures on the Silveria Project and issue 1,000,000 shares of our common stock to Grenville on or before the seventh business day following the date of TSX Venture Exchange approval of the transaction (the “Approval Date”), but in any event no later than June 30, 2008. On or before three months following the Approval Date, we are required to fund a further amount of CDN$1,500,000 toward expenditures on the property, upon completion of which, we will have earned a 25% interest in and to the property. In addition, we must fund a further CDN$3,000,000 in expenditures on the property on or before eight months following the Approval Date, upon completion of which, we will have earned a 50% interest in and to the property.

Under the amended agreement, we maintain an option to earn an additional 25% interest in and to the Silveria property by funding a further CDN$6,000,000 in expenditures on the property and making a payment to Grenville in the amount of CDN$1,000,000 on or before January 31, 2011. In the event that we complete such further expenditures, we will have earned a total 75% interest in and to the property, unless Grenville elects to contribute an equal amount of expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50% basis.

Capital Expenditures and Divestitures

Our actual and planned principal capital expenditures since the beginning of our last three fiscal years (starting on December 1, 2003) have been with respect to our acquisitions of interests in the Vianey Silver Mine Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project as described above.

The capital expenditures made during the last three fiscal years to date were as follows:

	Nov. 30, 2007 to June 16, 2008	2007	2006	2005
Purchase of Equipment	$12,563	$345,809	$8,282	$1,260
Mineral Properties Acquisition Costs	$200,000	$1,078,932	$684,116	$932,509
Acquisition of Subsidiary, Net of Cash Acquired	NIL	NIL	$10	$229,488
Total	$212,563		$692,408	$1,163,257

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

As described above, in April 2005, we entered into a share purchase agreement under which we acquired 99% of the common shares of Minerales Jazz S.A. de C.V. from Murcielago Capital S.A. At that time, we also entered into an option agreement to acquire the remaining 1% of Minerales Jazz’s common shares from two individuals for nominal consideration. We exercised this option on September 11, 2006. For a description of the terms of this transaction, see the description above under “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project—Vianey Silver Mine Project.”

B.               Business Overview

Our Business Strategy and Principal Activities

We are a mineral resource exploration company focused on the exploration of four exploration-stage projects: the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project.

Vianey Mine Silver Project

Since obtaining our interest in concessions covering 44 hectares of this site in April 2005, we staked additional concessions in August 2005, bringing the area covered by our concessions to a total of 5,022 hectares. We are essentially following the recommended exploration program as set forth in the National Instrument 43-101-compliant 2005 Vianey Technical Report (as described below in Section D. – “Property, Plants and Equipment—The Vianey Mine Silver Project.” The exploration recommendations of the 2005 Vianey Technical Report included:

  detailed mapping and sampling of underground exposures; and

  drilling a number of drill holes with the goal of increasing our potential resource base, better defining mineral potential and prospecting for new zones of mineralization.

We began this work in August 2006 and completed the work in January 2007. Based on the results of this work, we have determined what our next course of action will be with respect to the Vianey Mine Silver Project. Our plan of operations for the Vianey Mine Project for the remainder of 2007 include:

  the acquisition of all available project data, including underground geological mapping, underground channel samples, underground survey and drill data, and a digitized 1:50,000 scale geological map of the Vianey property;

  underground drilling and sampling;

  five tonne bulk sample for metallurgical test work;

  investigation of the nature of the mineralization in the area; and

  staking additional claims.

We spent approximately US$321,589 towards the Vianey Mine Silver Project as of November 30, 2007, and we have budgeted US$150,000 towards this project for the first ten months of our 2008 fiscal year (December 1, 2007 to September 30, 2008) for underground mine rehabilitation activities. From December 1, 2007 to June 16, 2008, we have spent $80,761 towards the Vianey Project.

We may require future drilling permits on the Vianey Mine Silver Project in late 2008, however, we are lawfully permitted to continue our current exploration activities on the property in accordance with our 2008 plan of operations.

Musgrove Creek Gold Project

Since we first obtained our option to obtain a 50% interest in the Musgrove Creek Gold Project in November 2005, we staked and recorded an additional 30 claims in April 2006. In addition, we engaged David K. Makepeace, P. Eng., and Michael A. McClave, L.P. Geo., to prepare a National Instrument 43-101 technical report (the “Musgrove Creek Technical Report”), which was completed on May 15, 2006. Neither Mr. Makepeace nor Mr. McClave have any relationship with us other than their engagement by us to prepare the Musgrove Creek Technical Report and Mr. McClave’s ongoing involvement as a qualified person on the project. We intend to follow the recommended exploration program as set forth in the Musgrove Creek Technical Report, which includes geological mapping and soil sampling of the prospective mineralized zone, trenching, reverse circulation drilling and diamond drilling. In connection with that, we submitted a 2006 “Plan of Operations for Mining Activities on National Forest System Lands” with the USDA Forest Service for review in February 2006. We also submitted a 2007 “Plan of Operations” in August 2006, which was subsequently approved in April 2007.

We began this planned work in June 2006 and completed it in November 2007. We spent approximately CDN$1,256,449 towards this project as of November 30, 2007. Based on the results of this work, we have determined that operations in 2008 will include re-opening 4,700 feet of additional drill roads, the construction of 9 new drill pads and the drilling of 9 holes, 7,500 feet in total length. The drill holes will be angled and drilled due west at inclinations of 50 degrees, spaced roughly 200 feet apart. They will all test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004. In addition, we are preparing for a feasibility phase by upgrading the resource calculation, initiating environmental baseline studies and producing a detailed topographic map of the area.

The estimated cost of the 2008 exploration program, is $330,000 The table below provides a breakdown of the steps of the exploration program and the estimated cost of each step:

Site prep, trenching & reopening 4,700 feet of additional drill roads
Diamond (core) drilling 7,500 feet total
Analytical cost
Supervision
Room & Board
Vehicle expenses
Bonding
Reclamation
Supplies
Report
Contingency

Total for the 2007 Exploration Year	$

The estimated starting date for the project in 2008 will be mid-August, 2008, as soon as weather and road conditions permit. The project will end for the year in October, with November being utilized for reclamation work.

The 2008 drill program is designed to add to the inferred resource in our 43-101 calculation, and will provide additional tonnage going into our feasibility phase.

Silver Mountain Project

To date, we have not commenced an exploration program on the Silver Mountain Project. We plan to commence evaluation activities on the Silver Mountain Project during late 2008 through detailed mapping and surface sampling.

The Silver Mountain Project is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The deposit is on the southern border of the long hydrothermal alteration trend known as the Central Polymetallic Belt, situated in the Western Andeen range at an average elevation of 4,200 meters. The mine is currently comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total. The target area is 800 meters by 400 meters in surface area and is characterized by tectonism developing compressive folds, reverse faults and transverse faults aligned northwest-southeast, along with volcanism depositing flows and tuff. The veins are open, along strike in both directions and open at depth.

The Silver Mountain Project consists of four concessions covering approximately 1,684 hectares and comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total.

We entered into a mineral claim purchase agreement on October 18, 2007 with Marlene Lamilla, an individual who owned a 100% right, title and interest in the mining claims comprising the Silver Mountain property. Pursuant to the purchase agreement, Journey had the exclusive right to acquire a 100% interest in property through its wholly owned Peruvian subsidiary, Minera Journey Resources SAC.

Under the terms of the purchase agreement, we fulfilled certain payment requirements including a cash amount equal to CDN$80,000 (paid on November 29, 2007) and issued to the owner a total of 2,500,000 common shares of Journey’s capital (issued on November 29, 2007), thereby earning a 100% right, title and interest in the Silver Mountain property. In addition to such payment requirements, we agreed to pay Owner a 1% net smelter royalty in the event of commercial production of the property.

We also paid a finders’ fee in the amount of 200,000 common shares (issued on November 29, 2007) in connection with our acquisition of the Silver Mountain Property.

The project is located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The deposit is on the southern border of the long hydrothermal alteration trend known as the Central Polymetallic Belt, situated in the Western Andeen range at an average elevation of 4,200 meters. The mine is currently comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total. The target area is 800 meters by 400 meters in surface area and is characterized by tectonism developing compressive folds, reverse faults and transverse faults aligned northwest-southeast, along with volcanism depositing flows and tuff. The veins are open, along strike in both directions and open at depth.

The Silver Mountain property is accessible by a road from Carretera Central to Chosica, followed by dirt track to Sunicancha. Total travel time from the city of Lima is approximately 5 hours.

As of June 16, 2008, we have not performed any exploration or sampling on the Silver Mountain Project.

We plan to evaluate and assess the Silver Mountain Project during late 2008 through detailed mapping and surface sampling. We have no planned budget for activities on the Silver Mountain Project to date.

Silveria Project

The Silveria Project is an advanced stage exploration property covering approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and encompasses the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District in the Province of Huarochiri, Peru.

Subject to regulatory approval, we entered into an option and joint venture agreement on February 5, 2008 with Grenville Gold Corporatoon (“Grenville”), whereby Journey may acquire from Grenville, through its wholly owned Canadian and Peruvian subsidiaries, up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, by funding up to a total of $11,800,000 million in exploration and development expenditures towards advancing the project into production.

Subsequently, we entered into an amended option and joint venture agreement with Grenville, whereby we must fund an amount of CDN$1,300,000 toward expenditures on the Silveria Project and issue 1,000,000 shares of our common stock to Grenville on or before the seventh business day following the date of TSX Venture Exchange approval of the transaction (the “Approval Date”), but in any event no later than June 30, 2008. On or before three months following the Approval Date, we are required to fund a further amount of CDN$1,500,000 toward expenditures on the property, upon completion of which, we will have earned a 25% interest in and to the property. In addition, we must fund a further CDN$3,000,000 in expenditures on the property on or before eight months following the Approval Date, upon completion of which, we will have earned a 50% interest in and to the property.

Under the amended agreement, we maintain an option to earn an additional 25% interest in and to the Silveria property by funding a further CDN$6,000,000 in expenditures on the property and making a payment to Grenville in the amount of CDN$1,000,000 on or before January 31, 2011. In the event that we complete such further expenditures, we will have earned a total 75% interest in and to the property, unless Grenville elects to contribute an equal amount of expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50% basis.

The Silveria Project includes a series of disused underground mines which are prospective for silver, gold and base metals. The project is made up of a number of mineral licences located in the Administrative District of San Mateo, Province of Huarochiri, Department of Lima and is approximately 100 kilometres east-northeast of the capital Lima in the western cordillera of the central high Andes.

The site is accessed from San Mateo via a steep unpaved road up into the higher valleys, which takes approximately one hour passing through the village of San Jose de Parac. The Project area ranges from 4,200m to 5,200m above sea level.

We commenced an aggressive exploration program in February 2008 with the intention of re-sampling select underground ore blocks to verify historic grades, while at the same time mapping and sampling outcropping veins in order to develop a drill program designed to test the strike extension and down-dip extension of the larger veins. The geological team is currently on site at the Silveria Property and is comprised of six international geologists.

There are four main areas at the Silveria Property which will be the focus of the exploration program in the first and second quarters of 2008:

i)	an existing resource in un-mined underground ore blocks;

ii)	the unmined depth and strike extensions of known veins;

iii)	the untested outlying gossanous and altered areas; and

iv)	the tailings on the Property.

We intend to conduct underground re-sampling of selected veins in order to verify the historic grades of remaining ore blocks. Peruvian Mining Law allows for mining operations of up to 500 tons per day without the need for additional government permitting. The underground sampling program will focus on defining a JORC and NI43-101 compliant resource, for the purposes of a scoping study planned for the third and fourth quarters of 2008.

Detailed mapping of the field area will focus on identifying the strike and depth extensions of known veins, and untested veins under cover, in order to design a diamond drill program, which is also intended to commence during the third quarter of 2008.

Gossans and areas of strong clay alteration which occur in the valleys surrounding the Silveria Property remain largely untested. Reconnaissance mapping and rock chip sampling is planned to assess the potential of these areas. An orientation survey of the various tailings at the Silveria Property will also be conducted in order to determine tonnage and grades.

A diamond drilling program is planned to commence in the third quarter of 2008. A surface drill rig will target the strike and depth extensions of veins which can be drilled from the surface and veins which have not yet been mined. An underground diamond drill rig will be used to target the depth extension of high grade ore shoots identified during underground re-sampling and from existing mine plans.

Exploration Program Costs

The estimated costs for the 2008 – 2009 exploration program are set forth below:

Estimated 2008 - 2009 Exploration Costs

Description	2008		2009
	Q3	Q4	Q1	Q2	Q3	Q4	CDN$
Payroll (International, Field and Office)	150,000	200,000	275,000	325,000	350,000	350,000	1,650,000
Travel (International and Peru)	25,000	50,000	50,000	50,000	50,000	50,000	275,000
Rental (Office, Storage and 4WD)	0	25,000	40,000	40,000	40,000	40,000	185,000
Assay (Surface, Verification and Drilling)	25,000	50,000	75,000	75,000	75,000	75,000	375,000
Metallurgical Testing	25,000	25,000	50,000	75,000	250,000	50,000	475,000
Drilling (Surface and UG: 12,500 meters)	0	0	750,000	850,000	950,000	750,000	3,300,000
Underground Rehabilitation	25,000	25,000	75,000	75,000	100,000	125,000	425,000
Operational Costs Field	50,000	25,000	25,000	25,000	25,000	25,000	175,000
Operational Costs Office	10,000	10,000	15,000	15,000	15,000	20,000	85,000
License / Land Use / Community	10,000	50,000	10,000	10,000	50,000	50,000	180,000
Consultants: Scoping Studies	0	50,000	100,000	300,000	500,000	250,000	1,200,000
Capital Items	25,000	75,000	950,000	50,000	0	0	1,100,000

Contingency 15%	50,000	90,000	360,000	285,000	360,000	270,000	1,415,000

Total	395,000	675,000	2,775,000	2,175,000	2,765,000	2,055,000	10,840,000

Employees

We have four independent contractors that work in our head office in Vancouver, British Columbia, performing administrative, legal, property management and management services. We do not have any current plans to make additional hires at this time, but we may make hires from time to time on an as-needed basis.

Services Provided by Third Parties

We have retained SRK Exploration Services of Cardiff, United Kingdom to prepare an NI43-101 Technical Report on the Silveria Property in Peru. We have also retained Wardal Armstrong of the United Kingdom to conduct metallurgical testing with regard to the Silveria Project.

Competition

We compete with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. For example, Teck Cominco Limited and other companies that control large concessions in the area near the Vianey Silver Mine Project are undergoing intense mineral exploration in the area.

Many of the mineral resource exploration and development companies with which we compete, including Teck Cominco, have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could have an adverse impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Mineral Licenses and Government Regulations

Vianey Mine Silver Project

Our ability to pursue our exploration plans at the Vianey Silver Mine Project are dependent on our keeping our claims in good standing and in securing and maintaining all necessary approvals, permits and licenses.

Mining Concessions

The Vianey Silver Mine Project consists of concessions granted by the Mexican government. In Mexico, all minerals are held in trust for the people of Mexico by the national government. Surface rights can be held by the government, local communities (“ejidos”), companies or individuals. There are no provisions for patent to mineral lands in Mexico. The granting of permission for an individual, a cooperative, or a commercial company to acquire rights to explore for, and ultimately to extract minerals from the ground, is governed by legislation administrated by the government of Mexico.

The Mexican government can grant to individuals and Mexican corporations mining concessions with the right to explore and extract mineral resources. “Concessions” refer to mining lots, the perimeter and name of which is determined by the applicant, and which are granted on “free” land (“tierra libre”). Historically, the Mexican government issued two types of mining concessions—exploration concessions and exploitation concessions. Exploration concessions were granted to whoever first requested them; if two or more persons requested the same area at the same time, a lottery was held to award the concession. An exploration concession was valid for a period of six years; an exploitation concession for fifty years. Exploitation concessions could be renewed once for an additional fifty years, if requested before the end of the expiration of the original concession. We obtained exploitation concessions to the Vianey Mine, which were granted in 1979 and will expire, unless renewed, in 2029.

As described above, mineral rights in Mexico were historically granted as exploration or exploitation concessions. On December 21, 2005 new rules governing mining claims and maintenance payments were established by way of an amendment to the Mining Law of Mexico. As a result, the concept of claim types (exploration and exploitation) has been eliminated, all claims are now of the same type and maintenance fees are determined by the age of the claim on a peso per hectare annual basis. We anticipate that these changes to the Mining Law of Mexico will not have any material impact on our interests or operations with respect to the Vianey Mine Silver Project, other than the name of the type of concession.

Obligations under Mining Concessions

The main obligations which arise from a mining concession, which must be kept current to avoid cancellation, are the performance of assessment work, the payment of mining taxes (technically called “duties”), and compliance with environmental laws.

The Mexican Mining Law establishes that minimum amounts of funds for assessment work be spent in performing exploration work (in the case of exploration concessions) or exploration and/or exploitation work

(in the case of exploitation concessions); in the latter case the sales of minerals from the mine may be substituted for the equivalent amount of minimum expenditures. A report must be filed in May of each year regarding the work done during the previous calendar year.

Mining duties must be paid in advance in January and July of each year, and they are based on the type of concession, on the surface area of the concession and the number of years that have elapsed since the date of issue.

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Mexican government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can be usually achieved in less than one year. Potential environmental impacts and social impacts to communities affected by future land disturbance and mining activities are reviewed by the environmental protection sector of the government. There are no known or observed environmental liabilities respecting the concession or the land adjacent to the Vianey Mine.

Water Concessions

Water is scarce in Mexico, and mining operations generally require a great deal of water. The system that has been in place since the mid-nineties is based on a market allocation of water. Because the use of most water requires a water concession, by making this concession transferable within its hydrological district a market was created for water rights in each such district. Typically, with prior approval of the National Water Commission, a miner will purchase water rights, cap the existing wells, and drill a new well near his mining project. At the Vianey Mine, no water occurs in the mine, even at the lowest -75 meter level. As such, water is currently being pumped into the mine from a town approximately three miles from the mine.

Musgrove Creek Gold Project

The Musgrove Creek Gold Project consists of unpatented mining claims. Unpatented mining claims give the owner the right to explore and mine and/or process ore on lands owned by the United States federal government, subject to the applicable permitting process of the governing agency of the surface rights. Within the project area, the United States Forest Service administers the surface rights, and exploration would be permitted on these claims under a “Plan of Operations” filed with the Forest Service. As such, in February 2006 we submitted a 2006 “Plan of Operations for Mining Activities on National Forest System Lands” with the USDA Forest Service for review. We also submitted a 2007 “Plan of Operations” in August 2006, which was subsequently approved in April 2007.

C.               Organizational Structure

Minerales Jazz S.A. de C.V., which was incorporated under the laws of Mexico on November 5, 2003, is our wholly-owned subsidiary. We acquired Minerales Jazz pursuant to a share purchase agreement dated April 11, 2005. See Section A – “History and Development of the Company – Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project – The Vianey Mine Silver Project.”

Minera Journey Resources SAC was incorporated under the laws of Peru on November 13, 2007. We incorporated Minera Journey Resources SAC for the purposes of holding our 100% interest in the Silver Mountain Project in Peru. Under the laws of Peru, concession located in Peru must be beneficially owned by a Peruvian entity or individual resident in Peru.

In addition, we have two wholly-owned subsidiaries that do not currently carry on any operations—Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (USA). Journey Unlimited

Equipment Inc. (Canada) was incorporated under the laws of British Columbia, Canada on April 21, 1999. We acquired Journey Unlimited Equipment Inc. (Canada) on June 14, 2002 via a reverse takeover. Journey Unlimited Equipment Inc. (USA) was incorporated under the laws of the State of Washington on January 25, 2000.

D.               Property, Plants and Equipment

The Vianey Mine Silver Project

The geological and technical information contained in this section regarding the Vianey Mine Silver Project has been extracted with permission from the technical report dated October 18, 2004 (revised on March 10, 2005), entitled “The Vianey Mine – Guerrero State, Mexico”, prepared by Rodney A. Blakestad, J.D., C.P.G. in conformance with Canadian National Instrument 43-101 (the “2005 Vianey Technical Report”). The 2005 Vianey Technical Report was prepared at the request of Minerales Jazz, which is now our wholly-owned subsidiary. The author of the 2005 Vianey Technical Report does not have any relationship to us or to Minerales Jazz other than his engagement by Minerales Jazz to prepare the Report. A copy of the 2005 Vianey Technical Report is available for viewing as part of our public filings at www.sedar.com. In addition, we will provide a copy of the 2005 Vianey Technical Report upon request.

Location Description

The Vianey Mine concession is a historically productive mining property with mineral values primarily in silver-zinc-lead and local gold-copper credits. The Vianey Mine is located in the north-central part of the state of Guerrero, which lies in the southern part of Mexico, about 250 kilometres by road south of Mexico City and 160 kilometres north of Acapulco. Road access is via highway 95, then by 15 kilometres of gravel road. See Figures 1 and 2 below.

Figure 1: Location map of Mexico and the Vianey project area showing major cities and roads (R. Blakestad, 2004).

Journey’s Interest

The Vianey Silver Mine Project consists of concessions covering 5,022 hectares in Guerrero State, Mexico. We acquired a 99% interest in 44 acres of these concessions pursuant to a share purchase agreement we entered into on April 11, 2005, whereby we acquired Minerales Jazz, S.A., a private Mexican company whose only material asset is the Vianey Mine concessions. We entered into an option agreement to acquire the remaining 1% of Minerales Jazz’s shares for nominal consideration on April 11, 2005 with two individuals who owned these remaining shares. We exercised our right to acquire these shares on September 11, 2006. In August 2005, we acquired additional exploration concessions to the east of the 44-hectare site by staking such concessions. As a result, our concessions cover 5,022 hectares. See Section A. – “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project —Vianey Mine Silver Project.” These concessions are held by our wholly-owned subsidiary, Minerales Jazz, under an exploitation concession (Number 164151, Exp. No. 5929, issued March 5, 1979) pursuant to the laws of Mexico. These concessions will expire, unless renewed, in 2029. The main obligations which arise from a mining concession, which must be kept current to avoid its cancellation, are the performance of assessment work, the payment of mining taxes (technically called “duties”) and compliance with environmental laws. See Section B “Business Overview—Mineral Licenses and Government Regulations—Vianey Mine Silver Project.”

Pursuant to a joint venture agreement we entered into with Wits Basin on December 18, 2006, as amended on October 31, 2007, Wits Basin has earned a total of a 50% undivided interest in and to the Vianey Mine Silver Project by fulfilling certain payment and expenditure requirements, including the issuance 1,600,000 common shares of its capital to the Journey, rather than fulfilling the original expenditure requirement of US$500,000 on or before September 30, 2007.

See Section A – “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project—Vianey Mine Silver Project.”

Geography and Facilities

The Vianey Mine is situated within the Morelos National Mining Reserve on the southwestern flank of the southern Sierra Madre Occidental province, which extends north-northwest to the border between Sonora and Arizona and east-southeast to Oaxaca State. The region is characterized by moderately steep rolling hills covered in lush vegetation with alternating valleys of gentle gradient where extensive farming takes place. A major drainage system, the Balsas River, flows generally east to west through the region, about 2.5 kilometres south of the site. Valley elevations are on the order of 450 meters and local hills rise to elevations of 850 meters. The climate is semi-tropical with a rainy season from June to October and generally warm temperatures throughout the year (ranging from 10 to 40° C). Work and mining operations can be accomplished on a year-round basis.

The property is accessible via Highway 95 from Mexico City or Acapulco to Mezcala at the Balsas River and from there, 15 kilometres of gravel road to Atzcala (population approximately 2000), which is 1.6 kilometres from the site. Access is somewhat restricted from June to October due to the rainy season. A railroad and a local airport can be accessed in Iguala, 55 kilometres north of Valerio on Highway 95. Electricity and water supplies are readily available near the site. Telephone, medical facilities, supplies and labour are available from the local towns and villages, including Mezcala and Chilpancingo, the capital of Guerrero, which are located on the main highway approximately 8 and 48 kilometres south of the property, respectively. Land for mining, milling and waste disposal is available on and immediately adjacent to the concession area.

There are no facilities at the Vianey Mine. There is a 940-tonne stockpile of ore approximately 40 meters in front of the main entrance to the site from underground development work by a previous owner, Minera LMX S.A. de C.V. Other than a small shed and an electrical control box and the stockpile of ore, there are no buildings, supplies or waste stockpiles on the property. The existing mines on the property are underground.

Geology and Mineral Deposits

The Vianey Mine property is located in the Sierra del Sur Metallogenic Province in the Guerrero Gold and Massive Sulfide Belts. This province is characterized by Cretaceous sedimentary and volcanic rocks intruded by Lower Tertiary intermediate composition stocks. It hosts intrusive associated gold-copper-silver deposits. To the west, the massive sulfide belt hosts several silver-lead-zinc and copper deposits.

The Vianey Mine is located in the Morelos Guerrero Basin, which is mostly composed of a folded and faulted limestone sequence up to 2500 meters thick, intruded by granodiorite and monzonite plutons, which are responsible for development of silver-lead-zinc mineralization in veins, skarn and breccia bodies. Various types of deposits occur in this geological context, such as mesothermal lenses, veins and breccias, iron- and gold-bearing skarns, disseminated iron-gold-copper or hydrothermal veins and epithermal gold-mercury deposits.

Stratigraphy of Sedimentary Rocks

The Vianey property is underlain by limestones, limestone breccias, calcareous and carbonaceous siltstones and argillites intruded locally by felsic dikes and plugs with affiliated skarn. The local stratigraphy consists of limestone underlain by limy siltstone known to exceed 2500 meters thick. These rocks are part of a regionally extensive shallow marine sedimentary sequence that forms an elliptical exposure of Cretaceous carbonate lithologies known as the Morelos-Guerrero Basin.

Intrusive Rocks

The Vianey Mine carbonate sequence is intruded by granodiorite and monzonite plutons, dikes, sills and irregular plugs. These intrusive masses are intimately associated with mineral deposits throughout the region.

Structural Framework

The structural trends are predominantly northerly and northwesterly. These principal trends have spatial affinity with several of the silver- and poly-metallic deposits on a regional basis, including at Vianey Mine. The combination of intrusive rocks and proximity to major structures is generally believed to be especially important in localization of mineral deposits.

The carbonate stratigraphy in the Vianey Mine region is broadly folded and domed. Major folds, with amplitudes of fifty to hundreds of meters, are common. Drag folds and distortions of the bedded rocks are common in the underground exposures.

Deposit Types

Various types of mineralization occur as a result of the interplay between stratigraphy, structure and proximity to intrusive centers in the area. The different types of deposits known to occur are as follows:

  Lenses, veins, mantos or breccias containing silver and poly-metallic lead-zinc-copper (Vianey deposit)

  Skarn zones and replacement concentrations of iron and gold (Nukay deposit)

  Disseminated and hydrothermal vein type iron-gold-copper (La Subsida deposit)

  Epithermal and hot springs deposits of mercury and gold (Brasil and Laguna deposits).

Mineralization at the Vianey Mine includes veins, breccias, lenses and mantos of silver as well as poly-metallic (lead-zinc) mineralization with local concentrations of gold and copper. The veins and breccia zones predominate in apparent importance. Most of the veins are localized along NW-SE trending structures and E-W structures; the lenses occur in fault zones and as sulfide concentrations with calcite, gypsum and quartz between some bedding planes.

Two major breccia zones of significance (the Don Pedro and Twilight Zone) have been identified in the limestone. These are believed to be in-part structural breccias and in-part related to shrinkage of rock units adjacent to or above intrusive masses. In either or both cases, the breccia is associated with calcite-gypsum-quartz gangue minerals and weak to moderate hydrothermal alteration with disseminated to semi-massive poly-metallic sulfide mineralization and associated silver.

Mineralization

In the veins, lenses and mantos, mineralization consists primarily of massive- to semi-massive sulfides with gypsum, calcite and silica. The sulfides are mostly pyrite, galena (lead), sphalerite (zinc), chalcopyrite (copper) and acanthite (silver). The veins are usually associated with faults and the lenses of massive sulfide occur in fault gouge zones and as interbed lenses.

The character of the veins is different on different structures. In some cases, the observed veins are massive sulfide 0.1 to 0.5 meters thick, with or without parallel stringer sulfides (0.2 to 1.5 cm thick) in a matrix of calcite-silica-gypsum gangue. These veins occur over widths of one to three meters and may include more than one zone of massive or semi-massive sulfide. In other cases, the veins are discrete, zoned veins with calcite cores and massive galenasphalerite (minor pyrite) mineralization.

Numerous veins and lenses of mineralization were observed in underground structures with divergent attitudes on the 0, -38, and -75 meter levels, indicating that several vein systems occur. The main vein on the 0 Level (the Tepemesquite Vein) follows a N 110° E trend and dips north at 85°; the principal Vianey Vein and sub-parallel veins on the lower levels tend to be more NW/SE trending and dip steeply to the southwest. These later veins are well suited to exploration by drilling from the surface, because the dip direction coincides somewhat with the surface topography.

The principal vein encountered on the -38, -50 and -75 meter levels is the Vianey Vein. It averages about one meter in thickness, but increases up to three meters wide in the southeastern portion of the workings. Drifting on the vein returned encouraging values of silver, lead and zinc over 24 meters of advancement. Drilling from underground stations 1, 2, 4, and 6 intercepted three to five discrete mineralized zones.

At least two relatively large breccia zones were encountered by drilling during the exploration phases conducted by Minera LMX in the 1990s. The Don Pedro breccia constitutes a broad zone of relatively low-grade mineralization with a pipe-like form that plunges 30 degrees to the northwest along the hanging wall of the Vianey Vein. The Don Pedro breccia is not well characterized in the available literature on the property, but it is considered to be a significant target for further exploration. Minera LMX also encountered a second zone of breccia mineralization, the Twilight Zone. This mineralized breccia is interpreted to be a stratabound limestone breccia, or manto, striking N 120 E, dipping about 32 degrees SW. Sphalerite-galena-pyrite mineralization occurs in the breccia matrix with pervasive orthoclase alteration and appears to be replacement in nature, approximately six meters thick and with undefined strike length exceeding 32 meters. Similar to the San Pedro breccia, the Twilight Zone breccia constitutes a target for further exploration in the southeastern portion of the underground workings.

History of Previous Operations

The Vianey Mine has reportedly been operated intermittently on a small-scale basis since the 1400s. More recently, Compania Minera de Chilpancingo S.A. operated the mine on a small scale almost continuously between 1976 and 1996. Minera LMX S.A. de C.V. acquired a purchase option on the Vianey mine concessions in 1996 and started various exploration and development works at that time.

Minera LMX’s first phase of exploration was conducted in the mine by P.H. Consultants Ltd. of Val d’Or, Quebec, in order to determine what resources were contained in the old workings. A total of 252 meters of vertical fan drilling was completed from drill station one, 276 channel samples were taken, and 433 additional samples were obtained. All samples were analyzed for 38 minerals by a combination of fire assay, ICP, and aqua regia-AA methods by Bondar Clegg Laboratories. A second phase of exploration completed in November 1996 accomplished 2,173 meters of underground core drilling from drill stations one through six. The second phase drilling further delineated the mineralized zones identified by the first program and resulted in the partial definition of a new breccia chimney called the Twilight Zone.

In May 1997, Minera LMX started a third phase to verify and expand previous findings and to mine accessible mineralization for direct shipping. After stockpiling about 940 tonnes of material from underground development work, Minera LMX closed the operation and stopped the third drilling program shortly after it was initiated.

The property was sold to the chief geologist of Minera LMX, who later defaulted on a property payment, resulting in legal action. After several years of inactivity, the legal matters were settled, and in 2004, Minerales Jazz purchased its 100% interest in the property, free of royalties and encumbrances. Minerales Jazz did not conduct any physical exploration of the property.

Estimates of Mineralization

Although several mineralization estimates and reviews of such estimates have been performed on the property over several years (as described below), there are no mineral resources or mineral reserves estimated for the property in accordance with National Instrument 43-101.

2000 Report

A study of the drill intercepts and channel samples from the underground workings at Vianey Mine was conducted in 2000 by P.J. Hawley on behalf of Robex Resources Inc., a public company that commissioned a report when considering the acquisition of the property. Mr. Hawley prepared an analysis in line with the CIM Standards on Mineral Resources and Reserves, with supporting drill logs, assay sheets and underground development summaries, in August 2000 (the “2000 Report”).

Although the 2000 Report provided resource estimates, the 2005 Vianey Technical Report identifies significant issues relating to the 2000 Report, which led the author of the 2005 Vianey Technical Report to reject the 2000 Report’s estimates. Nonetheless, the author of the 2005 Vianey Technical Report suggests that the conclusions of the 2000 Report can be used in consideration of the mineral potential of the Vianey Mine property for purposes of further exploration and future resource determinations.

2001 Report

A further review and analysis of the Vianey Mine data was conducted in 2001 by A. Ciesielski on behalf of Bumigeme Inc., an engineering company hired by Robex (the “2001 Report”), based on 134 channel samples on the different mine levels and the Minera LMX drill hole pierce points on the mine longitudinal section. Sample locations and drill hole pierce points were digitized and plotted. Channel sample grades for silver, lead and zinc were indexed according to gross in situ value. The resulting data were statistically processed using statistical nearest neighbour and triangulation method, then replotted in longitudinal sections. The resulting plots of metal grade in longitudinal sections showed a good correlation with the 2000 Report’s resource calculation, with the advantage of displaying gradational changes in grade for silver, zinc and gross value distribution.

The 2001 Report states that its results support the resource estimates calculated by the 2000 Report. The 2001 Report did not produce an independent estimation of mineralization, but stated that there was more than sufficient information to demonstrate the presence of resources to warrant further exploration.

2005 Vianey Technical Report

In addition to reviewing the 2000 and 2001 Reports, the author of the 2005 Report performed an on-site evaluation of the property, including its underground workings. As stated above, the 2005 Vianey Technical Report rejects the 2000 Report’s resource estimates, but concludes that the results of exploration and the mineralization evaluations to date (including the 2000 Report and the 2001 Report) serve to form a strong basis for recommending aggressive exploration of the Vianey Mine.

In particular, the author of the 2005 Vianey Technical Report concluded that drilling and chip-channel sampling indicate that substantial amounts of potentially economic mineralization occur above the -75 meter level adjacent to pre-existing stopes. Drilling below the -75 level has shown that the mineralization extends to the -125 and locally to the -150 meter level. Breccia zone mineralization, possibly suitable for large-scale underground mining, has been identified, but not fully delineated.

Like the 2001 Report, the 2005 Vianey Technical Report did not produce an independent estimation of mineralization. However, based on his analysis, the author of the 2005 Vianey Technical Report concludes that the Vianey Mine is an advanced-stage exploration target with an opportunity for the definition of additional mineralization.

Proposed Exploration Program

The 2005 Vianey Technical Report makes a recommendation as to how exploration of the Vianey Silver Mine Project should proceed. We intend to follow this recommended exploration program.

The 2005 Vianey Technical Report recommends a program of detailed mapping and sampling of underground exposures, coupled with a structural analysis of faults and bedding attitudes. The objective of the underground exploration is to identify suitable surface drill sites that will provide for a series of diamond core drill holes to penetrate the areas of projected mineralization at the -150 meter level and -200 meter levels.

The 2005 Vianey Technical Report specifically recommends five drill stations of two drill holes each, amounting to 2,100 meters of drilling (plus a 10% contingency to account for topographic and structural unknowns, for a total deep drilling objective of 2,310 meters).

Objectives of the proposed drilling are:

  To explore the extension to deeper levels of the known mineralized structures (to the -200 meter level), thereby potentially increasing the potential resource base.

  In the process of drilling for deeper intercepts, prospect for new zones of mineralization in the interval from the surface to known mineralization.

  In the process of drilling from the surface into the deeper levels of the mineralized zone, evaluate the interval for future development work, such as construction of a decline to the lower levels of mineralization to facilitate access by modern mechanized mining machinery and to facilitate access to the lower levels for future underground drilling.

The 2005 Vianey Technical Report recommends that particular interest should be placed on penetrating the mineralized San Pedro and Twilight Zone breccias to assist in better definition of their mineral potential. Eight additional drill holes, averaging 115 meters each (for a total of 920 meters) are recommended to penetrate these breccia zones at locations to be determined from underground mapping.

The estimated cost of the recommended exploration program, as set forth in the 2005 Vianey Technical Report, is USD$461,780, including a 10% contingency. The table below provides a breakdown of the steps of the exploration program and the estimated cost of each step:

Geological mapping, drill logging & support	Underground mapping and structural + 2 geologists; eight man- months, with field support, lodging, transportation, assistants & labour overhead @ 30%	US$86,700

Drilling	Direct drilling costs for 3,230 meters @ US$60/meter	US$193,800

Geochemical	1,100 rock and core samples, including preparation	US$22,000

Supplies/ Misc. field	Field supplies, lodging, meals, transportation	US$21,300

Permits & reporting	Permit and report preparation	US$20,000

Home Office/Mgmt	US$40,000 Lump sum + Proj. Manager for 6 months	US$76,000

Contingency	Lump sum @ 10%	US$41,980

Total Project Cost		US$461,780

Actual costs realized during exploration may be different than projected due to cost variables beyond our control. Delays caused by personnel availability, transportation costs, weather conditions and variable site conditions are among the variables that we may encounter, and actual drilling contract costs may vary.

We began this work in August 2006 and completed the work in January 2007. Based on the results of this work, we have determined what our next course of action will be with respect to the Vianey Mine Silver Project. Our plan of operations for the Vianey Mine Project for the remainder of 2007 include:

  the acquisition of all available project data, including underground geological mapping, underground channel samples, underground survey and drill data, and a digitized 1:50,000 scale geological map of the Vianey property;

  underground drilling and sampling;

  five tonne bulk sample for metallurgical test work;

  investigation of the nature of the mineralization in the area; and

  staking additional claims.

We spent approximately US$321,589 towards the Vianey Mine Silver Project as of November 30, 2007, and we have budgeted US$150,000 towards this project for the first ten months of our 2007 fiscal year (December 1, 2006 to September 30, 2007) for underground mine rehabilitation activities. From December 1, 2007 to June 16, 2008, we have spent $80,761 towards the Vianey Project. The cost estimate of US$461,780 as set forth in the 2005 Vianey Technical Report was low due to the increased cost of drilling and the exclusion of costs relating to the necessary acquisition and analyses of historical data.

We anticipate that we will require additional financing in order to continue our exploration program and pay our operating expenses in fiscal 2008. We anticipate that this financing will be in the form of private placement equity financing. See Item 5, Section B. under the heading “Liquidity and Capital Resources - Requirement of Additional Equity Financing.”

Environmental Matters

We are not aware of any environmental liabilities associated with the Vianey Silver Mine Project.

The Musgrove Creek Gold Project

The information contained in this section regarding the Musgrove Creek Gold Project has been extracted with permission from a National Instrument 43-101 technical report prepared at our request, dated May 15, 2006 and entitled “Musgrove Creek Gold Project – Cobalt Mining District, Lemhi County, Salmon, Idaho, USA”, prepared by David K. Makepeace, P. Eng. and Michael A. McClave, L.P. Geo. (the “Musgrove Creek Technical Report”). Neither Mr. Makepeace nor Mr. McClave have any relationship with us other than their engagement by us to prepare the Musgrove Creek Technical Report and Mr. McClave’s ongoing involvement as a qualified person on the project. A copy of the Musgrove Creek Technical Report is available for viewing as part of our public filings at www.sedar.com. In addition, we will provide a copy of the Musgrove Creek Technical Report upon request. As indicated by citations in the discussion below, the Musgrove Creek Gold Technical Report relies on certain previous reports and exploration programs with respect to certain geologic information.

Location Description

The Musgrove Creek Property covers an area of 971 acres (393 hectares) within the Salmon National Forest in Lemhi County, Idaho, and is located approximately 40 kilometres (25 miles) southwest of the town of Salmon, Idaho. A series of gravel, four-wheel drive roads allows access to the property. A network of reclaimed roads provides additional access to the majority of the property. See Figure 3 below.

Figure 3: Location Map of Idaho and Musgrove Deposit

Journey’s Interest

The Musgrove Creek Gold Project consists of 77 contiguous, unpatented mining claims located in the Cobalt Mining District of Lemhi County, close to Salmon, Idaho. The Robinson Family Trust of Reno, Nevada owns nine of the “core” claims, which it leased to Wave Exploration Corp. pursuant to a mining lease agreement made effective June 12, 2003. Wave Exploration Corp. and its wholly-owned subsidiary, Wave Mining Inc., staked thirty-eight claims. All of these claims are recorded in the Lemhi County office and the U.S. Bureau of Land Management office in Boise, Idaho. Pursuant to a mineral claim option agreement dated November 30, 2005 that we entered into with Wave Exploration Corp. and Wave Mining Inc., as amended on May 23, 2007, we will assume the lease from the Robinson Family Trust for its remaining term (which expires on June 12, 2013, unless renewed at the lessee’s option for two successive 10-year terms) and we have earned a 100% interest in the 47 claims by making a final payment in the amount of CDN25,000 cash and issuing 75,000 common shares of our capital to Roxgold Inc. (formerly “Wave Exploration Corp.”) on June 20, 2007, rather than the original payment of CDN$150,000 in cash on or before November 30, 2007.

See Section A. – “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project —Musgrove Creek Gold

Project.” In April 2006, we staked and recorded an additional 30 claims to the northwest of the present claim block comprising the Musgrove Creek Gold Project, and we recorded these claims at the Lemhi County office and the U.S. Bureau of Land Management office. None of the above 77 claims have been legally surveyed. See Figure 4.

N
Indian Gulch
Ostrander Creek
McDonalds Gulch
Gate
Musgrove Creek
Johny's Point
T20N - R18E
Porphyry Ridge
Panther Creek
Ray Robinson Claims
Wave Claims (staked and recorded)
Wave Claims (staked and recorded)
Musgrove Patent Claims
Journey Claims (staked and recorded, 2006)
SCALE
JOURNEY RESOURCES CORP.
MUSGROVE PROPERTY
Claim Map
Geoquest & Geospectrum Eng.
Date : March, 2006
Drawn By : E.G. & D.M.

Figure 4

Geography and Facilities

The Musgrove Creek Gold Project is situated in the Salmon River Mountains and covers nearly 1000 acres of gentle to steep forested terrain ranging in elevation from 1,768 to 2,195 meters (5,800 to 7,200 feet). The property is bounded in the south by the steep Musgrove Creek Valley. The known mineral resource occurs near the northern rim of this canyon around Johny’s Point. The majority of the property to the north of Johny’s Point is a gently sloping plateau. The property is road-accessible by four-wheel drive vehicles via the Williams Creek Road from Salmon and the Panther Creek Road from Challis. An old road along Musgrove Creek accesses the southern portion of the property. Access to the higher elevations and northern portions of the property is via a road along Ludwig Gulch that branches off the Blackbird Creek Road near the former mining town of Cobalt. In this area, forest service roads and a number of reclaimed roads allow access to most parts of the property.

The climate is relatively dry during the summer. The surface exploration season extends from May to October. In addition to forests consisting primarily of firs and pines, vegetation in open and exposed areas consists primarily of alpine-type grasses.

There are several flat areas on the property that could support mining and/or heap leach operations. A power line along the Panther Creek valley provides electricity to several homes and an inn approximately six miles northeast of the property.

Accommodation is available in Salmon, Idaho. This 3,000-person community is the nearest service center. Exploration crews could possibly be accommodated temporarily in the old Cobalt town site northeast of the property.

Given that this is a resource-based region of Idaho, there are ample human resources and services available to conduct exploration and development on the property.

There are no facilities at the Musgrove Creek Property. There are no existing mines on this property.

Geology and Mineral Deposits

The Musgrove Creek Property is one of many mineral deposits that occur within a major northeast/southwest-trending structural zone known as the Trans-Challis Fault System. This System is a loosely mapped and defined structural zone containing many parallel and en echelon faults, not a single structure. It hosts the Meridian Gold’s Beartrack Gold Mine and other historic producers to the northeast of the Musgrove Creek Property and Hecla Mining Co.’s Grouse Creek Mine and other past producers to the southwest including placer operations in the Boise Basin. This zone is just a portion of a much larger northeast-southwest-trending structurally controlled metallogenic belt that has been referred to as the Idaho-Montana Porphyry Belt. This Belt extends from Silver City in southwestern Idaho to the Zortman-Landusky gold district in Central Montana. It hosts much of the metallic mineralization in the Northwestern United States. One of the dominant rock units in the area includes metamorphosed fine-grained sediments of the Precambrian age Apple Creek Formation. These rocks are unconformably overlain by Tertiary Challis volcanics. Both Cretaceous and Tertiary intrusives are common in the region and are associated with the Idaho Batholith and the Trans-Challis Fault System.

The dominant host rock for mineralization at the Musgrove Creek Property is the 2000-meter thick sequence of slightly metamorphosed middle Proterozoic siltites and argillites formerly known as the Yellowjacket Formation, but now recognized as the slightly younger Apple Creek Formation (Evans & Green, 2003 and Link, P.K., Winston, D. and Boyack, D., 2003).

The specific unit within the Apple Creek Formation at the Musgrove Creek Deposit is the informal “Banded Siltite,” a monotonous sequence of centimetre-scale beds of light grey quartzose siltites and fine-grained sandstones that consist mostly of quartz, clay and muscovite and alternate with thin laminated dark grey to black argillite composed of clay, fine grained biotite and carbonaceous material. These rocks are locally metamorphosed to biotite and muscovite phyllites or, even more locally, to schist. Foliation, while generally parallel to original bedding (strike - N 35° W, dip - 35° NE), sometimes completely transposes bedding along shears or axial planes. The areas of increased metamorphism are always associated with major fault zones.

The Challis Formation (48 to 40 million years old) consists of rhyolite to dacite ash flows, tuffs and lavas, with interbedded fine- to coarse-grained volcanic sediments. In the Musgrove Creek area these rocks occur mainly in the Panther Creek Graben where they unconformably cover faulted and folded Proterozoic Apple Creek Formation rocks.

Intrusive igneous rocks are uncommon on the Musgrove Creek Property but occur as quartz-eye rhyolite porphyry exposed at the Musgrove Creek Mine and as float west of “Johny’s Point”; similar extrusive equivalents of these intrusives occur in flat lying volcanic flows that cover areas of “Porphyry Ridge” to the south of Musgrove Creek and blanket portions of the upland to the northeast of the project area. These are members of the Tertiary Challis volcanics. A large intrusive is postulated beneath Johny’s Point, based on magnetic data (Arkell, B.W. and Krasowski, D., 1995), and may have been related genetically to the mineralization. However, the quartz-eye porphyry float is only rarely mineralized.

Structural Framework

Bedding within the Apple Creek Formation on the property strikes generally northwest, N 28° to 50° W, and dips to the northeast at 30° to 55°. Although foliation is generally parallel to bedding, it may vary from it in the shears within the major fault zones and may parallel the attitude of the fault or subsidiary shears within fault zones.

The Trans-Challis Fault System was the first tectonic event creating an extensive zone of sub-parallel northeast trending faults over a width of 8 to 16 kilometres (5 to 10 miles). In the project area, these fault zones, including the Musgrove Creek Fault Zone, are manifested by faults along Panther Creek, Ostrander Creek and Ludwig Gulch.

Faulting appears to be the primary control of mineralization on the property. Most of the known ore lies along the Musgrove Creek Fault Zone. The Zone is as much as 914 meters (3000 feet) wide and consists of series of high-angle (>75°) northwest striking faults that have been recognized along both the north and south sides of the Musgrove Creek canyon. Within the zone are low angle shears or detachments that generally parallel the foliation within the Apple Creek Formation striking N 28° to 50° W and dipping to the northeast at 30° to 40° (Arkell, B.W. and Krasowski, D., 1995). Both hydrothermal breccias and fault breccias occur within the Musgrove Creek Fault Zone.

The other major fault on the property is the Ostrander Creek Fault that has been mapped by the U.S. Geological Survey. It extends up the valley of Ostrander Creek northeast into Ludwig Gulch. The strike is generally N 40° E (Evans & Green, 2003). Interpretations in structure and geochemistry to the north and west of Johny’s Point suggest that the Ostrander Creek Fault is actually a wide zone of faulting into which a number of significant structures from the Musgrove Creek Fault have splayed or horsetailed. The Ostrander Creek Fault parallels the Panther Creek Fault to the east, both of which are part of the Trans-Challis Fault Zone.

Other significant faults are the north-northeast striking Beehive Faults that cut the Musgrove Creek Fault Zone at Johny’s Point, dragging foliation to the northeast and providing the locus for much of the Johny’s Point mineralization.

Folding is uncommon in the project area and is generally restricted to drag folds along faults. The most prominent of these is at Johny’s Point, where a strong north-easterly trending fold is present.

Deposit Types

The primary deposit model on the Musgrove Creek Property is epithermal style gold mineralization. This is separated into two categories as follows:

  Large tonnage quartz stockwork hosted gold mineralization within the Apple Creek Formation. This is the focus of the current exploration.

  High-grade epithermal gold vein structures situated on the Musgrove Creek Patent Claims, in which we do not hold an interest. These are likely to occur within or near the more extensive lower grade mineralization.

Mineralization

Gold mineralization on the Musgrove Creek site was initially identified in the late 1980s. Gold mineralization occurs along a three-mile north-westerly trend and has been identified in several parallel trends.

The mineralization is believed to be related to a Tertiary epithermal event where rocks of the Apple Creek Formation are the primary host for gold mineralization.

At Johny’s Point, where the current mineral resource is, gold is associated with the quartz stockwork zones and is accompanied by clay, sericite, jarosite and goethite alteration.

Gold mineralization is largely confined to quartz veins and quartz vein stockworks. The gold generally occurs as grains of less than 30 microns, although coarser gold, up to 2 mm has been noted (Krasowski and Arkell, 1995). The gold to silver ratio is about 1:1 and arsenic is the only significant trace element.

At least three generations of quartz veining occur, generally filling open space fractures with clear glassy white quartz, frequently with terminated quartz crystals lining vugs and/or fine cockscomb quartz. Some quartz veins have been strongly brecciated and healed, in-part, with pale purple amethyst. Sceptres of clear glassy quartz have been noted with a thin coating of milky white chalcedonic quartz indicative of a late, very low temperature epithermal environment.

History of Previous Operations

The region where the Musgrove Creek Gold Project is located has been the focus of mining activity since the late 1800s. Between 1991 and 1996, Atlas Minerals, Newmont Exploration Corp. and Meridian Gold Corp. carried out exploration programs in the Musgrove Creek Gold Project area. All programs involved drilling with the major focus being on the Johny’s Point area. The latest and largest operation was Meridian’s Beartrack epithermal gold deposit, which is 24 kilometres northeast of the Musgrove Creek Gold Project. Significant work programs have not been completed on the property and surrounding areas from 1997 to present.

In June 2003, Wave Exploration Corp. entered into a lease with the Robinson Family Trust to acquire a 100% interest in 47 of the claims that comprise the Musgrove Creek property. In 2003 and 2004, Wave digitally compiled drill hole data and generated a Canadian National Instrument 43-101 compliant technical report (February 25, 2004) with an associated mineral resource estimate. The report recommended that a success-contingent phased type exploration program be initiated to confirm mineralization. Based on that technical report, in 2004 Wave completed a small exploration program consisting of a geochemical soil and rock survey as well as a short reverse circulation drill program. The results of the 2004 exploration program were compiled into a new National Instrument 43-101 technical report (August 2004), which characterized the results as sufficiently encouraging to warrant further exploration work. However, Wave did not complete any further work on the property other than minor remediation work with respect to the 2004 exploration work program.

Estimates of Mineralization

A mineral resource calculation was estimated in the February 25, 2004 National Instrument 43-101 technical report, which was prepared for Wave Exploration Corp. by W. Gruenwald, P.Geo. and D. Makepeace (one of the authors of the Musgrove Technical Report). This estimation has been incorporated into the Musgrove Technical Report. Variable cut-off scenarios were run at 0.1 grams per metric tonne (g/t) gold. The results are shown in the following table. The table identifies the grade in g/t as well as ounces per short ton (oz/T). Historically, a cut-off grade of approximately 0.34 g/t (0.01 oz/T) had been used for previous mineral resource calculations (Arkell et. al., 1995). A higher cut-off grade was deemed more realistic during discussions with Wave Exploration and independent geologists on January 29, 2004. Therefore, it was agreed that a cut-off of 0.8 g/t Au (0.023 oz/T) would be used.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following table uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The Inferred Mineral Resource estimate at the Musgrove Creek deposit is 8 million tonnes at 1.22 g/t Au. (0.036 oz/T) at a gold cut-off of 0.8 g/t (0.023 oz/T), which would be equivalent to 9,761 kg (313,822 oz) of gold at zero dilution.

Musgrove Creek Deposit Inferred Mineral Resource

Grade Cut-off	Volume	Tonnes	Gold	Gold
(g/t Au)	(cubic meters)		(g/t)	(oz/T)
0.8	3,019,219	8,000,930	1.220	0.06
0.9	2,579,266	6,835,054	1.283	0.037
1.0	2,023,859	5,363,227	1.373	0.040
1.1	1,559,703	4,133,213	1.469	0.043
1.2	1,217,016	3,225,091	1.559	0.045
1.3	908,578	2,407,732	1.664	0.049
1.4	679,047	1,799,474	1.7 72	0.052
1.5	512,484	1,358,084	1.879	0.055
1.6	410,422	1,087,618	1.959	0.057
1.7	335,125	888,081	2.029	0.059
1.8	274,297	726,887	2.093	0.061
1.9	236,172	625,855	2.133	0.062
2.0	205,141	543,623	2.160	0.063
2.1	151,094	400,398	2.197	0.064
2.2	34,266	90,804	2.397	0.070
2.3	15,750	41,738	2.583	0.075
2.4	8,891	23,560	2.762	0.081
2.5	6,641	17,598	2.870	0.084
2.6	4,516	11,966	3.020	0.088
2.7	3,625	9,606	3.113	0.091
2.8	3,031	8,033	3.183	0.093
2.9	1,844	4,886	3.396	0.099
3.0	1,750	4,638	3.421	0.100
3.1	1,625	4,306	3.447	0.101
3.2	1,500	3,975	3.471	0.101
3.3	1,250	3,313	3.517	0.103
3.4	875	2,319	3.600	0.105
3.5	500	1,325	3.698	0.108
3.6	500	1,325	3.698	0.108
3.7	250	663	3.749	0.109
3.8	0	0
3.9	0	0
4.0	0	0

Drilling within and adjacent to Johny’s Point confirms the style and tenor of gold mineralization reported from previous drilling and demonstrates an extension of the Johny’s Point mineral resource to the northwest. This resource appears to be open both to the northwest and southeast.

Soil and rock sampling demonstrate significant geochemical anomalies to the northwest of Johny’s Point. These anomalies are similar and in some cases stronger than the anomalies that overlie the present Johny’s Point mineral resource. The anomalies seem to follow several north-northwest trending structural zones and are, in part, open to the west along the ridge northwest of Ostrander Creek. To a more limited extent, these anomalies are open to the north as well. This large anomalous area is where the Ostrander Fault Zone intersects the Musgrove Creek Fault Zone. This is a highly favourable structural setting that has only been tested by three holes to date. Although one drill hole intersected low-grade mineralization, this hole intersected a very favourable mineralized structure in an epithermal environment. In addition to this intensely anomalous and prospective zone, isolated anomalous samples to the east and north may indicate the tips of important mineralization at depth.

The Musgrove Creek Technical Report concludes that the Musgrove Creek Gold Project has:

  A favourable geological setting.

  An identified and confirmed gold resource (albeit “inferred”, as discussed in the Cautionary Note to U.S. Investors preceding the table above).

  New strong geochemical anomalies.

2006 Exploration Program

The Musgrove Creek Technical Report recommends an aggressive exploration program on the Musgrove Creek Gold Project, including:

(i)	Stake an additional 30 claims to the northwest of the present claim block (we completed this in March 2006).

(ii)	Continue to locate historical maps, sections and reports that have been completed on the Musgrove Creek Gold Project.

(iii)	Continue geological mapping and soil sampling of the prospective mineralized zone.

(iv)	Trenching.

(v)	Reverse circulation drilling.

(vi)	Diamond drilling.

We completed this program in November 2006.

Phase I Exploration Program

The Musgrove Creek Technical Report recommends exploring the property in a success-contingent phase-type program. Therefore, recommendations for a Phase I program included staking, data compilation, mapping, soil sampling, trenching and a limited reverse circulation drilling program. Cost for this program was estimated at CDN$450,000. Actual costs realized during Phase I exploration was $470,063.

Wave Exploration Corp. had staked the additional 30 claims mentioned in recommendation (i), but allowed these claims to lapse. We have re-staked and recorded (March 10, 2006) those additional 30 claims, which encompass the geochemical anomalies in the Ostrander Creek valley.

The additional geological mapping and rock sampling work concentrated on mapping the area along the ridge northwest of Ostrander Creek.

Phase II Exploration Program

A Phase II program was commenced in May 2007 and included reverse circulation drilling and diamond drilling. The purpose of this drilling program was to continue to test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004. We completed the 2007 drill program in November 2007 and assay results from drill samples collected during the program at Musgrove Creek were obtained in March 2008.

Two 5 foot (1.5m) high grade intercepts, one assaying 22.1 grams of gold (0.645 oz/ton) in drill hole MG-07-51, and the other assaying 14.25 grams of gold (0.416 oz/ton) in drill hole MG-07-53, were penetrated during the program.

The drill program consisted of a total of 2,979 feet (908m) in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny’s Point resource area. The high grade intervals were unexpected, and give confidence that additional higher grade mineralization may be found on the property. True widths are yet to be determined. Analytical work on the drill samples was performed by ALS Chemex in Elko and Sparks, Nevada, and the gold intercepts are summarized below.

Hole_ID	From ft.	To ft.	Interval ft.	Interval m	Au_ppm	Au_oz/ton
MG-07-51	102.3	112.3	10	3.0	0.54	0.016
MG-07-51	190	195	5	1.5	0.34	0.010
MG-07-51	250	255	5	1.5	22.1	0.645

	Re-assay on same pulp				21.8	0.636

MG-07-52	232	237	5	1.5	0.43	0.013
MG-07-52	257	262	5	1.5	0.36	0.010
MG-07-52	307	312	5	1.5	0.48	0.014
MG-07-52	357	367	10	3.0	0.37	0.011

MG-07-53	77	97	20	6.1	0.55	0.016
MG-07-53	107	113	6	1.8	0.51	0.015
MG-07-53	177	187	10	3.0	0.47	0.014
MG-07-53	232	237	5	1.5	14.25	0.416

	Re-assay on same pulp				10.9	0.318

MG-07-53	347	352	5	1.5	0.34	0.010
MG-07-53	467	472	5	1.5	0.54	0.016
MG-07-53	542	547	5	1.5	0.69	0.020

MG-07-54	289	294	5	1.5	1.86	0.054
MG-07-54	369	374	5	1.5	0.40	0.012
MG-07-54	439	444	5	1.5	0.61	0.018

MG-07-55	88	108	20	6.1	0.59	0.017

The results of the second assay on the original pulp of the interval in MG-07-53 returned 14.25 grams of gold may suggests the presence of fine free gold in the rock, which is known to occur at Musgrove Creek. To assist in determining the grade of this interval, and to verify the grade of both high-grade intervals, ALS Chemex has been instructed to create a second pulp from the remaining samples, and do another gold fire assay on that new pulp. These results are pending. Actual costs realized during Phase II exploration was $459,052.

We are now undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during late 2008 and future drilling phases.

It is recommended that we drill 5 diamond core holes totalling 427meters (1,400 ft) in order to test the Johny Northwest Target area. The holes can be collared from the existing access road constructed in 2007 to access the 2007 drill sites without additional permitting. If these holes are successful and are drilled early enough in the season,, we may wish to permit and drill additional holes into this zone during the 2008 program to help establish its size and limits. We intend to conduct all necessary drilling off of the permitted access roads into this area during 2008 so that the roads and drill sites can be reclaimed before winter.

It is further recommended that we commission a quality orthophoto with topo so that project data can be registered and positioned properly, and allow for considerably more accurate resource calculations.

Exploration Program Costs

The estimated costs for the 2008 drilling program are set forth below:

Estimated 2008 Exploration Costs

Description	Cost (us$)

Orthophoto and topo, including surveying and consultant time and expense	$15,000

Drill Program: Exploration Drilling and Support: (1,400 ft at $150/ft total cost	$210,000

Geologist - Drilling and other project activities for approx. 4 months	$45,000

Assaying	$10,000

Field Expenses, including lodging and travel	$20,000

Contingency at 10%	$30,000

Total	$330,000

We anticipate that we will require additional financing in order to continue our 2008 exploration program and pay our operating expenses in fiscal 2008. We anticipate that this financing will be in the form of private placement equity financing. See Item 5, Section B. under the heading “Liquidity and Capital Resources - Requirement of Additional Equity Financing.”

Environmental Matters

We are not aware of any environmental liabilities associated with the Musgrove Creek Gold Project.

The Silver Mountain Project

To date, we have not commenced an exploration program on the Silver Mountain Project. We plan to evaluate and assess the Silver Mountain Project during late 2008 through detailed mapping and surface sampling.

Location Description

The Silver Mountain Project is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The deposit is on the southern border of the long hydrothermal alteration trend known as the Central Polymetallic Belt, situated in the Western Andeen range at an average elevation of 4,200 meters. The mine is currently comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total. The target area is 800 meters by 400 meters in surface area and is characterized by tectonism developing compressive folds, reverse faults and transverse faults aligned northwest-southeast, along with volcanism depositing flows and tuff. The veins are open, along strike in both directions and open at depth.

Journey’s Interest

The Silver Mountain Project consists of four concessions covering approximately 1,684 hectares and comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total.

Nature of Interest

We entered into a mineral claim purchase agreement on October 18, 2007 with Marlene Lamilla, an individual who owned a 100% right, title and interest in the mining claims comprising the Silver Mountain property. Pursuant to the purchase agreement, Journey had the exclusive right to acquire a 100% interest in property through its wholly owned Peruvian subsidiary, Minera Journey Resources SAC.

Under the terms of the purchase agreement, we fulfilled certain payment requirements including a cash amount equal to CDN$80,000 (paid on November 29, 2007) and issued to the owner a total of 2,500,000 common shares of Journey’s capital (issued on November 29, 2007), thereby earning a 100% right, title and interest in the Silver Mountain property. In addition to such payment requirements, we agreed to pay Owner a 1% net smelter royalty in the event of commercial production of the property.

We also paid a finders’ fee in the amount of 200,000 common shares (issued on November 29, 2007) in connection with our acquisition of the Silver Mountain Property.

Geography and Facilities

The project is located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The deposit is on the southern border of the long hydrothermal alteration trend known as the Central Polymetallic Belt, situated in the Western Andeen range at an average elevation of 4,200 meters. The mine is currently comprised of 4 drifts, developed on 4 levels, approximately 2 kilometers long in total. The target area is 800 meters by 400 meters in surface area and is characterized by tectonism developing compressive folds, reverse faults and transverse faults aligned northwest-southeast, along with volcanism depositing flows and tuff. The veins are open, along strike in both directions and open at depth.

The Silver Mountain property is accessible by a road from Carretera Central to Chosica, followed by dirt track to Sunicancha. Total travel time from the city of Lima is approximately 5 hours.

Estimates of Mineralization

There are no mineral resources or mineral reserves estimated for the property in accordance with National Instrument 43-101.

As of June 16, 2008, we have not performed any exploration or sampling on the Silver Mountain Project.

Proposed Exploration Program

We plan to evaluate and assess the Silver Mountain Project during late 2008 through detailed mapping and surface sampling. We have no planned budget for activities on the Silver Mountain Project to date.

Environmental Matters

We are not aware of any environmental liabilities associated with the Silver Mountain Project.

Silveria Project

Location Description

The Silveria Project is an advanced stage exploration property covering approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and encompasses the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District in the Province of Huarochiri, Peru.

Journey’s Interest

Subject to regulatory approval, we entered into an option and joint venture agreement on February 5, 2008 with Grenville Gold Corporatoon (“Grenville”), whereby Journey may acquire from Grenville, through its wholly owned Canadian and Peruvian subsidiaries, up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, by funding up to a total of $11,800,000 million in exploration and development expenditures towards advancing the project into production.

Subsequently, we entered into an amended option and joint venture agreement with Grenville, whereby we must fund an amount of CDN$1,300,000 toward expenditures on the Silveria Project and issue 1,000,000 shares of our common stock to Grenville on or before the seventh business day following the date of TSX Venture Exchange approval of the transaction (the “Approval Date”), but in any event no later than June 30, 2008. On or before three months following the Approval Date, we are required to fund a further amount of CDN$1,500,000 toward expenditures on the property, upon completion of which, we will have earned a 25% interest in and to the property. In addition, we must fund a further CDN$3,000,000 in expenditures on the property on or before eight months following the Approval Date, upon completion of which, we will have earned a 50% interest in and to the property.

Under the amended agreement, we maintain an option to earn an additional 25% interest in and to the Silveria property by funding a further CDN$6,000,000 in expenditures on the property and making a payment to Grenville in the amount of CDN$1,000,000 on or before January 31, 2011. In the event that we complete such further expenditures, we will have earned a total 75% interest in and to the property, unless Grenville elects to contribute an equal amount of expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50% basis.

Geography and Facilities

The Silveria Project includes a series of disused underground mines which are prospective for silver, gold and base metals. The project is made up of a number of mineral licences located in the Administrative District of San Mateo, Province of Huarochiri, Department of Lima and is approximately 100 kilometres east-northeast of the capital Lima in the western cordillera of the central high Andes.

The site is accessed from San Mateo via a steep unpaved road up into the higher valleys, which takes approximately one hour passing through the village of San Jose de Parac. The Project area ranges from 4,200m to 5,200m above sea level.

History of Previous Operations

Minefill (2007) reported that approximately 400,000 tonnes of ore was extracted from the mines of the Silveria Project between 1950 and 1992. The mines closed for a number of reasons, including weak metal prices and terrorist activity.

Before the start of full scale mining, the operating company and the Peruvian Mining Bank built a 27 kilometre gravel road and an electricity supply line from the Central Highway at San Mateo to the Millotingo and Pacococha mines (the road and electricity pylons are still in place). Underground stoping started around 1954 following completion of the access road.

Following closure in 1992, the Pacococha Syndicate was active in the area as a collective of artisan miners accessing existing workings. Production records are not available but it seems likely that production was limited as the mill and processing facilities fell into disrepair. The Pacococha Syndicate remained in control until 2005 when Minero Vulcan SAC were evaluating the property for acquisition. However, the Pacococha Syndicate failed to file and pay the annual rental fees for its concessions resulting in the loss of 129 concessions. In 2006, the available concessions were staked by Inversiones Minera and then purchased by Grenville Gold Corporation and now form the core of the Silveria Project.

We have not been able to locate records for the Germania and Silveria mining areas, likely due to their integration with the Pacococha mine operations at an unknown date in their production histories.

Estimates of Mineralization

There are no mineral resources or mineral reserves estimated for the property in accordance with National Instrument 43-101.

As of June 16, 2008, we have performed very limited exploration and sampling on the Silveria Project.

2008 Exploration Program

We commenced an aggressive exploration program in February 2008 with the intention of re-sampling select underground ore blocks to verify historic grades, while at the same time mapping and sampling outcropping veins in order to develop a drill program designed to test the strike extension and down-dip extension of the larger veins. The geological team is currently on site at the Silveria Property and is comprised of six international geologists.

There are four main areas at the Silveria Property which will be the focus of the exploration program in the first and second quarters of 2008:

i)	an existing resource in un-mined underground ore blocks;

ii)	the unmined depth and strike extensions of known veins;

iii)	the untested outlying gossanous and altered areas; and

iv)	the tailings on the Property.

We intend to conduct underground re-sampling of selected veins in order to verify the historic grades of remaining ore blocks. Peruvian Mining Law allows for mining operations of up to 500 tons per day without the need for additional government permitting. The underground sampling program will focus on defining a JORC and NI43-101 compliant resource, for the purposes of a scoping study planned for the third and fourth quarters of 2008.

Detailed mapping of the field area will focus on identifying the strike and depth extensions of known veins, and untested veins under cover, in order to design a diamond drill program, which is also intended to commence during the third quarter of 2008.

Gossans and areas of strong clay alteration which occur in the valleys surrounding the Silveria Property remain largely untested. Reconnaissance mapping and rock chip sampling is planned to assess the potential of these areas. An orientation survey of the various tailings at the Silveria Property will also be conducted in order to determine tonnage and grades.

A diamond drilling program is planned to commence in the third quarter of 2008. A surface drill rig will target the strike and depth extensions of veins which can be drilled from the surface and veins which have not yet been mined. An underground diamond drill rig will be used to target the depth extension of high grade ore shoots identified during underground re-sampling and from existing mine plans.

Exploration Program Costs

The estimated costs for the 2008 – 2009 exploration program are set forth below:

Estimated 2008 - 2009 Exploration Costs

Description	2008		2009
	Q3	Q4	Q1	Q2	Q3	Q4	CDN$
Payroll (International, Field and Office)	150,000	200,000	275,000	325,000	350,000	350,000	1,650,000
Travel (International and Peru)	25,000	50,000	50,000	50,000	50,000	50,000	275,000
Rental (Office, Storage and 4WD)	0	25,000	40,000	40,000	40,000	40,000	185,000
Assay (Surface, Verification and Drilling)	25,000	50,000	75,000	75,000	75,000	75,000	375,000
Metallurgical Testing	25,000	25,000	50,000	75,000	250,000	50,000	475,000
Drilling (Surface and UG: 12,500 meters)	0	0	750,000	850,000	950,000	750,000	3,300,000
Underground Rehabilitation	25,000	25,000	75,000	75,000	100,000	125,000	425,000
Operational Costs Field	50,000	25,000	25,000	25,000	25,000	25,000	175,000
Operational Costs Office	10,000	10,000	15,000	15,000	15,000	20,000	85,000
License / Land Use / Community	10,000	50,000	10,000	10,000	50,000	50,000	180,000
Consultants: Scoping Studies	0	50,000	100,000	300,000	500,000	250,000	1,200,000
Capital Items	25,000	75,000	950,000	50,000	0	0	1,100,000
Contingency 15%	50,000	90,000	360,000	285,000	360,000	270,000	1,415,000
Total	395,000	675,000	2,775,000	2,175,000	2,765,000	2,055,000	10,840,000

Environmental Matters

We are not aware of any environmental liabilities associated with the Silveria Project.

Office Space

On April 01, 2006, we entered into a lease agreement for office premises commencing April 1, 2006, which expired on April 01, 2008. Subsequently, we entered into a new lease agreement for office premises on April 1, 2008 for a term of five years. The Company is committed to pay monthly basic rent of $4,200, plus monthly operating costs and taxes estimated at $4,633 for an estimated annual total of $106,000.

ITEM 5               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management discussion and analysis (MD&A) should be read in conjunction with our consolidated financial statements, forming a part of this Registration Statement, including Note 16 to the 2007 and 2006 annual consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP. Additional information relating to us, including our annual information form, is available free of charge on our website at http://www.journeyresourcescorp.com/, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com.

The MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management (see “Note Regarding Forward-Looking Statements”).

Unless otherwise indicated, all dollar figures ($) in this Item 5 (as well as the rest of this Registration Statement) are presented in Canadian dollars.

Overview

We are an exploration stage company that has not earned revenues from our core business to date. We are currently undertaking the plan of operations described under Item 4 – “Description of Business” of this Registration Statement. We will use our existing cash and working capital to fund this plan of operations. We are focused on the exploration of three exploration-stage projects—the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the SilveriaProject.

Going Concern

Our consolidated financial statements are prepared on the basis that we will continue operations as a going concern. Given that we have no source of significant revenue, this assumption is subject to the further assumption that there will continue to be investment interest in equity funding to explore our mineral projects. We can give no assurance that we will continue to be able to raise sufficient funds. Should we be unable to continue to do so, we may be unable to realize on the carrying value of our projects and the net realizable value could be materially less than our liabilities, with a potential for total loss to our shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties, the determination of the amortization period of equipment, the estimated amounts of accrued liabilities and asset retirement obligation, and the realization of future tax assets.

We evaluate our estimates on an ongoing basis and base them on various assumptions that are believed to be reasonable under the circumstances. Our estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are set out in the notes to the accompanying consolidated financial statements.

Mineral Property Interests

Because we are in the exploration stage with respect to our mineral property interests, we follow the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. If and when commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the nominal costs of mineral claims is credited to earnings.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, our ability to obtain financing to complete development of the properties and on future production or proceeds of disposition.

Asset Retirement Obligations

Effective December 1, 2004, we adopted the new CICA accounting standard, CICA Handbook Section 3110, “Asset Retirement Obligations”, with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying assets. The liabilities are subject to accretion over time for changes in the fair value of the liability through accretion charges to operations. We have determined that there is no liability obligation as at June 16, 2008.

Income Taxes

We account for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that we will ultimately realize those assets. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Share Capital and Stock-Based Compensation

We record proceeds from share issuances net of related issue costs.

The Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board has amended CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, to require entities to account for employee stock options and other types of stock compensation using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is recognized over the vesting period. Expected volatility is based on historical volatility of our stock. We utilize historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred and recorded as share capital.

Results of Operations

Our annual and quarterly operating results are primarily affected by the level of exploration activity associated with our mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and political and regulatory developments may also affect our operating results and the trading price of our common stock. In particular, the Vianey Silver Mine Project is located in Mexico. To our knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments by our U.S. shareholders. Inflationary factors have not had a material impact on our operating results for fiscal 2007 or fiscal 2006.

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with our consolidated financial statements and interim financial statements included in Item 17 of this Registration Statement. Our results of operations are summarized below.

	Years Ended November 30
	2007	2006	2005
SALES	$ -	$ -	$ -
COST OF SALES	-	-	-
GROSS PROFIT	-	-	-
EXPENSES	-
Advertising and communications	15,770	40,291	24,331
Amortization	54,201	946	200
Bad debts	-	-	-
Consulting fees	152,303	243,080	27,000
Filing and transfer agent fees	57,259	31,423	36,490
Interest Expense on Short Term Loan	7,500	-	-
Investor relations	654,235	263,396	47,721
Management fees	90,500	87,000	86,000
Office	142,571	55,488	10,486
Professional fees	114,822	147,051	90,961
Rent	43,378	28,694	14,000
Stock based compensation	305,468	536,753	384,518
Travel	49,448	36,821	16,999
Wages and benefits	-	-	17,700
LOSS BEFORE OTHER ITEMS	$(1,687,455)	$ (1,470,943)	$ (756,406)
Administrative and Office Support Fee Income	15,000
Amortized Gain on Contribution to Joint Venture	4,680
Gain on Sale of Marketable Securities	118,928

Operator Management Fee Income	2,509
Writedown Mineral Property	(810,226)
Abandonment of mineral properties	-	-	(98,120)
Foreign exchange (loss) gain	(6,800)	2,714	78
Interest Income	378	8,004	4,756
NET LOSS FOR YEAR	(2,362,986)	(1,460,225)	(849,692)
Deficit, beginning of the year	(4,742,433)	(3,282,208)	(2,432,516)
DEFICIT, END OF YEAR	(7,105,419)	(4,742,433)	(3,282,208)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,718,098	19,375,422	13,443,316
BASIC AND DILUTED LOSS PER SHARE	$ (0.09)	$(0.08)	$ (0.06)

A.               Operating Results

Year Ended November 30, 2007 versus Year Ended November 30, 2006

Income from Operations

We had no income from operations during the year ended November 30, 2007 or the year ended November 30, 2006 or the year ended November 30, 2005.

Net Loss

During the year ended November 30, 2007, our net loss totalled $2,362,986 compared to a net loss of $1,460,225 in the year ended November 30, 2006. The basic and diluted loss per share was $0.09 and $0.08 in fiscal 2007 and 2006, respectively. During fiscal 2007, we recognized a gain of $118,928 on the sale of 600,000 shares of Wits Basin, $2,509 charged to a joint venture partner for operator fees, $15,000 charged to a related company with directors in common for administrative and office support fees, and $378 of interest income (2006 – $8,004). During fiscal 2007 and 2006, we recognized $6,800 of foreign exchange loss and $2,714 of foreign exchange gain, respectively.

Advertising and Communications

Our advertising and communications expenses decreased to $15,770 from $40,291 for the year ended November 30, 2006.

Consulting Fees

Our consulting fee expenses decreased to $152,303 for the year ended November 30, 2007 from $243,080 for the year ended November 30, 2006 due to the reduced amount of consultant services required by the Company.

Filing and Transfer Agent Fees

Our expenses for filing and transfer agent fees increased slightly to $57,259 for the year ended November 30, 2007 from $31,423 for the year ended November 30, 2006.

Investor Relations

Our investor relations expenses increased to $654,235 for the year ended November 30, 2007 from $263,396 for the year ended November 30, 2006 due to engaging the services of investor relations firms to provide strategic marketing, corporate communications and investor relations services for Canadian and European investors. We also produced investor packages for circulation and updated our website as part of our investor relations program.

Management Fees

Our management fee expenses increased slightly to $90,500 for the year ended November 30, 2007 from $87,000 for the year ended November 30, 2006, which reflected an increase in general and administrative activities of management and their involvement in the work towards completion of new option and joint-venture agreements and property acquisitions.

Office Expenses

Our office expenses, which include the purchase, lease and maintenance of office equipment and office supplies, increased to $142,571 for the year ended November 30, 2007 from $55,488 for the year ended November 30, 2006 due to increased administrative activities and use of office equipment and supplies.

Professional Fees

Our expenses for professional fees, which include accounting and legal fees, decreased slightly to $114,822 for the year ended November 30, 2007 from $147,051 for the year ended November 30, 2006 due to increased activity, filings and disclosure requirements.

Rent

Our rent payments increased to $43,378 for the year ended November 30, 2007 from $28,694 for the year ended November 30, 2006.

Stock-Based Compensation

Our stock-based compensation expenses decreased to $305,468 for the year ended November 30, 2007 from $536,753 for the year ended November 30, 2006 as a result of the decrease in issuance of stock options to our officers and directors consultants during the year ended November 30, 2007.

Travel

Our travel expenses increased to $49,448 for the year ended November 30, 2007 from $36,821 for the year ended November 30, 2006 due to increased travel of management to attend meetings, industry conventions and site visits to the properties.

Wages and Benefits

Our expenses for wages and benefits remained at $nil for the year ended November 30, 2007 due to the fact that we have no employees, but rather retain the services of independent contractors and consultants.

Interest Income

Our interest income is attributable to interest earned on our liquid investments, including cash and equivalents. Our interest income decreased to $378 for the year ended November 30, 2007 from $8,004 for the year ended November 30, 2006.

Year Ended November 30, 2006 versus Year Ended November 30, 2005

Income from Operations

We had no income from operations during the year ended November 30, 2006 or the year ended November 30, 2005 or the year ended November 30, 2004.

Net Loss

Our net loss for the year ended November 30, 2006 increased to $1,460,225 from $849,692 for the year ended November 30, 2005. The increase is due primarily to consulting fees of $243,080, stock-based compensation of $536,753, investor relations expenses of $263,396, advertising and communications expenses of $40,291, travel expenses of $36,821, office expenses of $55,488 and rent of $28,694 for the year ended November 30, 2006, as compared to consulting fees of $27,000, stock-based compensation of $384,518, investor relations expenses of $47,721, advertising and communications expenses of $24,331, travel expenses of $16,999, office expenses of $10,486 and rent of $14,000 for the year ended November 30, 2005. The reasons for these increased expenditures are provided in the discussion of these line items below.

Advertising and Communications

Our advertising and communications expenses increased to $40,291 from $24,331 for the year ended November 30, 2005 due to an increase in activity, our growing number of investors and marketing activities.

Consulting Fees

Our consulting fee expenses increased to $243,080 for the year ended November 30, 2006 from $27,000 for the year ended November 30, 2005 because we entered into several consulting agreements, including three financial consulting agreements that required monthly payments of $5,000 each, as well as a six-month financial consulting agreement that required a monthly payment of $6,000.

Filing and Transfer Agent Fees

Our expenses for filing and transfer agent fees decreased slightly to $31,423 for the year ended November 30, 2006 from $36,490 for the year ended November 30, 2005.

Investor Relations

Our investor relations expenses increased to $263,396 for the year ended November 30, 2006 from $47,721 for the year ended November 30, 2005 because we engaged the services of an investor relations consultant to implement investor relations programs and increase shareholder awareness. We also produced investor packages for circulation and created a website as part of our investor relations program.

Management Fees

Our management fee expenses increased slightly to $87,00 for the year ended November 30, 2006 from $86,000 for the year ended November 30, 2005.

Office Expenses

Our office expenses, which include the purchase, lease and maintenance of office equipment and office supplies, increased to $55,488 for the year ended November 30, 2006 from $10,486 for the year ended November 30, 2005 due to the leasing of large office equipment, including a photocopier and fax machine, the purchase of new office furniture, computer equipment and the need for additional office supplies.

Professional Fees

Our expenses for professional fees, which include accounting and legal fees, increased to $147,051 for the year ended November 30, 2006 from $90,961 for the year ended November 30, 2005 due to increased activity, filings and disclosure requirements.

Rent

Our rent payments increased to $28,694 for the year ended November 30, 2006 from $14,000 for the year ended November 30, 2005 due to moving to a larger office space.

Stock-Based Compensation

Our stock-based compensation expenses increased to $536,753 for the year ended November 30, 2006 from $384,518 for the year ended November 30, 2005 as a result of issuance of stock options to our officers and directors and certain consultants during the year ended November 30, 2006.

Travel

Our travel expenses increased to $36,821 for the year ended November 30, 2006 from $16,999 for the year ended November 30, 2005 due to increased travel of management to attend meetings, industry conventions and site visits to the properties.

Wages and Benefits

Our expenses for wages and benefits decreased to $nil for the year ended November 30, 2006 from $17,700 for the year ended November 30, 2005 due to the fact that we have no employees, but rather retain the services of independent contractors and consultants.

Interest Income

Our interest income is attributable to interest earned on our liquid investments, including cash and equivalents. Our interest income increased to $8,004 for the year ended November 30, 2006 from $4,756 for the year ended November 30, 2005.

B.               Liquidity and Capital Resources

Working Capital

Our working capital was $161,835 as at November 30, 2007, compared to a working capital deficiency of $224,486 at November 30, 2006. Cash totaled $448,401 as at November 30, 2007, an increase of $417,927 from $30,474 as of November 30, 2006.

During the year ended November 30, 2007, we received gross proceeds of $2,384,750 from the closing of three private placement financings, $302,660 from the exercise of 643,000 share purchase warrants and 166,627 stock options, $337,965 from the sale of marketable securities, and $200,000 from a lender towards the purchase of a diamond drill.

The cash inflows were offset by exploration expenditures totaling $762,600 in fiscal 2007, acquisition costs of $345,809 for the diamond drill, and cash utilized in operating activities of $1,696,914.

Our financial condition is contingent upon the results of continuing exploration and if feasible, development of its projects. We have historically relied upon equity financings to satisfy our capital requirements and will continue to depend heavily upon equity capital to finance its activities. There can be no assurance that we will be able to obtain the financing required in the future on acceptable terms. We anticipate that we will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options, warrants and/or the completion of other equity financings. We have limited financial resources, no source of operating income and no assurance that additional funding will be available to it for further exploration and development of its projects. Although we have been successful in the past in financing its activities through the sale of equity securities there can be no assurance that we will be able to obtain sufficient financing in the future to carry out exploration and development work on the Properties. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and exploration success. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success we have in creating revenues, cash flows or earnings.

In our opinion, we currently have sufficient working capital to meet our present requirements, however, we anticipate that we will require additional working capital for our future and ongoing requirements in order to continue our exploration programs and pay our operating expenses in 2008. We anticipate that this financing will be in the form of private placement equity financing. See the discussion below under this Section B. under the subheading “Requirement of Additional Equity Financing.”

Cash and Cash Equivalents

We had cash of $448,401 as at November 30, 2007, an increase of $417,927 from $30,474 as at November 30, 2006.

During the year ended November 30, 2007, the Company received gross proceeds of $2,384,750 from the closing of three private placement financings, $302,660 from the exercise of 643,000 share purchase warrants and 166,627 stock options, $337,965 from the sale of marketable securities, and $200,000 from a lender towards the purchase of a diamond drill.

The cash inflows were offset by exploration expenditures totalling $762,600 in fiscal 2007, acquisition costs of $345,809 for the diamond drill, and cash utilized in operating activities of $1,696,914.

It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable. Marketable securities are, by their nature, subject to market price and fluctuations. We value our marketable securities at the lower of cost and market.

Cash Used in Operating Activities

Cash used in our operating activities continues to increase as we expand our exploration projects. Cash used in operating activities increased to $1,696,914 for fiscal 2007 compared to $566,553 for fiscal 2006, and compared to $351,013 for fiscal 2005. We anticipate that cash used in operating activities will continue to increase as we pursue our exploration activities at the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project.

Cash Used in Investing Activities

We used $1,108,409 in investing activities during the year ended November 30, 2007, as compared to $1,844,416 in the year ended November 30, 2006, compared to $486,176 during the year ended November 30, 2005. The expenditures during 2007 are primarily attributable to $345,809 for exploration equipment, and in particular the purchase of a skid mounted Hydracore 2000 diamond drill. The expenditures during fiscal 2006 were primarily attributable to $1,829,306 in mineral property expenditures relating to exploration expenditures at the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. See Item 4, Section A, “History and Development of the Company—Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project.”

We anticipate that cash used in investing activities will increase during fiscal 2008 as we continue our work at the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project. We will also continue to explore potential opportunities for the acquisition of additional properties in 2008.

Cash Generated by Financing Activities

During the year ended November 30, 2007, we generated net proceeds of $2,400,165 from equity financing activities. On April 24, 2007, we completed a private placement for 2,801,430 units at a price of $0.35 per unit for total proceeds of $980,500. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.55 for a period of two years.

On October 15, 2007, we completed a private placement of 2,287,000 units at a price of $0.25 per unit for total proceeds of $571,750. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years.

On November 24, 2007, we completed a private placement of 3,370,000 units a price of $0.25 per unit for total proceeds of $842,500. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. Our total issuance costs associated with these transactions were $238,925.

In addition, we received $244,340 during the year ended November 30, 2007, upon the exercise of 643,000 warrants at a price of $0.38 in connection with the private placement of units as described in the following paragraph with respect to the year ended November 30, 2006.

During the year ended November 30, 2006, we generated net proceeds of $2,162,118 from equity financing activities. We completed a non-brokered private placement for 3,765,232 units at $0.30 per unit for total proceeds of $1,129,570. The units consisted of one common share and one share purchase warrant. 5,745,000 share purchase warrants were exercised for total proceeds of $1,142,750. Our total issuance costs associated with these transactions were $110,203.

During the year ended November 30, 2005, we generated net proceeds of $474,593 from equity financing activities. 2,797,000 share purchase warrants were exercised for total proceeds of $322,149. Our total issuance costs associated with this transaction were $21,556. In addition, we received $174,000 in December 2004 in connection with one of the private placements of units as described in the following paragraph with respect to the year ended November 30, 2004.

The purpose of the financings were to generate working capital and, particularly with respect to our financings in fiscal years 2005, 2006 and 2007, to provide financing for our mineral property acquisitions and exploration work on the properties.

Requirement of Additional Equity Financing

As described above, we are currently involved in exploration programs with respect to four exploration-stage projects—the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project. These projects involves drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, as well as financing and general management activities, and require significant funding, as described above in this Section B. under the subheading “Working Capital.”

We currently do not generate cash flow from operations to fund our activities and have therefore relied upon the issuance of equity securities for financing. We intend to continue relying upon the issuance of equity securities to finance our operations if required to the extent such instruments are issuable under terms acceptable to us. We anticipate that debt financing will not be a financing option available to us while we remain in the exploration stage.

Additional financing may also be available if the holders of our outstanding options and share purchase warrants determine to exercise these options and share purchase warrants. At June 16, 2008, we had approximately 2,983,373 stock options and 6,085,204 share purchase warrants outstanding. The exercise of these options and share purchase warrants is completely at the discretion of the holders. There is no assurance that any of these options or share purchase warrants will be exercised.

We do not have any arrangements in place for additional financing. Accordingly, there can be no assurance that we will be successful in our efforts to raise the required funds, if needed, or on terms that are satisfactory to us. We have not identified any further potential sources of long-term liquidity.

In addition, there can be no assurances that our actual costs will not exceed our planned expenditures. In the event that actual costs exceed planned expenditures, we will be required to obtain additional financing to continue our exploration efforts. There can be no assurances that we will be successful in our efforts to raise the required funds, if needed, or on terms that are satisfactory to us.

C.               Research and Development

We are a mineral exploration company with no producing properties and, as such, the information required by this item is inapplicable.

D.               Trend Information

Trends that we consider to be reasonably likely to have a material effect on our results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B of this Registration Statement. Further, we consider that our ability to raise additional financing in order to complete our exploration programs and the plan of operations for the Vianey Mine Silver Project, the Musgrove Creek Gold Project, Silver Mountain Project and the Silveria Project during our fiscal year 2007 and beyond will be impacted by prevailing prices for metals.

Results from drilling and mineralization estimates from these Projects indicate that they may have deposits of zinc, copper, lead, gold and silver. However, our Projects are in the exploration stage and we may never determine that these metals may be economically feasible to extract. The trading prices of these metals have been increasing for more than two years because of rising demand. The price of zinc averaged US$0.38/lb in 2003, US$0.48/lb in 2004 and US$0.62/lb in 2005. The price of copper averaged US$0.81/lb in 2003, US$1.30 in 2004 and US$1.59/lb in 2005. Lead prices averaged US$0.23/lb in 2003, US$0.40/lb in 2004 and US$0.43/lb in 2005. The price of gold averaged US$364/oz in 2003, US$410/oz in 2004 and US$445/oz in 2005. The price of silver averaged US$4.89/oz in 2003, US$6.69/oz in 2004 and US$7.32/oz in 2005.

We will require additional financing in order to continue our exploration programs during fiscal 2008 and beyond. We believe that declines in the prices of these metals will adversely impact our ability to obtain the necessary additional future financing.

As a natural resource exploration company, the interest in our stock, and our ability to raise financing and conduct work programs, is likely to be related to metals prices that, traditionally, have been cyclical in nature. If the global demand for metals and metal prices decrease, it could adversely impair our ability to raise financing and advance the exploration and development of the Vianey Mine Silver Project, the Musgrove Creek Gold Project, Silver Mountain Project and the Silveria Project.

E.               Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.               Tabular Disclosure of Contractual Obligations

The following table outlines our current contractual obligations as at November 30, 2007:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Long-term Debt Obligations	$NIL	$NIL	$NIL	$NIL
Capital (Finance) Lease Obligations	$NIL	$NIL	$NIL	$NIL
Operating Lease Obligations	$ 16,372	$ 16,372	$NIL	$NIL
Purchase Obligations	$NIL -	$NIL	$NIL	$NIL
Other Long-term Liabilities	$NIL	$NIL	$NIL	$NIL
	$ 16,372	$ 16,372	$ NIL	$NIL

G.               Safe Harbor

The safe harbor provided in section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934 shall apply to our statements pursuant to items 5.E and F of this registration statement.

ITEM 6               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles of Incorporation. We held our last regular annual meeting on May 13, 2008. All of our directors are residents of Canada, except for Peter Pollard who is resident in the United Kingdom.

As at the date of this registration statement, the following list provides the names of our directors and senior management:

Name (1)	Position	Position Held Since
Jatinder (Jack) Bal(2)	President, Chief Executive Officer and Director	November 12, 2003
Lorne Torhjelm	Chief Financial Officer and Secretary	May 13, 2005 and May 18, 2004
Robert C. Bryce(2)	Director	February 21, 2005
Clinton Sharples(2)	Director	October 19, 2005
Peter Pollard	Director	February 6, 2008

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

(2)	Member of Audit Committee.

The following is biographical information on each of the persons listed above:

Jatinder (Jack) Bal (President, Chief Executive Officer and Director): Jatinder (Jack) Bal has served as our President, Chief Executive Officer and Director since November 2003, and is responsible for all aspects of our general management. Mr. Bal has over 12 years of experience in the resource industry and public markets. Mr. Bal has served as President of Centerline Capital Corp., a private management company since November 2003. From March 2003 to May 2003, Mr. Bal served as Vice President of Electronic Settlement Services, Inc. From October 1988 until October 2002, Mr. Bal served as Vice President and Director of Appareo Software Inc., a software company that Mr. Bal helped to successfully guide to its CDNX listing in 2000 (Mr. Bal also served as Director of Appareo from January 2003 until December 2003). In addition, Mr. Bal served on the board of directors of Saintstar Ventures Inc., a capital pool company, from April 2003 until December 2005 and Eaglestar Ventures Inc., also a capital pool company from January 2006 to March 2007. Mr. Bal is currently a director of Upper Canyon Minerals Corp., Patriotstar Ventures Inc., Coltstar Ventures Inc. and CMC Metals Ltd., all of which are reporting issuers on the TSX Venture Exchange. Mr. Bal is also President and a director of Cascadia Energy Corp., a private US company in the business of acquiring and exploring oil and gas properties. Although Mr. Bal has other business interests, he devotes approximately 90% of his time to Journey.

Lorne Torhjelm (Chief Financial Officer and Secretary): Lorne Torhjelm has served as our Chief Financial Officer and Secretary since May 13, 2005 and May 18, 2004 respectively, and is responsible for overseeing all aspects of our finances. Mr. Torhjelm is a self-employed investment manager, and is currently Chief Financial Officer and Secretary of Upper Canyon Minerals Corp. and a Director of Panoro Minerals Ltd. In addition, Mr. Torhjelm is also Secretary and a director of Cascadia Energy Corp., a private US company in the business of acquiring and exploring oil and gas properties. Mr. Torhjelm was also President of RNJ Ventures Ltd. from January, 1989 to July, 2004. Mr. Torhjelm devotes approximately 40% of his time to Journey.

Robert C. Bryce (Director): Robert C. Bryce has served on our board of directors since February 2005. Since May 1996, Mr. Bryce has served as President and Director of Abitex Resources Ltd., a nickel exploration company based in Val d’Or, Quebec. From 1991 to 1994, Mr. Bryce was President of Mining Operations for Aur Resources Inc., where he was in charge of the construction and development of the 4,000 tonne-per-day Louvicourt base-metal mine in Quebec, and General Manager of BHP Billion’s 7,500 tonne-per-day Selbaie Mine in Quebec. Mr. Bryce currently serves as a Director for Western Wind Energy Corp. (since October 2000), Tagish Lake Gold Corp. (since November 2000), Kalahari Resources Inc. (since July 2003), Alexis Minerals Corp. (since September 2003) and Scorpio Mining Corp. (since May 2004).

Clinton Sharples (Director): Clinton Sharples has served on our board of directors since October 2005. Mr. Sharples has served as President of Paramount Pallet, Inc. since 2002; he was Controller and held various Vice President positions with Paramount Pallet from 1994 to 2002. In addition, Mr. Sharples has been a partner in FGI, Inc., a private investment company, since January 1999. Mr. Sharples has served as a Director of Modu-Loc Fence rentals, Thermal Energy International and the Canadian Pallet Council, since August 2005, December 2003 and January 2002, respectively.

Dr. Peter Pollard (Director): Dr. Pollard graduated with a BSc (Hons) in geology in 1979 and a PhD in 1985 from James Cook University, Townsville, Australia. Mr. Pollard is a Qualified Person (under NI 43-101 and JORC), a member of the Australian Institute of Mining and Metallurgy and a Fellow of the Society of Economic Geologists. Mr. Pollard has over 20 years experience as a consultant in project generation and evaluation, paragenesis and breccia interpretation, and gold petrology. He has consulted on some of the major porphyry copper-gold (Grasberg, Oyu Tolgoi, Escondida Norte) and iron-oxide copper-gold (Olympic Dam, Carajas district deposits, and Cloncurry district) deposits worldwide. Mr. Pollard also runs a series of exploration training courses, which have been presented in over 15 countries. He has significant experience with low and high sulphidation silver-gold epithermal systems, silver-base metal vein systems, gold-copper-molybdenum porphyry systems, iron-oxide copper-gold mineralization, sediment-hosted copper and gold systems, and tin, tungsten, tantalum and rare-earth element mineralization. Mr. Pollard also worked as a research scientist at James Cook University for approximately 13 years, studying intrusion-related hydrothermal systems, mainly in copper-gold, tin-tungsten and rare-metal systems. In addition, Mr. Pollard ran a major research project for the Australian Minerals Industry Research Association, studying iron-oxide copper-gold and Broken Hill-type lead-zinc-silver deposits in the Cloncurry district of Australia in the mid-1990’s. He has published over 60 papers in international journals and books. Mr. Pollard is currently an exploration-focused, geological consultant with Dr. Chris Wilson, supplying geologists to projects worldwide. Dr. Pollard is also currently a director of G4G Resources Ltd., a TSX Venture listed issuer; a director of Hunter Bay Minerals PLC; and a Director of Exploration Alliance Ltd., a company that provides exploration services to Journey.

B.               Compensation

We do not pay any salary, fees or other remuneration to any of our officers or directors other than share purchase options as described below and certain management fees to a company controlled by the President of the Company. During the year ended November 30, 2007, the Company paid management fees of $90,500 (2006 – $51,000) to Centerline Capital Corp., a company controlled by the President of the Company, for management and consulting services performed. Our board of directors, however, may decide to pay salary, fees or other remuneration to officers or directors at some time in the future in accordance with applicable securities laws and regulatory provisions.

Long-Term Incentive Plan Awards

We do not currently have a long-term incentive plan or any pension plans for our executive officers or employees, nor is any such plan contemplated.

Stock Options

We have a stock option plan that provides for the granting of incentive stock options up to a maximum of 10% of our issued and outstanding common shares. To date, we have issued stock options to directors, officers, employees and consultants. Terms of options granted are subject to determination and approval by our Board of Directors. All options are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange. Our stock option plan is more fully described in Item 6.E of this Registration Statement.

The stock options that we granted to our officers and directors during our fiscal year ended November 30, 2007 were as follows:

Option/SAR Grants During Our Fiscal Year ended November 30, 2007

Name and Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Officers and Directors in Fiscal Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Jatinder (Jack) Bal President, CEO and Director	150,000	100%	$0.40	$0.42	February 23, 2012
Lorne Torhjelm(1) CFO and Secretary	NIL	NIL	NIL	NIL	N/A
Robert C. Bryce(2) Director	NIL	NIL	NIL	NIL	N/A
Leonard De Melt(3) Director	NIL	NIL	NIL	NIL	N/A

(1)	Lorne Torhjelm holds options to purchase 100,000 common shares of Journey, which were granted on April 26, 2005 at $0.35, expiring April 26, 2010.

(2)	Robert Bryce holds options to purchase 200,000 common shares of Journey, which were granted on April 26, 2005 at $0.35, expiring April 26, 2010.

(3)

Leonard De Melt held options to purchase 200,000 common shares of Journey, which were granted on November 2, 2006 at $0.30, expiring November 2, 2011. Mr. De Melt exercised these 200,000 options on February 6, 2008.

Subsequent to November 30, 2007, we granted the following stock options to our officers and directors:

Option/SAR Grants Since the End of Our Fiscal Year Ended November 30, 2007

Name and Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Officers and Directors in Fiscal Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Jatinder (Jack) Bal President, CEO and Director	150,000	13%	$0.32	$0.36	February 1, 2013
Lorne Torhjelm(1) CFO and Secretary	NIL	N/A	NIL	NIL	N/A
Robert C. Bryce(2) Director	NIL	N/A	NIL	NIL	N/A
Clinton Sharples Director	200,000	17%	$0.32	$0.35	February 7, 2013
Leonard De Melt(3) Director	200,000	17%	$0.32	$0.35	February 7, 2013
Peter Pollard Director	300,000	26%	$0.32	$0.35	February 7, 2013
Chris Wilson VP Exploration	300,000	26%	$0.32	$0.35	February 7, 2013

(1)	Lorne Torhjelm holds options to purchase 100,000 common shares of Journey, which were granted on April 26, 2005 at $0.35, expiring April 26, 2010.

(2)	Robert Bryce holds options to purchase 200,000 common shares of Journey, which were granted on April 26, 2005 at $0.35, expiring April 26, 2010.

(3)

Leonard De Melt was granted options to purchase 200,000 common shares of Journey on February 7, 2008 at $0.32, expiring February 7, 2013. Mr. De Melt resigned as a Director on March 12, 2008 and his options expired unexercised on June 10, 2008.

The share options exercised by our officers and directors during our fiscal year ended November 30, 2007 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During Our Fiscal Year Ended November 30, 2007 and Fiscal Year-End Option/SAR Values

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options/SARs at November 30, 2007 ($) Exercisable/ Unexercisable(1)
Jatinder (Jack) Bal(2) President, CEO and Director	150,000	$7,500	150,000/Nil	Nil/Nil
Lorne Torhjelm CFO and Secretary	Nil	Nil	100,000/Nil	Nil/Nil
Robert C. Bryce Director	Nil	Nil	200,000/Nil	Nil/Nil
Clinton Sharples Director	Nil	Nil	200,000/Nil	Nil/Nil
Leonard De Melt Director	Nil	Nil	200,000/Nil	Nil/Nil

(1)

Value using the closing price of our common shares on the TSX Venture Exchange on November 30, 2007, being the last trading day of our shares for our fiscal year, of $0.25 per share. The options shown in this table were not in-the-money as of the financial year end.

(2)	Jatinder (Jack) Bal subsequently exercised 150,000 options on February 6, 2008.
(3)	Clinton Sharples subsequently exercised 200,000 options on February 7, 2008
(4)	Leonard De Meltr subsequently exercised 200,000 options on February 7, 2008

C.               Board Practices

Our Directors have served in their respective capacities since their election appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with our Articles of Incorporation. Our directors are not entitled to any termination benefits upon early termination of their directorships.

Committees of the Board of Directors

The Board has appointed an Audit Committee but has not established any other committees to date.

The Board has adopted a charter for the Audit Committee in accordance with Multilateral Instrument 52-110, the Canadian regulatory policy regarding audit committees. The Audit Committee follows this charter in carrying out its audit and financial review functions. The text of the audit committee is attached as an Exhibit to this Registration Statement and is also available with our filings on www.SEDAR.com.

The Audit Committee reviews all of our financial statements prior to their publication, reviews audits, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets both separately with auditors (without management present) as well as with management present to discuss the various aspects of our financial statements.

Our Audit Committee is currently comprised of Jatinder (Jack) Bal, Clint Sharples and Robert C. Bryce. Mr. Bryce and Mr. Sharples are independent as defined in Multilateral Instrument 52-110 Audit Committees, the Canadian regulatory policy respecting audit committees. Mr. Bal is not independent as he is the President and Chief Executive Officer of the Company. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets each quarter.

D.               Employees

We have three independent contractors that work in our head office in Vancouver, British Columbia, performing administrative, legal, property management and management services. We do not have any current plans to make additional hires at this time, but we may make hires from time to time on an as-needed basis. During our fiscal years 2007, 2006, and 2005, we had an average of four, four and three independent contractors, respectively.

E.               Share Ownership

The shareholdings of our officers and directors are set forth below as at June 16, 2008.

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned
Jatinder (Jack) Bal President, CEO and Director	1,543,500	6.7%
Lorne Torhjelm CFO and Secretary	643,744	2.8%
Chris Wilson VP Exploration	NIL	NIL
Robert C. Bryce Director	10,000	0%
Clinton Sharples Director	93,000	0.04%
Peter Pollard Director	NIL	NIL
Total:	2,290,244	9.54%

Details of the stock options held by our officers and directors as of June 16, 2008 are as follows:

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Jatinder (Jack) Bal President, CEO and Director	February 23, 2007	February 23, 2012	$0.40	150,000

	February 1, 2008	February 1, 2013	$0.32	150,000

Lorne Torhjelm CFO and Secretary	April 26, 2005	April 26, 2010	$0.35	100,000

Chris Wilson VP Exploration	February 7, 2008	February 7, 2013	$0.32	300,000

Clinton Sharples Director	February 7, 2008	February 7, 2013	$0.32	200,000

Peter Pollard Director	February 7, 2008	February 7, 2013	$0.32	300,000

Robert C. Bryce Director	April 26, 2005	April 26, 2010	$0.35	200,000

Total				1,400,000

Each option may be exercised for one of our common shares at the exercise price.

As of June 16, 2008, our directors and officers as a group (the six persons listed above) owned or controlled an aggregate of 2,290,224 (or 6%) of our issued and outstanding shares, or 3,690,244 shares (or %9.7) on a diluted basis.

Stock Option Plan

We are currently listed on the TSX Venture Exchange. The TSX Venture Exchange requires that each company listed on the exchange have a stock option plan if the company intends to grant options. In order to comply with TSX Venture Exchange policy, and to provide incentive to directors, officers, employees, management and others who provide services to us to act in our best interests, our shareholders adopted a Stock Option Plan (the “Plan”) in 2006. Under TSX Venture Exchange policy, the continuation of the Plan requires annual shareholder approval at our annual meetings by ordinary resolution. Our shareholders approved the continuation of the Plan in 2007, and our shareholders most recently approved the Plan at the Annual General Meeting held on May 13, 2007.

Under the Plan, a maximum of 10% of our issued and outstanding common shares at the time an option is granted less common shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of our Board of Directors to eligible optionees. This type of Plan is called a “rolling” plan. All options are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

Pursuant to the Plan, options granted to Directors, Officers, Employees and Consultants retained by the Company for a period of more than six months at the time the option is granted will be subject to vesting provisions. 1/3 of the total number of options granted will vest six months after the date of grant, a further 1/3 will vest one year after the date of grant and the remaining 1/3 will vest eighteen months after the date of grant. Options granted to an Employee or a Consultant who has been employed or retained by the Company for a period of less than six months at the time the option is granted will vest 1/3 of the total number of options one year after the date of grant; a further 1/3 will vest eighteen months after the date of grant and the remaining 1/3 will vest two years after the date of grant.

As of November 30, 2007, we had 2,583,373 options outstanding. As of June 16, 2008, we had 2,983,373 options outstanding.

ITEM 7               MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Geographic Breakdown of Shareholders

As of June 16, 2008, our shareholder register indicates that our common shares are held as follows:

		Percentage of	Number of registered
Location	Number of shares	total shares	shareholders of record
United States	837,028	2.2%	9
Canada	36,303,818	95.3%	23
Other	953,341	2.5%	4
Total:	38,094,187	100.0%	36

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Pacific Corporate Trust Company, located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to us which, at a subsequent date, may result in a change in control of Journey.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, “insiders” (generally officers, directors and holders of 10% or more of our shares) are required to file insider reports of changes in their ownership in the first ten days of the month following a trade in our securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver,

British Columbia V7Y 1L2 (telephone (604) 899-6500) or at the British Columbia Securities Commission website (www.bcsc.bc.ca). Since 2002, in British Columbia all insider reports must be filed electronically ten days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.               Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors during each of the years ended November 30, 2007, 2006 and 2005 and during the period from November 30, 2007 to the date hereof except as follows:

a)

During the year ended November 30, 2007, the Company paid management fees of $90,500 (2006 – $51,000; 2005 – $42,000) to a company controlled by the President of the Company, Centerline Capital Corp. for management and consulting services performed. We expect to continue to make future payments to Centerline for management fees. The payment for such management services was made on terms that would likely be obtainable from unrelated third parties.

b)

During the year ended November 30, 2007, the Company charged a fee of $15,000 (2006 – $Nil; 2005 – $Nil) to Tech Solutions Capital Corp., a related company with a common director, Jatinder (Jack) Bal, for administrative and office support. We expect to continue to charge Tech Solutions Capital Corp. for any administrative and office support we provide. Subsequent to year-end, Tech Solutions Capital Corp. changed its name to Upper Canyon Minerals Corp.

c)

During the year ended November 30, 2006, a short term loan of $10,000 (2005 – $Nil) was advanced to a related company, Cascadia Energy Corp., with directors and officers in common. Jatinder Bal, the President of the Company, and Lorne Torhjelm, our Chief Financial Officer, are also directors and officers of Cascadia Energy Corp. The loan was unsecured, beared no interest, and had no specified terms for repayment. This loan was made on terms that would likely be unobtainable from unrelated third parties. This loan was advanced to Cascadia for general working capital purposes. The loan was advanced to Cascadia on September 20, 2006 and repaid on January 15, 2007. We do not expect to make future loans to Cascadia Energy Corp.

d)

As of November 30, 2006, an amount of $8,203 (2005 – $6,815) was due from the President of the Company for legal and other fees paid by the Company. The amounts were unsecured, beared no interest and had no specified terms of repayment. This loan was made on terms that would likely be unobtainable from unrelated third parties. The amount of $6,815 was advanced to the President on October 15, 2005 and $1,388 was advance on November 7, 2006. The total amount of $8,203 was repaid on January 15, 2007. The Company does not expect to make future loans to the President of the Company.

e)

As of November 30, 2006, an amount of $139,000 (2005 – $Nil) was due from the President of the Company for share purchase warrants exercised during the year ended November 30, 2006. This loan was made on terms that would likely be unobtainable from unrelated third parties. The loan was advance on November 19, 2006 and repaid in full on March 15, 2007. The Company does not expect to make future loans to the President of the Company by way of exercising share purchase warrants.

f)

During the year ended November 30, 2006, the Company paid management fees of $36,000 (2005 – $44,000) to a company controlled by the brother of the President of the Company, 688435 B.C. Ltd., for management and consulting services performed, and a finder’s fee of $7,600 (2005 – $Nil) in connection with the private placement completed in fiscal 2006. Services provided to the Company by 688435 B.C. Ltd. included managing and assisting with property acquisitions and raising capital for the Company through private placement financings. The payment for management services was made on terms that would likely be obtainable from unrelated third parties. The Company does not expect to make any future payments for such management services, as 688435 B.C. Ltd. is no longer providing management services to the Company.

g)

During the year ended November 30, 2006, the Company paid rent, telephone and secretarial services of $Nil (2005 – $28,000) to a company which is 50% owned by the President of the Company, 488732 B.C. Ltd.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

For a description of our policies regarding the approval of transactions with related parties please see Item 10, Section B. under the heading “Directors - Director’s power to vote on a proposal, arrangement or contract in which the director is interested.”

C.               Interests of Experts and Counsel

Not applicable.

ITEM 8               FINANCIAL INFORMATION

A.               Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

Pursuant to a May 31, 2006 option agreement that we entered into with Trio Gold Corp. (“Trio”), we will be deemed to have earned a 50% interest in and to Trio’s interest in the Empire Mine Project upon our expenditure of US$1,500,000 for exploration on the property by August 31, 2007. Trio’s interest in the Empire Mine Project, in turn, is governed by an agreement (the “2004 Trio/Sultana Agreement”) dated March 17, 2004 (as amended June 30, 2004) between Trio and Sultana Resources LLC (“Sultana”), under which Trio has the right to acquire a 100% operating interest in the Empire Mine Project upon satisfaction of certain conditions. See Item 4, Section D, “Property, Plants and Equipment—The Empire Mine Project—Journey’s Interest.”

In June 2006 Sultana served Trio with a notice claiming breach of the 2004 Trio/Sultana Agreement. Sultana claims that Trio failed to complete a bankable feasibility study by December 31, 2005 as required under the agreement, and therefore, should assign the Empire Mine Property back to Sultana. In July 2006, Trio filed an answer and counterclaim to Sultana’s claim.

Subsequently, we entered into a settlement agreement with Trio, the underlying owners, Sultana and Zico LLC (“Zico”) with regard to our leasehold interest in the Empire Mine property. Pursuant to the settlement agreement, Zico has agreed to pay us a total cash amount of CDN$1,000,000 on or before July 3, 2008 in consideration for a the 100% leasehold interest in the Property held by Journey and Trio. We have agreed to pay Trio a total of CDN$100,000 of the CDN$1,000,000 for its interest in the Property. The payment obligations by Zico are subject to a 120 day satisfactory due diligence period, during which Zico shall conduct due diligence on the work product on the property to date. In the event that satisfactory due diligence is completed and Zico delivers payment to us in the amount of CDN$1,000,000, the pending litigation on the property will be dismissed and be deemed fully and finally settled, and Journey and Trio will release any claim of interest in and to the Empire Mine property.

There can be no assurance, however, that Zico will be satisfied with the results of their due diligence and make payment of CDN$1,000,000 in consideration for our interest in the Empire property.

Dividends

We have not paid any dividends on any of our shares since incorporation. We do not currently have any intention of paying dividends. Our future dividend policy will be determined by our board of directors on the basis of earnings, financial requirements and other relevant factors.

B.               Significant Changes

WE HAVE NOT EXPERIENCED ANY SIGNIFICANT CHANGES SINCE THE DATE OF THE FINANCIAL STATEMENTS INCLUDED WITH THIS REGISTRATION STATEMENT EXCEPT AS DISCLOSED IN THIS REGISTRATION STATEMENT.

ITEM 9               THE OFFER AND LISTING

We have only one class of shares authorized, namely, common shares without par value. There are an unlimited number of shares authorized. All shares are initially issued in registered form. There are no restrictions on the transferability of the shares imposed by our constituting documents.

A.               Offer and Listing Details

Trading Markets

Our common shares are traded on the TSX Venture Exchange under the symbol “JNY”. We were listed on the Frankfurt Stock Exchange on November 28, 2006 under the symbol “JL4”, and were listed for quotation on the OTC Bulletin Board under the symbol “JNYRF”. The following table shows the progression in high and low trading prices of our common shares on the TSX Venture Exchange for the periods listed.

	High	Low
	(CDN$)	(CDN$)

Annual (fiscal year)

2007	$0.39	$0.31

2006	$0.48	$0.23

2005	$0.45	$0.16

	High	Low
	(CDN$)	(CDN$)

Quarterly

Fiscal 2007

Forth Quarter (Sept. 1, 2007 – Nov. 30, 2007)	$0.28	$0.23

Third Quarter (June 1, 2007 – Aug. 31, 2007)	$0.35	$0.27

Second Quarter (March 1 – May 31, 2007)	$0.41	$0.32

First Quarter (Dec. 1, 2006 – Feb. 28, 2007)	$0.47	$0.39

Fiscal 2006

Fourth Quarter (Sept. 1 – Nov. 30, 2006)	$0.48	$0.26

Third Quarter (June 1 – Aug. 31, 2006)	$0.33	$0.23

Second Quarter (March 1 – May 31, 2006)	$0.42	$0.28

First Quarter (Dec. 1, 2005-Feb. 28, 2006)	$0.39	$0.28

Fiscal 2005

Fourth Quarter (Sept. 1 – Nov. 30, 2005)	$0.45	$0.29

Third Quarter (June 1 – Aug. 31, 2005)	$0.26	$0.16

Second Quarter (March 1 – May 31, 2005)	$0.35	$0.24

First Quarter (Dec. 1, 2004-Feb. 28, 2005)	$0.39	$0.18

Monthly

December 2007	$0.32	$0.23

November 2007	$0.31	$0.23

October 2007	$0.26	$0.22

September 2007	$0.28	$0.23

August 2007	$0.31	$0.23

July 2007	$0.37	$0.23

B.               Plan of Distribution

Not applicable.

C.               Markets

Our common shares have traded in Canada on the TSX Venture Exchange since September 26, 2000. In addition, our common shares have traded on the Frankfurt Stock Exchange since November 28, 2006 and we are listed on the OTC Bulletin Board.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.               Expenses of the Issue

Not applicable.

ITEM 10               ADDITIONAL INFORMATION

A.               Share Capital

Our share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 38,094,187 common shares without par value were issued and outstanding as fully paid and non-assessable as of June 16, 2008. By special resolution dated February 9, 2004 and approved by our shareholders, the TSX Venture Exchange and the British Columbia Registrar of Companies, our issued share capital was consolidated on a 10:1 basis. The stock consolidation has been reflected in the attached consolidated financial statements, and all applicable references as to the number of shares and per share information have been restated. All of our common shares rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Shareholders approved amendments to our authorized share capital at the May 2005 annual general meeting. Our authorized share capital was increased to an unlimited number of common shares from 100,000,000 common shares. The accompanying audited consolidated financial statements provide details of all of our share issuances and the issue price per share since November 30, 2006. None of our shares are held by us or on behalf of us. A summary of our outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

Our outstanding common share purchase warrants as at November 30, 2007 are as follows:

Number of Share Purchase Warrants

Balance				Balance	Exercise
November 30,				November 30,	Price
2006	Issued	Exercised	Expired	2007	$	Expiry Date

2,536,666	2,536,666	643,000	-	1,893,666	0.38	January 13, 2008
1,228,566	1,228,566			1,228,566	0.38	March 21, 2008
-	-	-	-	2,973,544	0.55	April 24,2009
-	-	-	-	1,272,150	0.35	October 15,2009
-	-	-	-	1,839,600	0.35	November 24,2009

3,765,232	3,765,232	(643,000)		9,207,436

Our outstanding common share purchase warrants as at June 16, 2008 are as follows:

Expiry	Exercise	At June
date	Price	16, 2008
April 24, 2009	0.55	2,973,544
October 15, 2009	0.35	1,272,060
November 23, 2009	0.35	1,839,600
	0.45	6,085,204

Management and Employee Incentive Options

The following table shows our outstanding options as at November 30, 2007. Another 1,000,000 options were granted between November 30, 2007 and June 16, 2008, details of which are provided in Item 6E of this Registration Statement.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (CDN$)	Expiration Date
		November 30, 2007	November 30, 2006
Directors:
Jatinder (Jack) Bal	NIL	150,000	300,000	$0.35	April 26, 2010
	150,000	150,000		$0.40	February 23, 2012
Lorne Torhjelm	NIL	100,000	100,000	$0.35	April 26, 2010
William H. Bird (1)	NIL	NIL	NIL	$0.35	October 14, 2006 (1)
Robert C. Bryce	NIL	200,000	200,000	$0.35	April 26, 2010
Clinton Sharples	NIL	200,000	200,000	$0.30	October 14, 2010
Robert Garnett (2)	NIL	NIL	NIL	$0.35	April 26, 2010(2)
Donald Gee (3)	NIL	200,000	200,000	$0.30	September 15, 2011(3)
Leonard De Melt	NIL	200,000	200,000	$0.30	November 2, 2011
Consultants:
688435 B.C. Ltd.	NIL	200,000	200,000	$0.30	April 3, 2011
In Controlle, LLC(4)	NIL	NIL	100,000	$0.30	April 3, 2011(4)
In Controlle, LLC(4)	NIL	NIL	100,000	$0.30	September 8, 2011(4)
Al McLellan	NIL	50,000	50,000	$0.30	April 3, 2011
Shawn Ruddy	NIL	50,000	50,000	$0.30	April 3, 2011
Noble House Capital Corp.	NIL	200,000	200,000	$0.30	October 24, 2011
D. Stewart Armstrong	NIL	83,373	100,000	$0.35	November 8, 2011
CHW Consulting Inc.	NIL	100,000	100,000	$0.40	November 30, 2011
Bearbeech Capital Partners (5)	NIL	NIL	NIL	$0.30	July 5, 2006 (5)
3 Oaks Investments (6)	NIL	NIL	NIL	$0.30	October 14, 2010(6)
0779092 B.C. Ltd. (7)	150,000	NIL	NIL	$0.40	February 23, 2012(7)
First Canadian Capital Corp. (8)	200,000	NIL	NIL	$0.35	April 23, 2012(8)
Small Cap Invest Ltd.	250,000	250,000	NIL	$0.35	May 9, 2009
Derek (Xi Zheng) Dong	200,000	200,000	NIL	$0.30	November 13, 2012
Andrew Prowse	100,000	100,000	NIL	$0.30	November 13, 2012
Michelle Larmer	100,000	100,000	NIL	$0.30	November 13, 2012
Patricia Robertson	50,000	50,000	NIL	$0.30	November 13, 2012
Totals	1200,000	2,583,373	2,100,000	–	–

(1)	Mr. Bird resigned as a director in September 2006.

(2)	Robert Garnett ceased to be a Director of the Company on May 13, 2005.

(3)	Donald Gee ceased to be a Director of the Company on September 17, 2007.

(4)	Consulting agreement with In Controlle, LLC was terminated on July 2, 2007.

(5)	Consulting agreement with Bearbeech Capital Partners was terminated in April 2006.

(6)	Consulting agreement with 3 Oaks Investments was terminated in August 2006

(7)	Consulting agreement with 07790992 B.C. Ltd was terminates in May, 2007

(8)	Consulting agreement with First Canadian Capital Corp. was terminated on July 7, 2007

The following table shows our outstanding options as at June 16, 2008:

	Exercise
Expiry date	price	Number

May 9, 2009	$0.35	250,000
April 26, 2010	$0.35	300,000
April 3, 2011	$0.30	100,000
October 24, 2011	$0.30	200,000
November 8, 2011	$0.35	83,373
November 30, 2011	$0.40	100,000
February 23, 2012	$0.40	150,000
November 13, 2012	$0.30	450,000
December 10, 2012	$0.30	50,000
February 1, 2013	$0.32	900,000
February 7, 2013	$0.32	400,000

Total	-	2,983,373

Other than stock options there are no arrangements with our employees to allow them to participate in our capital.

History of Share Capital

A summary of the changes to our share capital over the last three fiscal years are as follows:

	Number of	Amount
	Common Shares	$

Balance, November 30, 2004	10,093,898	3,214,130

Issued During the Year
For Cash
Exercise of Share Purchase Warrants	2,797,000	322,149
For Acquisition of Subsidiary	900,000	360,000
For Mineral Property – Musgrove Project	400,000	130,000

Share Issue Costs	-	(21,556)

Balance, November 30, 2005	14,190,898	4,004,723

Issued During the Year
For Cash
Private Placement	3,765,232	1,129,570
Exercise of Share Purchase Warrants	5,745,000	1,311,750
For Mineral Properties
Empire Project	900,000	261,000
Vianey Project	100,000	30,000

Finder’s Fees and Share Issue Costs	-	(110,203)

Balance, November 30, 2006	24,701,130	6,626,840

Issued During the Year
For Cash
Private Placements	8,458,430	2,394,750
Exercise of Warrants	643,000	244,340
Exercise of Options	166,627	58,320
For Mineral Properties
Musgrove Property	75,000	27,000
Vianey Property	500,000	185,000
Silver Mountain Property	2,700,000	675,000
Finder’s Fees and Share Issue Costs	-	(238,925)
Fair Value of Options Exercised	-	57,266

Balance, November 30, 2007	37,244,187	10,029,591

Fully Diluted Share Capital

A summary of our diluted share capital is as follows:

June 16, 2008

Issued	38,094,187
Options outstanding	2,983,373

Warrants outstanding	6,085,294
Fully diluted share position	47,162,854

B.               Memorandum and Articles of Association

We incorporated on March 29, 2000 as Access West Capital Corporation (“Access”) pursuant to the Company Act (British Columbia) under Corporation No. BC0604327. Subsequent to incorporation, we changed our name to Journey Unlimited Omni Brand Corporation. On November 4, 2005, we changed our name to Journey Resources Corp. Our corporate constituting documents are comprised of our Articles of Association (“Articles”) and Memorandum of Incorporation (“Memorandum”). A copy of our Articles and Memorandum are filed with this Initial Registration Statement on Form 20-F as exhibits. (See Item 19).

The Business Corporations Act (British Columbia) was adopted in British Columbia in March 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. We had until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing our charter documents into conformity with the Business Corporations Act. As part of our transition, we filed a Notice of Articles with the British Columbia Registrar of Companies on April 18, 2005.

Under the Business Corporations Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to us:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, our board of directors proposed removal of the Pre-existing Company Provisions in connection with our adoption of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of our shareholders, present in person or by proxy. This approval of our shareholders by special resolution was obtained at the annual general meeting of our shareholders held on May 13, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to our Articles with the British Columbia Registrar of Companies on November 4, 2005. Our shareholders also approved by special resolution the adoption of a new form of Articles (the “Articles”). We adopted the Articles with a view to updating our charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on November 4, 2005.

The following is a summary of certain material provisions of (i) our Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) our new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act applicable to us:

1.               Objects and Purposes

Our Memorandum and Articles are registered with the British Columbia Registrar of Companies , incorporation number BC0604327. Our Memorandum and Articles do not specify objects or purposes. We are entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.               Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;
2.	the company has entered, or proposes to enter, into the contract or transaction, and
3.	either of the following applies to the director:
	a.	the director has a material interest in the contract or transaction;
	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a.	applied to the company on or after the date on which the situation arose; and
b.	is comparable in scope and intent to the provisions of the Business Corporations Act;
2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;
4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or
5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;
3.

the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under our Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which we have entered or propose to enter:

1.	is liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with us either with regard to the holding of any office or place of profit the director holds with us or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of us in which a director is in any way interested is liable to be voided for that reason

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of ours or of an affiliate of ours.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on our behalf:

1.	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.

issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of ours or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of ours.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Memorandum or our Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any of our shares in order to qualify as directors.

3.               Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. The Business Corporations Act provides that no dividend may be paid if we are, or would thereby become, insolvent.

Voting Rights

Each of our shares is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among our directors. There are no cumulative voting rights applicable to us. Directors are elected and appointed by way of ordinary resolution, which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings.

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any of our net profit or loss and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

We have no redeemable securities authorized or issued.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to us which provide a right to any person to participate in offerings of our equity or other securities.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.               Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Our Articles provide that, subject to the Business Corporations Act and any regulatory or stock exchange requirements applicable to us, we may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of our unissued, or fully paid issued, shares;

(d)	if we are authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of our unissued, or fully paid issued, shares with par value into shares without par value or any of our unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of our shares; or

(g)	otherwise alter our shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. Our Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company’s assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.               Meetings of Shareholders

Our Articles provide that we must hold our annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by our directors. Shareholders meetings are governed by our Articles but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. Our Articles provide that we will provide at least 21 days’ advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.               Rights to Own Securities

There are no limitations under our Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.               Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Our Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control. We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. We do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in our material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

8.               Ownership Threshold Requiring Public Disclosure

Our Articles do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under British Columbia corporate law to report ownership of our shares but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.               Differences in Law between the US and British Columbia

The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia (a 10% threshold) than the United States where U.S. securities law prescribes a 5% threshold for ownership disclosure. Other differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.               Changes in the Capital of the Company

There are no conditions imposed by our Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.               Material Contracts

The material contracts to which we are a party which were entered into during the last two years are as follows:

1.               Option Agreement with Wits Basin Precious Minerals, Inc. dated June 28, 2006 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

2.               Drilling Services Agreement with Minerales Jazz S.A. de C.V. and CanMex Diamond Drill S.A. de C.V. dated September 20, 2006 whereby CanMex agreed to provide certain drilling services in relation to the Vianey Mine Silver Project. Pursuant to the terms of this agreement, we paid CanMex an advance of US$105,000. We have also agreed to pay CanMex USD$10,000 for mobilization and demobilization, and to pay CanMex for drilling services at a basic fee of US$105 per meter with a US$90 per hour standby fee if CanMex is requested to standby and wait or if it must wait for the availability of water. Certain other survey tests, if required, will be charged to us at a cost of US$60 per hour. In addition, we will be charged for materials at cost plus 15% (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

3.               Assignment Agreement with Wave Exploration Corp. dated January 3, 2006 in relation to the Musgrove Creek Gold Project, whereby Wave Exploration Corp. assigned is lease to certain mineral claims to us upon exercise of our option under the Option Agreement set forth in numbered paragraph 5 immediately above (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

4.               Option Agreement with Trio Gold Corp. dated May 31, 2006 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

5.               Letter of Intent with Cia Minera Dorosa, S.A. de C.V. dated November 4, 2005, to acquire 100% of the undivided interest in four mining concessions in Mexico. We paid US$80,000 upon signing the Letter of Intent. We have decided not to pursue this and have written off our costs associated with this agreement (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

6.               An amended mineral claim option agreement dated May 23, 2007 with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc., whereby we expedited our obligations and made a final payment to earn a 100% right, title and interest in the Musgrove Creek Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

7.               A mineral claim purchase agreement with Marlene Lamilla dated October 18, 2007, whereby we purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Lima, Peru through our wholly owned Peruvian subsidiary, Minera Journey Resources SAC, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

8.               An option and joint venture agreement dated February 5, 2008 with Grenville Gold Corporation and its Canadian and Peruvian Subsidiary, whereby we may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

9.               An amended option and joint venture agreement dated March 17, 2008 with Grenville Gold Corporation and its Canadian and Peruvian Subsidiary, whereby we may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

10.               Settlement Agreement with Trio Gold Corp., the underlying owners, Sultana Resources LLC and Zico LLC dated February 26, 2008 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

11.               Stock Option Plan dated May 13, 2005, which is substantially similar to our Stock Option Plan discussed in numbered paragraph 12 immediately below (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

12.               Stock Option Plan dated April 7, 2006 and approved for continuation by our shareholders on May 13, 2007, as discussed in Item 6.E. of this Registration Statement under the heading “Stock Option Plan” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007).

D.               Exchange Controls

We are incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of our common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in our common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds CDN$250 million. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our common shares. The acquisition of less than a majority but one-third or more of such common shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of our common shares.

The foregoing assumes we will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to our common shares would be exempt from the Investment Act, including:

(a)	an acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our common shares, remained unchanged.

E.               Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds our common shares as capital property and does not use or hold our common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) our common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder with special tax status or to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that our common shares will remain listed on a “designated stock exchange” as defined for purposes of the Tax Act, that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary of Canadian federal income tax considerations is not comprehensive, and also does not take into account Canadian provincial, U.S. federal, state or other foreign income tax considerations, all of which may differ significantly from those described below. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All holders should consult with their own tax advisors regarding the tax considerations applicable to their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by us will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder who can verify that the holder qualifies for benefits under the Treaty is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of any of our common shares in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. Provided that our common shares remain listed on a “designated stock exchange” as defined for purposes of the Tax Act (for this purpose, TSX-V tier 2 currently qualifies), a common share will not be taxable Canadian property to a U.S. Holder unless, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (alone or together) owned 25% or more of our issued shares of any class or series, and in certain other circumstances. If our shares constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain (and, in certain circumstances, to special Canadian tax compliance procedures).

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, may be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. We consider that the value of our common shares is not currently derived principally from real property situated in Canada. A U.S. Holder to whom Treaty considerations may be relevant should consult with the holder’s own tax advisors in this regard and in respect of any related Canadian compliance procedures.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed US$200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company,” as defined below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We appear to have been a PFIC for the fiscal year ended November 30, 2006, and at least certain prior fiscal years. In addition, we expect to qualify as a PFIC for the fiscal year ending November 30, 2007 and we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each of our U.S. Holders who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat us as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of ours in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Journey common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Journey common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Journey common shares and all excess distributions on his Journey common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Journey (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of his or its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (“United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Journey attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.               Dividends and Paying Agents

Not applicable.

G.               Statement by Experts

Included with this Registration Statement as Exhibits are the following consents with respect the inclusion of, or reference to, their reports in this Registration Statement:

1.

Consent of our auditors, Watson Dauphinee & Masuch, Chartered Accountants, to the inclusion of their auditors’ report dated February 12, 2008 (except as to Note 15 which is as of March 17, 2008) on our consolidated financial statements for the years ended November 30, 2007, 2006 and 2005.

2.	Consents of David K. Makepeace, P.Eng. and Michael A. McClave, L.P. Geo. on the Musgrove Creek Technical Report referred to in Item 4.D.

3.	Consent of Rodney A. Blakestad, J.D., C.P.G. on the 2005 Vianey Technical Report referred to in Item 4.D.

H.               Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at our offices, Suite 407 – 808 Nelson Street, Vancouver, British Columbia V6Z 2H2 or you may request them by calling our office at 604-633-2442. Copies of our consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.               Subsidiary Information

Not applicable.

ITEM 11               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.               Debt Securities.

Not applicable.

B.               Warrants and Rights.

At June 16, 2008, we had the following warrants outstanding:

Expiry date	Exercise Price	At June 16, 2008
April 24, 2009	0.55	2,973,544
October 15, 2009	0.35	1,272,060
November 23, 2009	0.35	1,839,600
	0.45	6,085204

Each warrant is exercisable for one of our common shares.

C.               Other Securities

Not applicable.

D.               American Depositary Shares

Not applicable.

PART II

ITEM 13               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15               CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A            AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

ITEM 16B             CODE OF ETHICS

Not applicable.

ITEM 16C             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E             PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17               FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Audited Consolidated Financial Statements of Journey Resources Corp. for the fiscal years ended November 30, 2007, 2006 and 2005, comprised of the following:

	(a)	Management’s Responsibility for Financial Reporting;

(b)

Auditor’s Report of Watson Dauphinee & Masuch, Chartered Accountants, on the Consolidated Balance Sheets as at November 30, 2007, 2006 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years ended November 30, 2007, 2006 and 2005;

	(c)	Comments by Auditors for U.S. Readers on Canada—U.S. Reporting Difference;

	(d)	Consolidated Balance Sheets as at November 30, 2007 and 2006;

	(e)	Consolidated Statements of Operations and Deficit for the years ended November 30, 2007, 2006 and 2005;

	(f)	Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss for the years ended November 30, 2007, 2006 and 2005;

	(g)	Consolidated Statements of Cash Flows for the years ended November 30, 2007, 2006 and 2005;

	(h)	Notes to the Consolidated Financial Statements.

ITEM 18               FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19               EXHIBITS

The following exhibits are included in this Initial Registration Statement on Form 20-F:

Exhibit
Number	Description

1.	1) Certificate of Incorporation and the Articles of Incorporation of the Company (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

2) Notice of Articles and Notice of Alteration as filed with the British Columbia Registrar of Companies (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

3) Audit Committee of the Board of Directors Charter, as discussed in Item 6.C of this Registration Statement under the heading “Board Practices - Committees of the Board of Directors” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

4.	Material contracts to which we are a party which were entered into during the last two years:

1) Option Agreement with Wits Basin Precious Minerals, Inc. dated June 28, 2006 in relation to the Vianey Mine Silver Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

2) Drilling Services Agreement with Minerales Jazz S.A. de C.V. and CanMex Diamond Drill S.A. de C.V. dated September 20, 2006 whereby CanMex agreed to provide certain drilling services in relation to the Vianey Mine Silver Project. Pursuant to the terms of this agreement, we paid CanMex an advance of US$105,000. We have also agreed to pay CanMex USD$10,000 for mobilization and demobilization, and to pay CanMex for drilling services at a basic fee of US$105 per meter with a US$90 per hour standby fee if CanMex is requested to standby and wait or if it must wait for the availability of water. Certain other survey tests, if required, will be charged to us at a cost of US$60 per hour. In addition, we will be charged for materials at cost plus 15% (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

3) Assignment Agreement with Wave Exploration Corp. dated January 3, 2006 in relation to the Musgrove Creek Gold Project, whereby Wave Exploration Corp. assigned is lease to certain mineral claims to us upon exercise of our option under the Option Agreement as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

4) Option Agreement with Trio Gold Corp. dated May 31, 2006 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

5) Joint Venture Agreement with Wits Basin Precious Minerals, Inc. dated December 18, 2006 in relation to the Vianey Mine Silver Project as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project and Empire Mine Project” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

6) Letter of Intent with Cia Minera Dorosa, S.A. de C.V. dated November 4, 2005, to acquire 100% of the undivided interest in four mining concessions in Mexico. We paid US$80,000 upon signing the Letter of Intent. We have decided not to pursue this and have written off our costs associated with this agreement (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

7) An amended mineral claim option agreement dated May 23, 2007 with Roxgold Inc. (formerly Wave Exploration Corp.) as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project”;

8) A mineral claim purchase agreement with Marlene Lamilla dated October 18, 2007, whereby we purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Lima, Peru through our wholly owned Peruvian subsidiary, Minera Journey Resources SAC, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

9) An option and joint venture agreement dated February 5, 2008 with Grenville Gold Corporation and its Canadian and Peruvian Subsidiary, whereby we may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

10) An amended option and joint venture agreement dated March 17, 2008 with Grenville Gold Corporation and its Canadian and Peruvian Subsidiary, whereby we may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

11) Settlement Agreement with Trio Gold Corp., the underlying owners, Sultana Resources LLC and Zico LLC dated February 26, 2008 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project;

4. (c)(iv)

Stock Option Plan dated May 13, 2005, which is substantially similar to our Stock Option Plan discussed immediately below (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

Stock Option Plan dated April 7, 2006 (as amended by directors’ resolution dated October 12, 2006) and approved by our shareholders on May 13, 2007, as discussed in Item 6.E. of this Registration Statement under the heading “Stock Option Plan (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

4. (c)(v)

1) Summary of the terms of management services provided to the Company by Centerline Capital Corp. as discussed in Item 7.B of this Registration Statement under the heading “Related Party Transactions” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

2) Summary of the terms of management services provided to the Company by 688435 B.C. Ltd. as discussed in Item 7.B of this Registration Statement under the heading “Related Party Transactions” (incorporated by reference as previously filed with our Form 20-F Registration Statement dated April 11, 2007);

5.

1) Consent of our auditors, Watson Dauphinee & Masuch, Chartered Accountants, to the inclusion of their auditors’ report dated February 12, 2008 (except as to Note 15 which is as of March 17, 2008)on our consolidated financial statements for the years ended November 30, 2007, 2006 and 2005, as discussed in Item 10.G of this Registration Statement under the heading “Statement by Experts”.

2) Consents of David K. Makepeace, P.Eng. and Michael A. McClave, L.P. Geo. on the Musgrove Creek Technical Report referred to in Item 4.D, and as discussed in Item 10.G of this Registration Statement under the heading “Statement by Experts”;

3) Consent of Rodney A. Blakestad, J.D., C.P.G. on the 2005 Vianey Technical Report referred to in Item 4.D, and as discussed in Item 10.G of this Registration Statement under the heading “Statement by Experts”.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

JOURNEY RESOURCES CORP.

Per:	“Jatinder (Jack) Bal”
Name: Jatinder (Jack) Bal
Title: President, Chief Executive Officer and Director

DATED: July 4, 2008

JOURNEY RESOURCES CORP.

November 30, 2007
(Expressed in Canadian Dollars)

Consolidated Financial Statements

•	Auditors’ Report

•	Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

•	Consolidated Balance Sheets

•	Consolidated Statements of Operations and Deficit

•	Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

•	Consolidated Statements of Cash Flows

•	Notes to the Consolidated Financial Statements

Auditors’ Report

To the Shareholders of:
JOURNEY RESOURCES CORP.

We have audited the Consolidated Balance Sheets of Journey Resources Corp. as at November 30, 2007 and 2006 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss, and Cash Flows for the years ended November 30, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended November 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C.
February 12, 2008, except as to Note 15
which is as of March 17, 2008

Comments by Auditors for U.S. Readers on
Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements.

Our report to the shareholders dated February 12, 2008, except as to Note 15 which is as of March 17, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C.
February 12, 2008, except as to Note 15
which is as of March 17, 2008

114

JOURNEY RESOURCES CORP.

Consolidated Balance Sheets
As at November 30, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
	$	$
ASSETS

CURRENT

Cash	448,401	30,474
Accounts Receivable	1,366	1,366
GST Recoverable	16,156	16,167
Share Subscriptions Receivable (Note 11f)	10,000	169,000
Prepaid Expenses (Note 11e)	59,174	56,947

	535,097	273,954

Marketable Securities (Note 5)	478,170	219,037
Due from Related Parties (Notes 11e)	-	18,203
Due from Joint Venture Partner	52,821	-
Reclamation Bond (Note 6)	6,818	6,818
Property and Equipment (Note 8)	300,003	8,395
Mineral Properties (Note 7)	3,249,024	2,781,047

	4,621,933	3,307,454

LIABILITIES

CURRENT

Accounts Payable and Accrued Liabilities	173,262	498,440
Short-Term Loan (Note 9)	200,000	-

	373,262	498,440

Deferred Gain on Contribution to Joint Venture (Note 7c)	178,502	-

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	10,029,591	6,626,840
Contributed Surplus (Note 10a)	1,222,406	924,607
Accumulated Other Comprehensive Loss	(76,409)	-
Deficit	(7,105,419)	(4,742,433)

	4,070,169	2,809,014

	4,621,933	3,307,454
Nature and Continuance of Business (Note 1)
Changes in Accounting Policies (Note 2)
Commitment (Note 12)
Subsequent Events (Note 15)

Approved by the Directors:

“Jatinder Bal”	“Robert Bryce”
Jatinder (Jack) Bal, Director	Robert Bryce, Director

115

JOURNEY RESOURCES CORP.

Consolidated Statements of Operations and Deficit
For the Years Ended November 30, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$
EXPENSES
Accounting and Audit	82,653	52,757	48,129
Advertising and Communications	15,770	40,291	24,331
Amortization	54,201	946	200
Consulting Fees	152,303	243,080	27,000
Filing and Transfer Agent Fees	57,259	31,423	36,490
Interest on Short-Term Loan (Note 9)	7,500	-	-
Investor Relations	654,235	263,396	47,721
Legal	32,169	94,294	42,832
Management Fees (Note 11)	90,500	87,000	86,000
Office	142,571	55,488	10,486
Rent	43,378	28,694	14,000
Stock Based Compensation (Note 10d)	305,468	536,753	384,518
Travel	49,448	36,821	16,999
Wages and Benefits	-	-	17,700

	1,687,455	1,470,943	756,406

LOSS BEFORE OTHER ITEMS	(1,687,455)	(1,470,943)	(756,406)

Abandonment of Mineral Properties (Note 7e)	-	-	(98,120)
Administrative and Office Support Fee Income (Note	15,000	-	-
11b)
Amortized Gain on Contribution to Joint Venture	4,680	-	-
(Note 7c)
Foreign Exchange (Loss) Gain	(6,800)	2,714	78
Gain on Sale of Marketable Securities	118,928	-	-
Interest Income	378	8,004	4,756
Operator Management Fee Income	2,509	-	-
Writedown Mineral Property (Note 7b)	(810,226)	-	-

NET LOSS FOR THE YEAR	(2,362,986)	(1,460,225)	(849,692)

Deficit, Beginning of the Year	(4,742,433)	(3,282,208)	(2,432,516)

DEFICIT, END OF THE YEAR	(7,105,419)	(4,742,433)	(3,282,208)

BASIC AND DILUTED LOSS PER SHARE	(0.09)	(0.08)	(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,718,098	19,375,422	13,443,316

JOURNEY RESOURCES CORP.

Consolidated Statements of Comprehensive Loss and
Other Accumulated Comprehensive Loss
For the Years Ended November 30, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$

COMPREHENSIVE LOSS:

Net Loss for the Year	(2,362,986)	(1,460,225)	(849,692)

Other Comprehensive Loss:

Cumulative Effect of Adopting New Accounting Policies (Note 2)	54,963	-	-

Reclassification Adjustment for Realized Gains on Available-for-Sale Securities to Net Income	(54,963)	-	-

Net Change in Unrealized Loss on Available-for-Sale Securities	(76,409)	-	-

	(76,409)	-	-

Comprehensive Loss for the Year	(2,439,395)	(1,460,225)	(849,692)

ACCUMULATED OTHER COMPREHENSIVE LOSS:

Balance, Beginning of the Year	-	-	-

Other Comprehensive Loss for the Year	(76,409)	-	-

Balance, End of the Year	(76,409)	-	-

JOURNEY RESOURCES CORP.

Consolidated Statements of Cash Flows
For the Years Ended November 30, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$
CASH WAS PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES

Net Loss for the Year	(2,362,986)	(1,460,225)	(849,692)

Non-Cash Items:
Amortization	54,201	946	200
Stock Based Compensation	305,468	536,753	384,518
Abandonment of Mineral Properties	-	-	98,120
Amortized Gain on Contribution to Joint Venture	(4,680)	-	-
Gain on Sale of Marketable Securities	(118,928)	-	-
Unrealized Foreign Exchange Loss (Gain)	-	14	(78)
Writedown Mineral Property	810,226	-	-

	(1,316,699)	(922,512)	(366,932)

Change in Non-Cash Working Capital Accounts (Note 13a)	(380,215)	355,959	15,919

	(1,696,914)	(566,553)	(351,013)

FINANCING ACTIVITIES

Advances from (to) Related Parties	18,203	(11,388)	(6,815)
Shares Issued for Cash	2,687,410	2,272,320	496,149
Receipt of Share Subscriptions Receivable	169,000	-	-
Share Issue Costs	(189,328)	(110,202)	(21,556)
Proceeds from Sale of Marketable Securities	337,965	-	-
Short-Term Loan Advances	200,000	-	-

	3,223,250	2,150,730	467,778

INVESTING ACTIVITIES

Purchase of Equipment	(345,809)	(8,282)	(1,260)
Mineral Properties Costs	(762,600)	(1,829,306)	(255,428)
Reclamation Bond	-	(6,818)	-
Acquisition of Subsidiary, Net of Cash Acquired	-	(10)	(229,488)

	(1,108,409)	(1,844,416)	(486,176)

INCREASE (DECREASE) IN CASH	417,927	(260,239)	(369,411)

Cash, Beginning of the Year	30,474	290,713	660,124

CASH, END OF THE YEAR	448,401	30,474	290,713

Supplemental Cash Flow Information (Note 13)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company incorporated under the laws of the Province of British Columbia, Canada on March 29, 2000 under the name Access West Capital Corporation. On June 12, 2002, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 4, 2005, to Journey Resources Corp.

The Company is presently in the business of acquisition, exploration and development of mineral properties. It presently owns mining concessions in Guerrero State, Mexico, and mineral claims in Idaho, U.S.A. and Peru.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company continues to incur operating losses, and has a consolidated deficit of $7,105,419 as at November 30, 2007.

The Company's ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Effective December 01, 2006, the Company adopted the accounting standards as set out in Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges” of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards have been adopted on a prospective basis with no restatement to the prior years’ financial statements.

a)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

b)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (Continued)

b)	Financial Instruments (Continued)

The Company classifies its financial instruments into one of the following balance sheet categories:

	•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be transferred to and recorded in net income; and

•

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

	•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•

Accounts receivable, share subscription receivable, and amounts due from related parties and joint venture partner are classified as loans and receivables, and accordingly carried at their amortized costs;

	•	Marketable securities are classified as available-for-sale and accordingly carried at their fair values; and

	•	Accounts payable and accrued liabilities and short terms loans are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and remeasurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at December 01, 2006. The transition adjustment arising from re- measuring available-for-sale financial assets at fair value are recognized in opening accumulated other comprehensive income as at December 01, 2006.

c)	Hedging

This new accounting standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (Note 4), its wholly-owned Peruvian subsidiary, Minera Journey Resources Peru S.A.C. incorporated on September 18, 2007, and two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter-company transactions and balances have been eliminated.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)	Basis of Consolidation (Continued)

The Company’s 50% interest in the Vianey Mine Joint Venture, which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statement its proportionate share of the assets, liabilities, revenues and expenses of the joint venture (Note 7c).

b)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

c)	Marketable Securities

Effective December 01, 2006, the Company has adopted new accounting standards for financial instruments (Note 2). The Company has classified its marketable securities as available-for-sale financial assets which are carried on the balance sheet at their fair value. Fair value is based on quoted market prices. Unrealized gains or losses on the change in fair value are recognized in other comprehensive income until the marketable securities are sold, at which time the cumulative gains or losses previously recognized in accumulated other comprehensive income are recognized in net income.

Prior to December 01, 2006, the Company recorded marketable securities at the lower of cost and market value. As at November 30, 2006, the fair value of the Company’s marketable securities was $274,000.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates on a declining balance basis, except in the year of acquisition, when one half of the rates are used:

Computer Equipment	30%
Exploration Equipment	30%
Furniture and Fixtures	20%

e)	Mineral Properties

The Company’s mineral properties are in the exploration stage and therefore, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Mineral Properties (Continued)

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If a mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

f)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at November 30, 2007 and 2006, the Company has determined that it does not have any material obligations for asset retirement obligations.

g)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at November 30, 2007 and 2006, management believes there has been no impairment of the Company’s long-lived assets with the exception of the Empire Mine Project for which the Company recorded a writedown of $810,226 in the year ended November 30, 2007 (Note 7b).

h)	Revenue Recognition

As the Company is the operator of the Vianey Mine Joint Venture (Note 7c), operator management fee income is charged to the joint venture partner based on 5% of the joint venture partner’s portion of the exploration and development expenditures. Operator management fee income is recognized once the related expenditures have been incurred and collection is reasonably assured.

Interest income and administrative and office support fee income is recognized when earned and collection is reasonably assured.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of issuance of shares on the exercise of stock options and warrants is anti-dilutive.

j)	Share Capital and Stock Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non- monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company grants stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options and broker warrants issued under the fair value based method in accordance with CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

k)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

l)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property and equipment, the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities and asset retirement obligations, the realization of future tax assets, and the determination of the fair value of stock-based compensation. Actual results may differ from these estimates.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit or interest rate risk. The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars, Mexican Pesos and Peruvian New Sols, and as such, is subject to risk due to fluctuations in exchange rates. Foreign exploration expenditures of the Company are due and payable in the short-term and accordingly, management believes there is not significant exposure to foreign currency fluctuations. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

n)	Future Accounting Changes

On December 01, 2006, the CICA issued three new accounting standards: Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosure”, and Section 3863 “Financial Instruments – Presentation”. These new standards will be effective commencing December 01, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

New Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. These reclassifications have no effect on the net loss for the years ended November 30, 2007, 2006 and 2005.

NOTE 4 – BUSINESS ACQUISITION

On April 11, 2005, the Company entered into a share purchase agreement (“the Agreement”) with Murcielago Capital S.A. (“Murcielago”) to acquire 5,000,000 common shares (out of a total of 5,050,000 issued and outstanding shares) of Minerales Jazz S.A. de C.V. (“Minerales Jazz”), a private Mexican mining exploration company. The main asset held by Minerales Jazz is the Vianey Mine concession, located in Guerrero State, Mexico.

Upon signing the Agreement, the Company made a cash payment of $150,000, issued 900,000 common shares valued at $360,000, and granted 100,000 share purchase warrants valued at $3,336. Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share. The warrants were not exercised and expired on July 20, 2006. During the year ended December 31, 2005, the Company incurred professional and sponsorship fees related to the purchase of Minerales Jazz in the amount of $82,383 which have been included in acquisition costs.

NOTE 4 – BUSINESS ACQUISITION (Continued)

On September 11, 2006, the Company exercised its option to purchase the remaining 50,000 common shares of Minerales Jazz by making a nominal cash payment of $10.

On June 06, 2007, the Company issued an additional 500,000 common shares to Murcielago upon the completion of a recommended work program. This share issuance represented contingent consideration, and the fair value of these common shares of $185,000 has been recognized as subsequent additional acquisition costs in 2007.

Total acquisition costs recorded are $780,729. The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the identifiable assets acquired and liabilities assumed on July 20, 2005 as follows:

$
Net Identifiable Assets Acquired:
Mineral Property	777,484
Other Assets	3,245

780,729
Consideration paid:
Cash	150,010
Fair Value of Shares Issued	545,000
Fair Value of Share Purchase Warrants Issued	3,336
Acquisition Costs	82,383

780,729

These consolidated financial statements include the results of operations of Minerales Jazz commencing from July 20, 2005, the date of acquisition.

In addition, the Company has agreed to issue 800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Mine, and (ii) the commencement of commercial production. This conditional share issuance is considered contingent consideration, the outcome of which cannot be determined without reasonable doubt. Consequently, no amount is recognized for this portion of the acquisition until the contingency is resolved and the shares are issued or become issuable.

NOTE 5 – MARKETABLE SECURITIES

As of November 30, 2007, the Company owned 2,100,000 (2006 – 600,000) common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

Upon adoption of the new accounting standards for financial instruments on December 01, 2006 (Note 2), the Company measured the marketable securities at fair value and reported an adjustment of $54,963 to the opening balance of Accumulated Other Comprehensive Loss. Unrealized losses of $76,409 on the available for sale securities for the year ended November 30, 2007 are reported in Other Comprehensive Loss in the current year. There is no tax impact resulting from these adjustments in Other Comprehensive Loss as the Company has sufficient unrecorded future income tax assets available to offset future income tax liabilities.

NOTE 6 – RECLAMATION BOND

During the year ended November 30, 2006, the Company deposited US$5,800 (CDN$6,818) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 7a).

NOTE 7 – MINERAL PROPERTIES

					Joint
					Venture
	2005	Additions	2006	Additions	Adjustments	2007
	$	$	$	$	$	$
(a) Musgrove Creek Gold
Project, Idaho, USA
Acquisition Costs	241,915	131,837	373,752		-
				85,300		459,052
Exploration Expenditures:
Administrative	-	8,797	8,797	18,394	-	27,191
Assay	-	48,085	48,085	4,456	-	52,541
Drilling	-	246,159	246,159	133,261	-	379,420
Field Supplies	-	2,663	2,663	8,244	-	10,907
Geochemical Survey	-	91,991	91,991	109,258	-	201,249
Geological	-	54,529	54,529	42,092	-	96,621
Maintenance Fees	-	11,073	11,073	-	-	11,073
Staking and Recording	-	6,766	6,766	11,629	-	18,395

	241,915	601,900	843,815	412,634	-	1,256,449
(b) Empire Mine Project
Idaho, USA
Acquisition Costs	-	522,269	522,269	50,000	-	572,269
Exploration Expenditures:
Administrative	-	18,483	18,483	27,998	-	46,481
Assay	-	58,391	58,391	86,155	-	144,546
Drilling	-	500,412	500,412	-	-	500,412
Engineering	-	34,271	34,271	47,740	-	82,011
Field Costs	-	167,569	167,569	6,252	-	173,821
Geochemical	-	-	-	7,876	-	7,876
Geological	-	125,192	125,192	37,803	-	162,995
Staking and Recording	-	-	-	19,815	-	19,815
Writedown Property	-	-	-	(810,226)	-	(810,226)

	-	1,426,587	1,426,587	(526,587)	-	900,000

NOTE 7 – MINERAL PROPERTIES (Continued)

					Joint
					Venture
	2005	Additions	2006	Additions	Adjustments	2007
	$	$	$	$	$	$
(c) Vianey Mine Silver Project,
Guerrero State, Mexico
Acquisition Costs	592,474	30,010	622,484	185,000	(583,666)	223,818
Option Payments	-	(219,037)	(219,037)	(187,936)	406,973	-
Received
Exploration Expenditures:
Administrative	4,000	15,279	19,279	6,000	(21,969)	3,310
Drilling	-	225,325	225,325	108,681	(334,006)	-
Engineering	-	-	-	-	15,000	15,000
Field and Exploration	41,393	128,116	169,509	38,175	(156,467)	51,217
Geological	-	52,905	52,905	14,000	(43,989)	22,916
Fees and Permits	-	-	-	-	5,328	5,328
Recovery from	-	(359,820)	(359,820)	(687,515)	1,047,335	-
Optionee

	637,867	(127,222)	510,645	(523,595)	334,539
						321,589

(d) Silver Mountain
Project, Peru
Acquisition Costs	-	-	-	758,632	-	758,632
Exploration Expenditures:
Administrative	-	-	-	12,000	-	12,000
Assay	-	-	-		-
				354		354

	-	-	-	770,986	-	770,986

	879,782	1,901,265	2,781,047	133,438	334,539	3,249,024

a)	Musgrove Creek Gold Property

On November 30, 2005, the Company signed an option agreement, as amended on May 23, 2007 (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. to acquire all rights, title and interest to the Musgrove Creek Gold Property (“Musgrove Property”). The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA.

Under the terms of the Agreement, the Company was granted an option to earn a 100% interest in the Musgrove Property by making $225,000 in cash payments ($25,000 paid on signing of letter of intent, $75,000 on signing of option agreement, $100,000 on November 15, 2006, and $25,000 on May 23, 2007) and issuing 375,000 common shares of the Company (300,000 shares issued on November 30, 2005 and 75,000 shares issued on June 13, 2007).

NOTE 7 – MINERAL PROPERTIES (Continued)

a)	Musgrove Creek Gold Property (Continued)

In addition, the Company issued 100,000 common shares valued at $32,500 as a finder’s fee on November 30, 2005.

In 2006, the Company staked and recorded an additional 40 claims contiguous to the Musgrove Property.

On June 13, 2007, the Company fulfilled all of its obligations under the Agreement and earned a 100% interest in the Musgrove Property.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of US$1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of US$100,000 on the property during the term of the lease. As at November 30, 2007, the Company has paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, and has incurred a total of $797,397 (US$717,806) of exploration expenditures on the property.

b)	Empire Mine Property

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, USA. On January 09, 2007, the Company staked and recorded an additional 10 claims contiguous to the Empire Property.

Under the terms of the agreement, the Company earned a 50% lease interest in the property by making a non- refundable deposit of US$50,000 (paid on April 20, 2006 and May 29, 2006), a cash payment of $200,000 (paid on May 29, 2006), and issuing 700,000 common shares of the Company (issued on June 12, 2006 with a fair value of $203,000). In addition, the Company issued 200,000 common shares valued at $58,000 as a finder’s fee on June 12, 2006.

On June 26, 2006, Trio was served with a Statement of Claim asserting they were in breach of the underlying lease agreement with respect to the ownership of the mineral claims. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. The Company’s interest in the Empire Mine is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Mine is terminated, the interest of the Company will also be terminated.

On September 27, 2007, the Company and Trio entered into an amended agreement whereby the Company made additional cash payments totalling $50,000. In exchange, Trio agreed to defer the exploration expenditure requirement under the original agreement, pending the outcome of the litigation between Trio and the underlying lessor.

Subsequent to year-end on February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Mine property from the Company and Trio for a total of $1,000,000, pending completion of a satisfactory due diligence review and subject to court approval (Note 15d). The Company will pay $100,000 to Trio upon receipt of the $1,000,000 settlement. As a result of this settlement, the Company has written off $810,226 in costs incurred with respect to the project as at November 30, 2007.

On April 11, 2005, the Company acquired 100% of Minerales Jazz, the beneficial holder of the Vianey Mine concession (Note 4). The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico and will expire in 2029, unless renewed.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares (with a fair value of $219,037) to the Company and incurring US$500,000 in exploration expenditures. The Company also issued 100,000 common shares, with a fair value of $30,000, as a finder’s fee in fiscal 2006.

Pursuant to the Option Agreement, the Company and Wits Basin entered into a joint venture arrangement with a 75% and 25% interest respectively, for the exploration and development of the Vianey Mine Silver Project. The Company is the operator of the project.

On October 31, 2007, Wits Basin exercised its option to earn an additional 25% interest to increase its total interest to 50% in the Vianey Property by paying US$100,000 in cash and issuing a total of 2,100,000 of its common shares (500,000 shares with a fair value of $187,936 received on January 09, 2007 and 1,600,000 shares with a fair value of $366,643 received on October 29, 2007). The joint venture exploration and development arrangement has been changed accordingly with 50% interest owned by the Company and the remaining 50% interest owned by Wits Basin.

The use of the proportionate consolidation method has resulted in a deferred gain of $183,182 on the contribution of the Company’s interest in the Vianey Mine Property to the joint venture. The deferred gain is amortized on a straight line basis over a term of 40 years, and as such, the annual amortized gain is $4,680.

As at November 30, 2007, the Company has included its 50% share of the mineral property costs of the joint venture, being $321,589, in the Company’s consolidated financial statements.

The joint venture has no other assets or liabilities as at November 30, 2007, and has no revenues or expenses for the period from inception on December 18, 2006 to November 30, 2007.

d)	Silver Mountain Property

On October 18, 2007, the Company, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC, acquired 100% interest in the Silver Mountain property in Peru. The Company paid $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee.

The Company will pay a 1% net smelter royalty upon commencement of commercial production of the Property.

e)	Dorosa Mineral Claims

On November 4, 2005, the Company signed a letter of intent with Cia Minera Dorosa, S.A. de C.V. to acquire a 100% undivided interest in four mining concessions in Mexico. Subsequent to the signing of the letter of intent, the Company abandoned this project and, as a result, wrote-off all costs incurred in the amount of $98,120 in the year ended November 30, 2005.

NOTE 8 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2007
Computer Equipment	8,768	2,978	5,790
Exploration Equipment	341,128	51,169	289,959
Furniture and Fixtures	5,455	1,201	4,254

	355,351	55,348	300,003

2006
Computer Equipment	4,737	928	3,809
Furniture and Fixtures	4,804	218	4,586

	9,541	1,146	8,395

NOTE 9 – SHORT TERM LOAN

	2007	2006
	$	$
Short Term Loan	200,000	-

On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill.

The loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition, the Company agreed to issue 100,000 bonus shares in January 2008. These shares were issued subsequent to year-end (Note 15b).

For the year ended November 30, 2007, the Company paid interest totalling $7,500.

NOTE 10 – SHARE CAPITAL

a)	Issued and Outstanding Common Shares and Contributed Surplus

Unlimited number of common shares without par value.

	Number of	Amount	Contributed
	Common		Surplus
	Shares	$	$
Balance, November 30, 2005	14,190,898	4,004,723	387,854
Issued During the Year
For Cash
Private Placement (i)	3,765,232	1,129,570	-
Exercise of Warrants	5,745,000	1,311,750	-
For Mineral Properties
Empire Property (Note 7b)	900,000	261,000	-
Vianey Property (Note 7c)	100,000	30,000	-

Finder’s Fees and Share Issue Costs	-	(110,203)	-
Stock-Based Compensation on Options (Note	-	-	536,753
10d)

Balance, November 30, 2006	24,701,130	6,626,840	924,607
Issued During the Year
For Cash
Private Placements (ii)	8,458,430	2,394,750	-
Exercise of Warrants (i)	643,000	244,340	-
Exercise of Options	166,627	58,320	-
For Mineral Properties
Musgrove Property (Note 7a)	75,000	27,000	-
Vianey Property (Note 7c)	500,000	185,000	-
Silver Mountain Property (Note 7d)	2,700,000	675,000	-
Finder’s Fees and Share Issue Costs (ii)	-	(238,925)	49,597
Fair Value of Options Exercised	-	57,266	(57,266)
Stock-Based Compensation on Options (Note 10d)	-	-	305,468

Balance, November 30, 2007	37,244,187	10,029,591	1,222,406

(i)

During the year ended November 30, 2006, the Company completed a non-brokered private placement for 3,765,232 units at a price of $0.30 per unit for total proceeds of $1,129,570. Each unit consists of one share and one share purchase warrant (“Warrant”). Each warrant entitles the holder to purchase one additional share of the Company at $0.38 per share for a period of two years from the closing date.

The private placement was closed in two tranches. The first tranche of 2,536,666 Units was closed on January 13, 2006 for gross proceeds of $761,000. The second tranche of 1,228,566 Units was closed on March 21, 2006 for gross proceeds of $368,570. The Company paid finders’ fees totalling $91,056 in connection with this private placement. During the year ended November 30, 2007, 643,000 warrants of this private placement were exercised for total proceeds of $244,340.

NOTE 10 – SHARE CAPITAL (Continued)

a)	Issued and Outstanding Common Shares and Contributed Surplus (Continued)

(ii)

On April 24, 2007, the Company completed a private placement for 2,801,430 units at a price of $0.35 per unit for total proceeds of $980,500. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.55 for a period of two years. The Company paid finder’s and legal fees totalling $68,404 in connection with this private placement and issued 172,114 broker warrants with a fair value of $21,327. Each broker warrant is exercisable into one common share at a price of $0.55 for a period of two years

On October 15, 2007, the Company completed a private placement of 2,287,000 units at a price of $0.25 per unit for total proceeds of $571,750. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totalling $50,964 in connection with this private placement and issued 128,560 broker warrants with a fair value of $8,798. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

On November 24, 2007, the Company completed a private placement of 3,370,000 units a price of $0.25 per unit for total proceeds of $842,500. Each unit consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totalling $69,960 in connection with this private placement and issued 154,600 broker warrants with a fair value of $19,472. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

b)	Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. The Company has issued options to directors, officers, employees and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

	Number	Weighted Average
	of Options	Exercise Price
		$
Balance, November 30, 2005	1,315,000	0.39
Granted	1,500,000	0.31
Cancelled	(715,000)	0.42

Balance, November 30, 2006	2,100,000	0.32
Granted	1,200,000	0.34
Cancelled	(550,000)	0.35
Exercised	(166,627)	0.35

Balance, November 30, 2007	2,583,373	0.32

Subsequent to year-end and to the auditors’ report date, additional stock options were granted and exercised (Note 15a).

NOTE 10 – SHARE CAPITAL (Continued)

b)	Stock Options (Continued)

As at November 30, 2007, the Company has the following options outstanding:

	Options Granted and Outstanding				Options Vested and
Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	2,583,373	3.46 year	$0.32	2,520,873	$0.32

The options expire between April 26, 2010 and November 13, 2012.

c)	Share Purchase Warrants

	Number of	Weighted Average
	Warrants	Exercise Price
		$
Balance, November 30, 2005	5,890,000	0.23
Issued	3,765,232	0.38
Exercised	(5,745,000)	0.23
Expired	(145,000)	0.32

Balance, November 30, 2006	3,765,232	0.38
Issued	6,085,204	0.45
Exercised	(643,000)	0.38

Balance, November 30, 2007	9,207,436	0.42

As at November 30, 2007, the Company has the following warrants outstanding:

Expiry Date

January 13, 2008	1,893,666	0.38
March 21, 2008	1,228,566	0.38
April 24,2009	2,973,544	0.55
October 15,2009	1,272,060	0.35
November 24,2009	1,839,600	0.35

	9,207,436	0.42

NOTE 10 – SHARE CAPITAL (Continued)

d)	Stock Based Compensation

The fair value of stock options and brokers warrants granted is estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions used for the grants made during the years ended November 30, 2007, 2006 and 2005:

	2007	2006	2005
Risk-Free Annual Interest Rate	4.0 – 4.5%	3.9 – 4.4%	2.9 – 3.7%
Expected Annual Dividend Yield	0%	0%	0%
Expected Stock Price Volatility	69 - 192%	167 – 217%	103 – 223%
Expected Life of Option	2 – 5 years	4 years	1 – 5 years

The weighted average fair value per share of stock options granted during the year ended November 30, 2007 was $0.27 (2006 – $0.32; 2005 – $0.35) per share. During the years ended November 30, 2007, 2006 and 2005, the Company respectively recognized $305,468, $536,753 and $384,518 of stock based compensation expense for options granted to directors, officers, and consultants.

The weighted average fair value per share of broker warrants granted during the year ended November 30, 2007 was $0.10 (2006 – $Nil; 2005 – $0.03) per share. During the year ended November 30, 2007, the Company recognized stock based compensation expense of $49,597 in share issuance costs for broker warrants granted. During the year ended November 30, 2005, the Company recognized stock based compensation costs of $3,336 in the acquisition of a subsidiary (Note 4).

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options and brokers warrants.

e)	Escrow Shares

As at November 30, 2007, the number of shares held in escrow was 150,865 (2006 – 248,168).

NOTE 11 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)

During the year ended November 30, 2007, the Company paid management fees of $90,500 (2006 – $51,000; 2005 – $42,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the year ended November 30, 2007, the Company charged a fee of $15,000 (2006 – $Nil; 2005 – $Nil) to a related company with a common director, for administrative and office support.

c)

During the year ended November 30, 2006, the Company paid management fees of $36,000 (2005 – $44,000) to a company controlled by a person related to the President of the Company for management and consulting services and a finder’s fee of $7,600 (2005 – $Nil) in connection with a private placement completed in 2006. There were no fees paid to this related company during the year ended November 30, 2007.

NOTE 11 – RELATED PARTY TRANSACTIONS (Continued)

d)

During the year ended November 30, 2005, the Company paid rent, telephone and secretarial services of $28,000 to a company which is 50% owned by the President of the Company. There were no fees paid to this related company during the years ended November 30, 2007 and 2006.

e)	As at November 30, 2006, there was a short term loan of $10,000 included in the amounts due from related parties for advances to a company with a director in common. The loan was repaid in 2007.

e)

As at November 30, 2006, there was $8,203 due from the President of the Company, included in the amount due from related parties, for legal and other fees paid by the Company. The amounts were repaid in 2007. As at November 30, 2007, prepaid expenses includes a travel expense advance of $8,909 paid to the President.

f)

As at November 30, 2006, share subscriptions receivable totalling $139,000 were due from the President of the Company for share purchase warrants exercised. The balance outstanding was received in 2007. As at November 30, 2007, there were no share subscriptions receivable amounts owing from related parties.

The balances due from related parties are unsecured, bear no interest and have no specified terms for repayment. All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

NOTE 12 – COMMITMENT

On April 01, 2006, the Company entered into a lease agreement for office premises commencing April 01, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993 plus monthly operating costs and taxes estimated at $2,100 for an estimated annual total of $49,116.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

a)	Change in Non-Cash Working Capital Accounts

	2007	2006	2005
	$	$	$
Accounts Receivable	-	(763)	-
GST Recoverable	11	10,534	(26,701)
Prepaid Expenses	(2,227)	(56,947)	25,094
Accounts Payable and Accrued Liabilities	(325,178)	403,135	17,526
Due from Joint Venture Partner	(52,821)	-	-

	(380,215)	355,959	15,919

b)	Significant Non-Cash Financing Activity

Shares Issued for Subscription Receivable	10,000	169,000	(174,000)

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

c)	Significant Non-Cash Investing Activities

	2007	2006	2005
	$	$	$

Shares Issued for Acquisition of Subsidiary	-	-	360,000
Shares Issued for Mineral Properties	887,000	261,000	97,500
Shares Issued for Finder’s Fees	49,597	30,000	32,500
Shares of Wits Basin Received Pursuant to
Option Agreement	(554,579)	(219,037)	-
Fair Value of Options Exercised Transferred to
Share Capital	57,266	-	-
Stock Based Compensation on Brokers Warrants
Issued on Acquisition of Subsidiary	-	-	3,336

	439,284	71,963	493,336

NOTE 14 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at the statutory tax rate is as follows:

	2007	2006	2005
Combined Federal and Provincial Income Tax Rates	34.12%	34.12%	34.12%

	$	$	$

Loss Before Income Taxes	(2,362,986)	(1,460,225)	(849,692)

Expected Income Tax (Recovery)	(806,250)	(498,229)	(289,915)
Tax Deductible Share Issue Costs	(32,302)	(19,382)	(44,094)
Items Not Deductible for Tax Purposes	562,441	183,463	164,744
Unrecognized Tax Benefits of Non-Capital Losses	218,494	334,148	169,265
Change in Income Tax Rate for Future Income Taxes	57,617	-	-

Income Tax Expense (Recovery)	-	-	-

(b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets as at November 30, 2007, 2006 and 2005 are as follows:

Future Income Tax Assets:
Non-Capital Losses Carry-Forward	914,818	1,300,517	1,002,998
Tax Value in Excess of Net Book Value	136,217	7,416	14,117
Excess of Foreign Resource Expenditures over
Mineral Properties	95,722	33,479	-
Share Issuance Costs	69,298	55,276	37,057
Valuation Allowance	(1,216,055)	(1,396,688)	(1,054,172)
Net Future Income Tax Assets	-	-

NOTE 14 – INCOME TAXES (Continued)

(b)	Future Income Taxes (Continued)

As at November 30, 2007, the Company has non-capital losses of approximately $3,388,215 which may be applied to reduce taxable income of future years, which expire as follows:

Year

2008	676,569
2009	60,969
2010	313,199
2014	48,557
2015	505,062
2026	974,623
2027	809,236

3,388,215

As at November 30, 2007, the Company has cumulative foreign resource deductible expenditures available to offset future foreign resource income in the amount of $3,737,661. These expenditures are carried forward indefinitely. Future tax benefits which may arise as a result of these losses and expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

NOTE 15 – SUBSEQUENT EVENTS

a)	Stock Options

Subsequent to year-end, the Company granted a total of 1,550,000 stock options to directors, officers and consultants of the Company: 50,000 stock options exercisable at $0.30 per share expiring on December 11, 2011; 300,000 stock options exercisable at $0.32 per share expiring on February 01, 2013; 1,200,000 stock options exercisable at $0.32 per share expiring on February 06, 2013.

To auditors’ report date, 750,000 of the stock options were exercised for gross proceeds of $232,500.

b)	Short-Term Loan

Pursuant to the Loan Agreement (Note 9), the Company issued a total of 100,000 common shares in January 2008.

c)	Silveria Property Option and Joint Venture Agreement

On February 05, 2008, the Company through its wholly-owned Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria property, located in the Huarochiri Province of Peru. The Company paid $200,000 upon signing a letter of intent on December 13, 2007. Grenville was a related company with a common director until March 12, 2008 at which date the director resigned from the boards of both Grenville and the Company.

NOTE 15 – SUBSEQUENT EVENTS (Continued)

c)	Silveria Property Option and Joint Venture Agreement (Continued)

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria property by fulfilling the following funding and expenditure requirements:

i)

funding of $1,300,000 towards development and exploration expenditures on the Property and issuance of 1,000,000 common shares of the Company on or before the seventh business day following the date the Exchange has accepted the agreement for filing, but in any event no later than June 30, 2008 (the “Approval Date”);

	ii)	funding of a further $1,500,000 on or before three months following the Approval Date, at which time the Company will have earned a 25% interest in the property and a joint venture will be formed;

iii)

funding of a further $3,000,000 on or before eight months following the Approval Date, at which time the Company will have earned another 25% interest for a total of 50% joint venture interest in and to the property; and

iv)

funding of a further $6,000,000 towards expenditures on the Property and an additional option payment of $1,000,000 to Grenville on or before January 31, 2011, at which time the Company will have earned another 25% interest for a total 75% joint venture interest in and to the property. Grenville shall, however, have a one- time option to elect to fund the equivalent amount of $6,000,0000 in order to maintain its 50% interest in and to the property, and have the joint venture continue to run on a 50/50 basis.

The agreement is subject to regulatory approval. As at auditors’ report date, such approval has yet to be granted.

Subsequent to year-end, Grenville filed a lawsuit against High Ridge Resources Inc. for slander to title of the Bella Rubia mineral exploration properties, which form part of the Silveria Project. The outcome of the proceeding is uncertain and its resolution will determine whether there is a loss or impairment of the Company’s interest in the Silveria Project.

d)	Empire Mine Property Settlement Agreement

Subsequent to year-end, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners of the Empire Mine Property in connection with the legal proceedings commenced in June 2006. The settlement is subject to court approval and completion of a satisfactory due diligence review. As at November 30, 2007, the Company wrote down the Empire Mine project to the net recoverable amount of $900,000 in light of this settlement (Note 7b).

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Cdn GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Material measurement differences to these consolidated financial statements are as follows.

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Applying US GAAP, the consolidated balance sheets would be as follows:

	2007		2006

	US GAAP	Cdn GAAP	US GAAP	Cdn GAAP
	$	$	$	$
Assets

Current Assets	535,097	535,097	273,954	273,954
Marketable Securities (b)	478,170	478,170	274,128	219,037
Due from Related Parties	-	-	18,203	18,203
Due from Joint Venture Partner	52,821	52,821	-	-
Reclamation Bond	6,818	6,818	6,818	6,818
Equipment	300,003	300,003	8,395	8,395
Mineral Properties (a)	1,789,953	3,249,024	1,299,468	2,781,047

	3,162,862	4,621,933	1,880,966	3,307,454
Liabilities

Accounts Payable and Accrued Liabilities	173,262	173,262	498,440	498,440
Short-Term Loan	200,000	200,000	-	-
Deferred Gain on Contribution to Joint Venture	-	178,502	-	-
(c)

Shareholders’ Equity

Share Capital	10,029,591	10,029,591	6,626,840	6,626,840
Contributed Surplus	1,222,406	1,222,406	924,607	924,607
Accumulated Other Comprehensive Loss	(76,409)	(76,409)	-	-
Deficit	(8,385,988)	(7,105,419)	(6,168,921)	(4,742,433)

	2,789,600	4,070,169	1,382,526	2,809,014

	3,162,862	4,621,933	1,880,966	3,307,454

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The effect of measurement difference between Cdn GAAP and US GAAP on the Company’s net loss for the years ended November 30, 2007, 2006 and 2005 is summarized below:

	2007	2006	2005
	$	$	$

Net Loss for the Year in Accordance with Cdn GAAP	(2,362,986)	(1,460,225)	(849,692)
Current Year Mineral Exploration Costs (a)	(604,536)	(1,436,186)	(45,393)
Writedown Mineral Property (a)	810,226	-	-
Unrealized Gain on Marketable Securities (b)	(55,091)	55,091	-
Amortized Gain on Contribution to Joint Venture (c)	(4,680)	-	-

Net Loss for the Year in Accordance with US GAAP	(2,217,067)	(2,841,320)	(895,085)

Basic and Diluted Loss per Share under US GAAP	(0.08)	(0.15)	(0.07)

Weighted Average Number of Shares Outstanding	27,718,098	19,375,422	13,443,316

Basic and diluted weighted average number of shares outstanding is consistent under both US GAAP and Cdn GAAP.

The effect of measurement differences between Cdn GAAP and US GAAP on the consolidated statement of cash flows for the years ended November 30, 2007, 2006 and 2005 are summarized below:

	2007	2006	2005
	$	$	$
Cash Flows from Operating Activities under Cdn GAAP	(1,696,914)	(566,553)	(357,828)
Current Year Mineral Exploration Costs (a)	(604,536)	(1,436,186)	(45,393)
Cash Flows from Operating Activities under US GAAP	(2,301,450)	(2,002,739)	(403,221)

Cash Flows from Investing Activities under Cdn GAAP	(1,108,409)	(1,844,416)	(486,176)
Current Year Mineral Exploration Costs (a)	604,536	1,436,186	45,393
Cash Flows from Investing Activities under US GAAP	(503,873)	(408,230)	(440,783)

(a)	Mineral Properties and Exploration Costs

Under Canadian GAAP, the initial purchase cost of mining properties as well as all exploration expenditures are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or written-off if the property is sold or abandoned.

Under US GAAP, the initial purchase cost of mining properties is capitalized. Subsequent exploration costs relating to mineral properties for which commercial feasibility has not yet been established are expensed in the period incurred.

Accordingly, all exploration expenditures incurred in 2007, 2006 and 2005 relating to mineral properties have been expensed for US GAAP reporting purposes.

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)	Marketable Securities

Under Cdn GAAP prior to December 01, 2006, the Company recorded marketable securities at the lower of cost or market value. Subsequent to that date, the Company classifies its marketable securities as available-for-sale financial assets which are recognized at fair value with any unrealized gain or loss on the change in fair value being recognized in Other Comprehensive Income.

In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, US GAAP requires investments that are bought and held principally for the purpose of selling them in the near term to be classified as “trading securities” and reported at fair value with unrealized gains and losses recorded in operations. For the year ended November 30, 2006, the common shares of Wits Basin Precious Minerals Inc. held by the Company were considered trading securities and the Company recognized an unrealized gain of $55,091 (2005 – $Nil) in operations for US GAAP reporting purposes in 2006. These shares were disposed of in 2007.

For marketable securities acquired on or after December 01, 2006, the Company classifies these assets as available-for-sale under US GAAP which follows the same accounting treatment as under Cdn GAAP. Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the year ended November 30, 2007

(c)	Accounting for Interest in Joint Venture

Under Cdn GAAP, investments in joint ventures are accounted for on a proportionate consolidation basis. Cdn GAAP permits the recognition of gains on contribution of assets to a joint venture in exchange for an ownership interest to the extent of the interest of other non-related venturers.

Under US GAAP, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-1, interests in unincorporated joint ventures may be accounted for by proportionate consolidation. US GAAP does not permit the recognition of gain on transfer of assets if the only consideration received is an interest in the joint venture.

Accordingly, the Company has accounted for its 50% interest in the Vianey Mine Project, an unincorporated joint venture, using proportionate consolidation under both Cdn and US GAAP. For US GAAP purposes, the recognition of the gain of $183,182 (Note 7c) on contribution to joint venture is reversed.

(d)	Stock Based Compensation

The Company’s policy for accounting for stock-based compensation awards under Cdn GAAP is disclosed in Note 3(j). For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Cdn GAAP, under the Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock-Based Compensation”. Accordingly, the Company considers there were no material differences in the treatment by the Company with respect to stock- based compensation under Cdn GAAP or US GAAP for the years ended November 30, 2007, 2006 and 2005.

(e)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with SFAS No. 109 “Accounting for Income Taxes”. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates.

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

As at November 30, 2007 and 2006, the applicable tax rates used by the Company to determine future income tax assets have been enacted. These future income tax assets were reduced to $Nil by a valuation allowance, which is consistent with the accounting treatment under US GAAP. Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the years ended November 30, 2007, 2006 and 2005.

(g)	Recent United States Accounting Pronouncements

	(i)	Fair Value Measurements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.

(g)	Recent United States Accounting Pronouncements (Continued)

	(ii)	Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159 “Fair Value Option for Financial Assets and Liabilities” to permit entities to measure eligible financial instruments at fair value. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.