Form 20-F/A
period 2007-11-30
Journey Resources Corp.
filed 2008-07-09
CIK 1396368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

7) An amended mineral claim option agreement dated May 23, 2007 with Roxgold Inc. (formerly Wave Exploration Corp.) as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project, Silver Mountain Project and Silveria Project” (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008) ;

8) A mineral claim purchase agreement with Marlene Lamilla dated October 18, 2007, whereby we purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Lima, Peru through our wholly owned Peruvian subsidiary, Minera Journey Resources SAC, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008) ;

9) An option and joint venture agreement dated February 5, 2008 with Grenville Gold Corporation and its Canadian and Peruvian Subsidiary, whereby we may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008) ;

10) An amended option and joint venture agreement dated March 17, 2008 with Grenville Gold Corporation and its Canadian and Peruvian Subsidiary, whereby we may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008) ;

11) Settlement Agreement with Trio Gold Corp., the underlying owners, Sultana Resources LLC and Zico LLC dated February 26, 2008 in relation to the Empire Mine Project, as discussed in Item 4.A of this Registration Statement under the heading “Acquisitions of Vianey Mine Silver Project, Musgrove Creek Gold Project Silver Mountain Project and Silveria Project (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008) ;

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

5.

1) Consent of our auditors, Watson Dauphinee & Masuch, Chartered Accountants, to the inclusion of their auditors’ report dated February 12, 2008 (except as to Note 15 which is as of March 17, 2008)on our consolidated financial statements for the years ended November 30, 2007, 2006 and 2005, as discussed in Item 10.G of this Registration Statement under the heading “Statement by Experts” (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008).

2) Consents of David K. Makepeace, P.Eng. and Michael A. McClave, L.P. Geo. on the Musgrove Creek Technical Report referred to in Item 4.D, and as discussed in Item 10.G of this Registration Statement under the heading “Statement by Experts” (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008) ;

3) Consent of Rodney A. Blakestad, J.D., C.P.G. on the 2005 Vianey Technical Report referred to in Item 4.D, and as discussed in Item 10.G of this Registration Statement under the heading “Statement by Experts” (incorporated by reference as previously filed with our Form 20-F Annual Report on July 7, 2008).

12.	1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

13.	1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

JOURNEY RESOURCES CORP.

Per:	“Jatinder (Jack) Bal”
Name: Jatinder (Jack) Bal
Title: President, Chief Executive Officer and Director

DATED: July 8, 2008

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